

Grant Thornton



Auditor's Report and Financial Statements of

Italian-Thai Development Public Company Limited and Subsidiaries and Joint Ventures

For the Years Ended 31 December 2009







REPORT OF INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
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www.grantthornton.co.th

To the Shareholders of Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets as at 31 December 2009 and 2008 of Italian-Thai Development Public Company Limited and subsidiaries and joint ventures, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. I have also audited of the separate balance sheets as at 31 December 2009 and 2008 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. I did not audit the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with combined total assets as at 31 December 2009 and 2008 of Baht 16,745 million and Baht 16,516 million, respectively, in the consolidated balance sheets, and combined total revenues of those entities for the years ended 31 December 2009 and 2008 of Baht 16,639 million and Baht 16,926 million, respectively, in the consolidated statements of income. Such combined total assets and revenues as included in the consolidated financial statements were audited by other auditors whose reports have been furnished to me. My opinion, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.



Except for the matters discussed in the third, fourth, fifth, sixth and seventh paragraphs, I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors as discussed in the first paragraph, provide a reasonable basis for my opinion.

The consolidated financial statements as at 31 December 2009 and 2008 include earned revenues not yet billed of a Joint Venture, proportionate to the Company of Baht 659.25 million and Baht 710.41 million, respectively, which represents the recognized revenues for work done to one local customer (government enterprise) but have not been certified, beyond the normal period of certification, to accept the work. This was explained by management as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the full collection by filing the claim for payment to the arbitrator and believe that there will be no indemnification for this part.

Based on the report of other auditors of an overseas subsidiary company, trade accounts receivable as at 31 December 2009 and 2008 include variation order claims of Baht 361.81 million and Baht 302.61 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 160.81 million and Baht 117.22 million, respectively. However, as at 31 December 2009 and 2008, the amount Baht 33.30 million and Baht 117.22 million, respectively, has still been disputed by the customer. Trade accounts receivable of such subsidiary company as at 31 December 2009 and 2008 also include Baht 242.84 million and Baht 244.87 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.





Based on the report of other auditors of an overseas subsidiary company, trade accounts receivable as at 31 December 2009 includes amount of appropriately Baht 87.91 million of a foreign subsidiary's customer that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. The subsidiary believe that the amount can be collected in full and has not set up provision for this.

The consolidated financial statements for the year ended 31 December 2009 include investments in associated companies accounted for under the equity method of Baht 318.65 million and the share of loss of Baht 95.52 million in the statements of income for the year ended 31 December 2009. Those financial statements are based on financial information complied by the management of such associated companies which have not been audited by auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believes that there will not be significant variances from the audited financial statements of those associated companies.

Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 31 December 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.



Based on my audits and the reports of other auditors, except for the effects on the consolidated financial statements for the years ended 31 December 2009 and 2008, which may occur and cannot presently be determined, of the matters discussed in the third and fourth paragraphs which depends on the future judicial process in the future and except for the effects on the consolidated financial statements for the year ended 31 December 2009, of the matters discussed in the fifth and sixth paragraphs, and depends on the future judicial process in the future of the matter discussed in the seventh paragraph, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position as at 31 December 2009 and 2008 and the consolidated results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited and subsidiaries, and joint venture, and the separate financial position as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited, in conformity with generally accepted accounts principles.

Without modifying my above opinion, I draw attention to the following :

1) As discussed in Note 41 to the financial statements, at the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification. On 10 September 2009, the Joint Venture received the certificate of completion and satisfaction of the work inspection committee of the employer to relieve all its obligations on the construction of the runways and taxiways at Suvarnabhumi Airport from Government Enterprise.



2) As discussed in Note 14 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Nevertheless, Minister of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
2 March 2010

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 2009	CONSOLIDATED F/S 2008	SEPARATE F/S 2009	SEPARATE F/S 2008
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	6	2,342,319	4,007,509	1,043,880	2,585,064
Fixed deposits		25,373	39,707	24,221	39,690
Restricted deposits with banks	7	328,994	507,290	255,380	469,053
Short - term investment		483	479	-	-
Current portion of promissory notes receivable	8	751,882	300,000	751,882	300,000
Trade accounts receivable - unrelated parties - net	9	8,222,479	8,484,719	2,894,254	3,536,845
Trade accounts receivable - related parties - net	10	1,281,004	1,129,006	1,692,241	1,391,432
Short-term loans and advances to subsidiaries and related parties - net	11	90,108	96,728	1,950,107	1,440,875
Earned revenues not yet billed		9,985,610	10,501,685	5,390,300	5,145,546
Retentions receivable due within one year		995,469	1,544,563	857,990	1,105,656
Inventories and work in progress - net	12	3,361,100	4,254,802	1,095,848	1,508,080
Income tax withheld at sources		1,975,191	1,242,651	939,661	523,574
Refundable value added tax		386,264	372,564	39,535	45,574
Advances for purchases of machine and construction materials		497,181	681,971	73,680	18,833
Advances for sub-contractors		447,068	370,864	303,700	293,590
Other current assets		292,035	195,713	94,637	69,956
Total Current Assets		30,982,560	33,730,251	17,407,316	18,473,768
NON - CURRENT ASSETS					
Promissory notes receivable - net	8	-	636,590	-	636,590
Retentions receivable due after one year		209,754	80,553	-	-
Investments in subsidiaries, associated companies, and joint ventures - net	13.1	339,329	370,599	8,096,907	8,012,644
Other long - term investments - net	13.2	2,729,852	1,576,335	2,711,702	1,563,159
Investment in potash mining project	14	3,236,149	3,236,149	-	-
Long - term loans and advances to subsidiaries and related parties - net	15	389,825	362,384	1,290,562	1,266,234
Loan and advances to unrelated parties - net	16	88,610	342,304	88,610	88,610
Land held for sale and development - net	17	490,939	558,220	-	-
Property, plant and equipment - net	18	14,694,099	15,513,511	8,323,790	9,971,897
Deferred charges		1,179	7,616	-	-
Goodwill	19	500,086	500,086	-	-
Other non - current assets		320,036	315,362	73,872	107,623
Total Non - Current Assets		22,999,858	23,499,709	20,585,443	21,646,757
TOTAL ASSETS		53,982,418	57,229,960	37,992,759	40,120,525

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2009	2008	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	20	9,144,057	7,353,305	4,527,011	3,042,164
Current portion of liabilities under trust receipts		435,818	267,923	50,597	148,210
Trade accounts payable - unrelated parties		6,161,720	7,870,720	3,787,166	4,780,923
Receipts in excess of contracts work in progress		238,189	191,725	238,189	191,725
Trade accounts payable - related parties	21	1,693,112	1,678,456	1,384,544	1,540,355
Short-term loans and advances from related parties	22	65,833	133,630	122,700	2,054
Current portion of advances from customers under construction contracts		3,170,366	4,919,323	1,346,213	1,407,440
Current portion of hire purchases payable	23	314,910	421,629	147,163	337,195
Current portion of long - term notes payable		751,882	300,000	751,882	300,000
Current portion of long - term loans	24	1,048,181	2,282,580	600,001	1,546,760
Current portion of debentures	25	1,996,423	705,837	1,996,423	705,837
Income tax payable		16,348	30,931	-	-
Value added tax payable		146,208	118,870	143,628	60,208
Accrued expenses		1,808,731	1,199,822	275,772	345,091
Reserve for project expenses		-	4,900	37,413	4,900
Allowance for liabilities of special purpose vehicles	37.1	306,411	612,822	306,411	612,822
Advance received for land purchase		6,506	12,555	-	-
Accounts payable for purchase of investments - related parties		62,484	62,484	56,809	56,809
Retentions payable		445,582	502,348	299,362	341,791
Loans from directors	27	146,876	161,743	-	-
Other current liabilities		1,038,357	1,072,479	145,907	289,466
Total Current Liabilities		28,997,994	29,904,082	16,217,191	15,713,750
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		100	2,055	100	2,055
Advances from customers under construction contracts - net		1,405,900	817,440	510,605	205,046
Hire - purchases payable - net	23	782,593	573,455	95,532	223,843
Long - term notes payable - net		-	636,590	-	636,590
Long - term loans - net	24	1,904,306	4,700,493	1,211,004	3,835,638
Debentures - net	25	4,930,537	1,991,515	4,930,537	1,991,515
Convertible debentures - net	26	3,593,042	4,830,231	3,593,042	4,830,231
Accrued interest on convertible debentures	26	213,543	102,320	213,543	102,320
Allowance for liabilities of special purpose vehicles - net	37.1	-	306,411	-	306,411
Allowance for losses on construction projects	28	490,774	639,964	474,493	628,176
Other non - current liabilities		182,914	30,718	66,696	78,335
Total Non - Current Liabilities		13,503,709	14,631,192	11,095,552	12,840,160
TOTAL LIABILITIES		42,501,703	44,535,274	27,312,743	28,553,910

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2009	2008	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered - 4,921,678,180 shares		4,921,678	4,921,678	4,921,678	4,921,678
Issued and fully paid - up - 4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain (loss) on changes in value of investments		220,433	(263,782)	222,685	(130,918)
Translation adjustments for foreign currency financial statements		(497,543)	(609,057)	(224,170)	(252,381)
Surplus on dilution of investment in subsidiary company		149,586	149,586	-	-
Retained earnings					
Appropriated - statutory reserve	33	427,373	427,373	419,368	419,368
Unappropriated		639,794	2,413,907	553,092	1,821,505
Equity attributable to the Company's shareholders		10,648,684	11,827,068	10,680,016	11,566,615
Minority interests - Equity attributable to minority shareholders of subsidiaries		832,031	867,618	-	-
Total Shareholders' Equity		11,480,715	12,694,686	10,680,016	11,566,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		53,982,418	57,229,960	37,992,759	40,120,525



Director

Director

PATHAI CHAKORNBUNDIT


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 2009	CONSOLIDATED F/S 2008	SEPARATE F/S 2009	SEPARATE F/S 2008
REVENUES	27, 39				
Revenues from construction work		38,222,679	41,070,299	21,627,323	24,644,379
Revenues from sales and services		1,460,228	1,829,612	-	-
Total revenues		39,682,907	42,899,911	21,627,323	24,644,379
COSTS	27, 35				
Costs of construction work		36,274,643	40,362,996	21,018,481	23,580,132
Costs of sales and services		1,259,735	1,428,786	-	-
Provision for loss on construction work		-	308,332	114,037	469,686
Total costs		37,534,378	42,100,114	21,132,518	24,049,818
Gross income	39	2,148,529	799,797	494,805	594,561
Dividend and shares of profits from the joint ventures		29,624	74,591	105,300	79,901
Interest income		246,207	132,905	210,007	133,437
Gain (loss) on exchange rate		385,459	(294,219)	47,635	(24,200)
Gain on early redemption of convertible debentures and cancellation		503,383	-	503,383	-
Other income	27, 34	607,904	591,438	865,446	476,096
Income before expenses		3,921,106	1,304,512	2,226,576	1,259,795
Selling expenses	35	(27,756)	(15,049)	-	-
Administrative expenses	35	(2,130,133)	(1,795,736)	(808,970)	(862,912)
Executive remunerations	35	(59,327)	(62,134)	(59,327)	(62,134)
Provision for doubtful accounts		(194,284)	(231,743)	(268,371)	(91,314)
Loss on sale of capital assets		(512,308)	-	(512,308)	-
Loss on devalue of investments		(16,502)	-	(17,184)	(385)
Gain (loss) on disposal of investment		(112,700)	-	15,267	-
Loss on write off cash advance for project	16	(253,564)	-	-	-
Provision for project loss on related parties		-	-	(560,589)	(1,466,343)
Provision for impairment and others		(48,259)	(27,670)	(25,924)	(27,670)
Total expenses		(3,354,833)	(2,132,332)	(2,237,406)	(2,510,758)
Income (loss) from operations		566,273	(827,820)	(10,830)	(1,250,963)
Share of losses from investments accounted for by equity method		(95,519)	(1,054)	-	-
Income (loss) before financial expenses and income tax		470,754	(828,874)	(10,830)	(1,250,963)
Financial expenses		(2,065,436)	(1,743,775)	(1,257,583)	(1,199,092)
Loss before income tax		(1,594,682)	(2,572,649)	(1,268,413)	(2,450,055)
Income tax	29	(198,529)	(104,928)	-	-
NET LOSS		(1,793,211)	(2,677,577)	(1,268,413)	(2,450,055)
Net loss attributable to:					
The Company's shareholders		(1,774,113)	(2,655,931)	(1,268,413)	(2,450,055)
Minority interests in subsidiaries		(19,098)	(21,646)	-	-
		(1,793,211)	(2,677,577)	(1,268,413)	(2,450,055)
BASIC EARNINGS PER SHARE					
Net loss (Baht per share)		(0.42)	(0.63)	(0.30)	(0.58)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit: Thousand Baht)

CONSOLIDATED F/S	Note	Equity attributable to the Company's shareholders									
		Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Surplus on dilution of investment in subsidiary company	Retained earnings		Total Equity attributable to the Company's shareholders	Minority interests	Total
							Statutory reserve	Unappropriated			
Balance - as at 1 January 2008		4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,352,990	15,767,194	1,050,141	16,817,335
Negative goodwill written off		-	-	-	-	-	-	10,036	10,036	-	10,036
Unrealised loss on changes in value of investments		-	-	(339,145)	-	-	-	-	(339,145)	-	(339,145)
Translation adjustment for foreign currency financial statements		-		-	(661,898)	-	-	-	(661,898)	(143,221)	(805,119)
Income (expenses) recognized in shareholders' equity - net		-	-	(339,145)	(661,898)	-	-	10,036	(991,007)	(143,221)	(1,134,228)
Net loss for the year		-	-	-	-	-	-	(2,655,931)	(2,655,931)	-	(2,655,931)
Total expenses recognized during the year		-	-	(339,145)	(661,898)	-	-	(2,645,895)	(3,646,938)	(143,221)	(3,790,159)
Dividend payment	30	-	-	-	-	-	-	(293,188)	(293,188)	-	(293,188)
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(17,656)	(17,656)
Decrease in minority interests in subsidiaries during the year		-	-	-	-	-	-	-	-	(21,646)	(21,646)
Balance - as at 31 December 2008		4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Balance - as at 1 January 2009		4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised gain on changes in value of investments		-	-	484,215	-	-	-	-	484,215	-	484,215
Translation adjustment for foreign currency financial statements		-	-	-	111,514	-	-	-	111,514	(9,295)	102,219
Income (expenses) recognized in shareholders' equity - net		-	-	484,215	111,514	-	-	-	595,729	(9,295)	586,434
Net loss for the year		-	-	-	-	-	-	(1,774,113)	(1,774,113)	-	(1,774,113)
Total income (expenses) recognized during the year		-	-	484,215	111,514	-	-	(1,774,113)	(1,178,384)	(9,295)	(1,187,679)
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(7,194)	(7,194)
Decrease in minority interests in subsidiaries during the year		-	-	-	-	-	-	-	-	(19,098)	(19,098)
Balance - as at 31 December 2009		4,193,678	5,515,363	220,433	(497,543)	149,586	427,373	639,794	10,648,684	832,031	11,480,715

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit: Thousand Baht)

SEPARATE F/S	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Retained earnings		Total
						Statutory reserve	Unappropriated	
Balance - as at 1 January 2008		4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891
Unrealised loss on changes in value of investments		-	-	(354,995)	-	-	-	(354,995)
Translation adjustment for foreign currency financial statements		-	-	-	(285,038)	-	-	(285,038)
Expenses recognized in shareholders' equity		-	-	(354,995)	(285,038)	-	-	(640,033)
Net loss for the year		-	-	-	-	-	(2,450,055)	(2,450,055)
Dividend payment	30	-	-	-	-	-	(293,188)	(293,188)
Balance - as at 31 December 2008		4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Balance - as at 1 January 2009		4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised gain on changes in value of investments		-	-	353,603	-	-	-	353,603
Translation adjustment for foreign currency financial statements		-	-	-	28,211	-	-	28,211
Income recognized in shareholders' equity		-	-	353,603	28,211	-	-	381,814
Net loss for the year		-	-	-	-	-	(1,268,413)	(1,268,413)
Balance - as at 31 December 2009		4,193,678	5,515,363	222,685	(224,170)	419,368	553,092	10,680,016

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from operating activities				
Loss before taxation	(1,594,682)	(2,572,649)	(1,268,413)	(2,450,055)
Adjustments to reconcile loss before taxation to net cash provided from (used in) operating activities:-				
Depreciation and amortisation	2,466,198	2,166,838	1,348,520	1,351,643
Unrealised loss (gain) on exchange rate	(48,963)	298,884	(28,135)	93,153
Gain on early redemption of convertible debentures and cancellation	(503,383)	-	(503,383)	-
Dividend and shares of profit from the joint ventures	(29,627)	(74,591)	(105,303)	(79,901)
Provision for doubtful accounts	194,284	231,743	268,371	91,314
Provision for obsolete inventories	2,152	-	-	-
Loss on sale of capital assets	512,308	-	512,308	-
Loss on devalue of investment	16,502	-	17,184	385
Gain (loss) on disposal of investment	112,700	-	(15,267)	-
Loss on write off cash advance for project	253,564	-	-	-
Share of loss from investments accounted for by equity method	95,519	1,054	-	-
Provision for loss on construction project	-	308,332	114,037	469,686
Provision for project loss on related parties	-	-	560,589	1,466,343
Provision for impairment and contingent liabilities	48,259	27,670	25,924	27,670
Interest expense and financial expenses	2,065,436	1,743,775	1,257,583	1,199,092
Net income from operating activities before changes in operating assets and liabilities	3,590,267	2,131,056	2,184,015	2,169,330
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	272,099	(3,003,454)	811,069	(864,054)
Trade accounts receivable - related parties	(170,124)	110,952	(619,801)	(539,260)
Loans and advances to subsidiaries and related parties	(58,564)	(132,550)	(1,145,523)	(551,941)
Earned revenues not yet billed	366,885	1,089,373	(398,437)	541,494
Retentions receivable	419,601	(39,389)	247,666	405
Inventories and work in progress	958,832	(921,618)	412,232	(154,067)
Refundable value added tax	(13,700)	(106,172)	6,039	20,490
Advances for purchases of machine, construction materials and land awaiting development	184,790	(33,293)	(54,847)	65,236
Receivables from sale of land	-	6,044	-	-
Advances to subcontractors	(76,204)	50,073	(10,110)	(6,668)
Deferred charges	(215)	(665)	-	-
Other current assets	(132,477)	94,003	(56,116)	64,575
Decrease (increase) in other assets	(38,816)	(61,405)	21,943	(61,994)
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(1,708,377)	1,097,496	(993,757)	1,036,470
Receipts in excess of contract work in progress	46,464	(677,878)	46,464	(677,878)
Trade accounts payable - related parties	34,706	239,062	(155,811)	183,960
Advances from customers under construction contracts	(1,160,497)	558,702	244,332	(949,583)
Value added tax payable	27,338	8,474	83,420	(1,972)
Accrued expenses	608,909	(419,363)	(69,319)	(36,786)
Reserve for project expenses	(4,900)	(25,508)	(4,900)	(25,508)
Advance received for land purchase	(6,049)	(194,332)	-	-
Retentions payable	(56,766)	(19,567)	(42,429)	(27,877)
Other current liabilities	(61,879)	482,417	(111,041)	43,636
Other liabilities	152,196	(410,046)	(11,639)	(493,028)
Cash received (paid) from operations	3,173,519	(177,588)	383,450	(265,020)
Income tax refund	27,237	945,711	-	878,216
Income tax and withholding tax payments	(973,284)	(789,378)	(416,087)	(433,185)
Net cash provided from (used in) operating activities	2,227,472	(21,255)	(32,637)	180,011

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from investing activities				
Decrease in fixed deposits restricted deposits with banks	192,630	491,881	229,142	130,320
Decrease (increase) in loans and advances to unrealted parties	(638,616)	(885,177)	(638,746)	(633,428)
Proceed from disposal of fixed assets	470,572	97,808	292,630	56,138
Purchases of fixed assets	(1,497,672)	(2,542,777)	(469,643)	(1,189,371)
Temporary investment	-	(12)	-	-
Increase in investments in subsidiaries, associated companies and joint ventures	(52,770)	(119,830)	(85,244)	(162,265)
Cash received from dividend and shares of profit from the joint ventures	29,624	74,591	105,300	79,901
Increase in other long - term investments	(870,485)	(504,876)	(870,485)	(538,785)
Proceed from disposal of investment	74,612	-	74,612	-
Net cash used in investing activities	(2,292,105)	(3,388,392)	(1,362,434)	(2,257,490)
Cash flows from financing activities				
Interest payment	(1,869,703)	(1,679,893)	(1,122,125)	(1,045,435)
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	1,790,752	2,376,374	1,484,847	(453,941)
Increase (decrease) in loans and advances from related parties	(67,797)	(316,199)	120,646	2,054
Increase (decrease) in long-term loans	(4,198,610)	12,651	(3,739,417)	214,951
Decrease in hire - purchases payable	(957,202)	(119,197)	(315,194)	(328,472)
Increase (decrease) in liabilities under trust receipts	165,940	(15,314)	(99,568)	16,553
Decrease in loans from directors	(14,867)	(20,164)	-	-
Proceed from issuance of debentures	4,922,516	1,990,184	4,922,516	1,990,184
Payment for debentures redemption	(706,700)	(1,057,100)	(706,700)	(1,057,100)
Proceed from issuance of convertible debentures	-	4,797,615	-	4,797,615
Payment for early redemption of convertible debentures and cancellation	(726,863)	-	(726,863)	-
Dividend payment	-	(293,188)	-	(293,188)
Dividend of subsidiary company to minority interests	(7,194)	(17,656)	-	-
Net cash provided from (used in) financing activities	(1,669,728)	5,658,113	(181,858)	3,843,221
Translation adjustment for foreign currency financial statements	69,171	(805,119)	35,745	(285,038)
Net increase (decrease) in cash and cash equivalents	(1,665,190)	1,443,347	(1,541,184)	1,480,704
Cash and cash equivalents at beginning of year	4,007,509	2,564,162	2,585,064	1,104,360
Cash and cash equivalents at end of year	2,342,319	4,007,509	1,043,880	2,585,064
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain (loss) on changes in value of investments	484,215	(254,359)	353,603	(254,359)
Transfer of trade receivable - unrelated party, to notes receivable	-	(339,145)	-	(354,995)
Transfer of land held for sale and development to inventories and work in progress	(67,281)	(272,686)	-	-
Transfer of loan to related parties to investments in subsidiary companies	-	-	-	44,000
Purchase of fixed assets under hire - purchase agreements	1,062,769	146,035	-	-

The accompanying notes form an integral part of the financial statements.

1. GENERAL INFORMATION

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the Federation of Accounting Professions Act B.E. 2547 and the regulations promulgated by the Securities Exchange Commission and the Stock Exchange of Thailand concerning the preparation and disclosure of financial information under the Securities Exchange Act B.E. 2535.

The financial statement are officially prepare in accordance with statutory requirement and in Thai language in accordance with accounting standards enermurated under the Accounting Profession Act B.E. 2547. The translation of these financial statements to other language must be based on the Thai version.

The financial statements have been prepared on a historical cost basis except as otherwise disclosed separately.

The Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore, the number of Thai Accounting Standards as used in these financial statements are corresponding to those relevant International Accounting Standards.

During the years 2008 and 2009, the Federation of Accounting Professions has issued announcements re accounting standards, financial reporting standards and accounting treatment guideline and amendments to few accounting standards, which are effective for the accounting periods beginning on or after 1 January 2009, 1 January 2011 and 1 January 2012. The management has assessed the effects of those amended accounting standards, financial reporting standards and accounting treatment guideline and believes that they do not have any significant impact on the financial statements for the period in which they are initially applied.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (proportionately consolidated) as follows : -

Name of Entity	Country of incorporation	Percentage of investment by the Company	
		2009	2008
Overseas subsidiaries			
Myanmar ITD Co., Ltd.	Myanmar	99.99	99.99
PT. Thailindo Bara Pratama	Indonesia	99.99	99.99
ITD Cementation India Limited	India	69.57	69.57
ITD-Madagascar S.A.	Madagascar	99.70	-
Local subsidiaries			
Italian-Thai International Co., Ltd.	Thailand	99.99	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	99.99	99.99
Thai Pride Cement Co., Ltd.	Thailand	99.99	99.99
Sin Rae Muang Thai Co., Ltd.	Thailand	99.99	99.99
Nha Pralan Crushing Plant Co., Ltd.	Thailand	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	99.70	99.70
Italthai Marine Co., Ltd.	Thailand	86.96	86.96
Italthai Trevi Co., Ltd.	Thailand	86.56	80.45
Asian Steel Product Co., Ltd.	Thailand	69.90	69.90
Thai Maruken Co., Ltd.	Thailand	50.96	50.96
Italian Thai Land Co., Ltd.	Thailand	99.99	99.99
Khunka Palangthai Co., Ltd.	Thailand	66.86	61.48
Palit Palangngan Co., Ltd.	Thailand	74.93	74.93
Palang Thai Kaowna Co., Ltd.	Thailand	99.94	99.94
Italian Thai Power Co., Ltd.	Thailand	99.99	99.99
Saraburi Construction Technology Co., Ltd.	Thailand	99.93	99.93
Asia Logistics Development Co., Ltd.	Thailand	99.93	99.93
Asia Industrial and Port Corporation Co., Ltd.	Thailand	99.93	99.93
Indirect overseas subsidiaries			
Italian-Thai Development (BVI) Co., Ltd.	British Virgin Islands	99.99	99.99
Ayeyarwady Multitrade Co., Ltd.	Myanmar	99.99	99.99
ITD Cementation Projects India Limited	India	99.99	99.99
Koh Kong Power Light Co., Ltd.	Cambodia	93.00	93.00

Name of Entity	Country of incorporation	Percentage investment by the Company	
		2009	2008
Indirect local subsidiaries			
Aquathai Co., Ltd.	Thailand	99.99	99.99
Sarithorn Co., Ltd.	Thailand	99.99	99.99
Southern Industries (1996) Co., Ltd.	Thailand	99.99	99.99
Overseas joint ventures (proportionate consolidation):			
ITD – NCC Joint Venture (NT-2)	Laos	60.00	60.00
ITD – EGC Joint Venture	Taiwan	55.00	55.00
Joint Venture Evergreen – Italian-Thai – PEWC	Taiwan	25.00	25.00
Joint Venture between Italian-Thai Development Plc. and ITD Cementation India Limited	India	20.00	20.00
ITD-Nawarat (L.L.C)	United Arab Emirates	60.00	60.00
ITD-ITDCEM JV	India	51.00	51.00
ITD-ITDCEM JV (Consortium)	India	60.00	60.00
QINA Contracting (L.L.C)	United Arab Emirates	24.00	-
Local joint ventures (proportionate consolidation) :			
ITD – ETF Joint Venture	Thailand	65.00	65.00
ITD – NSC Joint Venture	Thailand	-	50.50
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Thailand	60.00	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	60.00	60.00
ITD – NCC Joint Venture	Thailand	51.00	51.00
IN Joint Venture	Thailand	51.00	51.00
ITO Joint Venture	Thailand	40.00	40.00
IOT Joint Venture	Thailand	40.00	40.00
ION Joint Venture	Thailand	39.00	39.00
IDS Joint Venture	Thailand	35.00	35.00
I.C.C.T. Joint Venture	Thailand	25.00	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	-	25.00
ITD – SQ Joint Venture	Thailand	50.00	50.00

3.2 Significant changes during the year 2009 are as follows :

- On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into a Joint Venture agreement under the name of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%. The Company paid for its capital contribution in full on 6 March 2552. The Joint Venture had not yet its operation.

- On 31 August 2009, the Company paid for share capital increase in Italthai Trevi Co., Ltd. (the subsidiary) of Baht 25.00 million. This increases the percentage of shareholding in such subsidiary from 80.45% to 86.56%. The subsidiary uses the additional increase in its capital for working capital.

- On 30 September 2009, the Company invested in a new 99.70% subsidiary company, ITD-MADAGASCAR S.A., to do a mining business, with registered share capital of MGA 20.00 million (Baht 0.35 million equivalent). The capital contribution was 99.70% paid. Such subsidiary started the operation to research the mining.

  The Company management believes that the above investments in Joint Venture and subsidiary companies will add more benefits to the Company in the near future.

3.3 The Company does not include the financial statements of Siam Pacific Holding Company Limited, which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) of its shares are held by the Company and its subsidiary, respectively, because the Company has no control over such companies and such companies are not considered as subsidiary. There is no material effect on the consolidated financial statements for such exclusion.

3.4 The financial statements of the overseas project offices, branches, subsidiaries and joint ventures are translated into Thai Baht with the exchange rates at the balance sheet date for assets and liabilities, and with the monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption "Translation adjustment for foreign currency financial statements" under the shareholders' equity. It should not be construed that foreign financial statements will be realized at those rates.

3.5 Material intercompany with subsidiaries and joint ventures balances and intercompany transactions have been eliminated from the consolidated financial statements, except for intercompany profit which was included in inventories at the end of the year, which has insignificant effect to the consolidated financial statements.

3.6 Minority interests represent the portion of a subsidiary's profit or loss and net assets that is not held by the Company.

3.7 All subsidiaries and joint ventures have a reporting date 31 December and have been prepared with the same accounting policies as for the separate financial statements for the same accounting transactions or accounting events.

3.8 Dilution gains that arise on shares issued by subsidiary and sold to third parties are recognised as surplus on dilution of investment in subsidiary company which is presented in shareholders' equity in consolidated financial statements.

3.9 The Company's financial statements for the years ended 31 December 2009 and 2008 include the audited financial statements of two overseas project offices, three overseas branches (2008 : two oversea branches), two overseas subsidiaries, and six joint ventures with aggregate assets and revenues in Baht equivalent as follows : -

(Unit : Million Baht)

	2009		2008	
	Total assets	Total Revenues	Total assets	Total Revenues
KOLDAM project office	1,379	681	1,366	830
West Bengal Project office	533	399	564	247
Italian-Thai Development Public Co., Ltd. – Philippines Branch	293	195	424	497
Italian-Thai Development Public Co., Ltd. – Taiwan Branch	721	37	1,419	1,602
Italian-Thai Development Public Co., Ltd – India Branch	184	16	-	-
ITD Cementation India Co., Ltd.	9,769	10,631	10,254	10,364
PT. Thailindo Bara Pratama	2,639	997	754	280
ITD-Cemindia Joint Venture	151	178	155	179
ITD-ITDCEM JV	1,129	2,029	1,673	2,210
ITD-ITDCEM JV (Consortium)	959	1,460	400	106
ITD – EGC Joint Venture	1,067	1,108	1,298	1,567
Joint Venture Evergreen – Italian-Thai – PEWC	6	-	7	-
ITD-Nawarat (L.L.C)	11	4	132	121
Total	18,841	17,735	18,446	18,003

3.10 The consolidated financial statements for the year ended 31 December 2009 include investments in associated companies for which the Company accounts for by the equity method of Baht 318.65 million and the share of loss of Baht 95.52 million in the statements of income for the year ended 31 December 2009. Those financial statements are based on financial information complied by the management of such associated companies which have not been audited by auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believe that there will not be significant variances from the audited financial statement of those associated companies.

3.11 The consolidated financial statements as at 31 December 2009 and 2008 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures as follows : -

(Unit : Thousand Baht)

	Consolidated F/S	
	2009	2008
Current assets	6,730,544	7,792,376
Non-current assets	986,882	971,926
Current liabilities	6,002,004	7,150,474
Non-current liabilities	529,515	40,731
Revenues	9,412,210	8,738,934
Expenses	9,665,040	10,004,410

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Revenues recognition

Revenues from construction work

Revenues from construction work are recognized when services have been rendered taking into account the stage of completion. The stage of completion is measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated costs to complete the construction. Provision for the total anticipated loss on construction projects is made in the accounts as soon as the possibility of loss is ascertained.

Revenue from sales

Revenue from sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyers. Sales are represented by the invoiced values, excluding value added tax, of goods supplied after deducting discounts and allowances.

Revenue from services

Revenue from services are recognized when the services have been rendered.

Interest income

Interest income is recognized on time – period on an accrued basis.

Dividend income

Dividend income is recognized when the right to receive the dividends is established.

4.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

4.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. The Company, its subsidiaries and joint ventures provided allowances for doubtful accounts for the estimated losses that may be incurred in collection of receivables. The allowances are generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

4.4 Earned revenues not yet billed/receipt in excess of contract work in progress

The recognized revenues which have not yet been due as per contracts is presented as "Earned revenues not yet billed" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognized as revenue is presented as "Receipt in excess of contract work in progress" in the balance sheet.

4.5 Inventories and work in progress

Inventories and work in progress are valued at the lower of weighted average cost and net realizable value and are charged to production costs whenever consumed. Management review and provide allowance for the obsolete inventories from time to time.

4.6 Investments

a) Investments in available-for-sale securities are stated at fair value. Gains or losses arising from changes in the value of such investments are separately shown as part of shareholders' equity under the caption "Unrealised gain/loss on changes in the value of investments". When the securities are sold, the change is included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for by cost method in the separate financial statements. Investments in associated companies are accounted for by equity method in the consolidated financial statements.

The fair value of available-for-sale securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

4.7 Related parties

Related parties comprise enterprises and individuals that control, or are controlled by the Company, whether directly or indirectly, or which are under common control with the Company. They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and directing of the Company's operations.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those companies in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Company's share of the total recognized gains and losses of associates by the equity accounting method, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company will account for the share of losses not exceeding in investments and further losses no longer accounted for except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint venture

The joint venture company is a company over which activities are jointly controlled, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the joint venture company's assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commenced until the date that joint control ceases.

4.8 Land held for sale and development

Land held for sale and development is valued at cost or net realisable value whichever is lower.

4.9 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Cost is measured by the cash or cash equivalent price of obtaining the asset to bring it to the location and condition necessary for its intended use. Plant and equipment in balance sheet are stated at costs less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	3 – 19 years
Furniture, fixtures and office equipment	3 – 12 years
Motor vehicles	5 – 8 years
Site office and temporary camps	5 – 7 years

Expenditures for addition, renewal and betterment, which result in a substantial increase in asset current replacement value, are capitalised. Repair and maintenance costs are recognized as an expense when incurred.

4.10 Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of share of the identifiable net assets which the Company acquired.

The Company has changed its accounting policy for goodwill effective from 1 January 2008.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

4.11 Advance from customer under construction contracts

Advance from customer under construction contracts deducted from the billed of work for the period as indicated in construction agreement. Advance from customer under construction contracts is more than 1 year classified as non current liabilities.

4.12 Debentures and convertible debentures

Debentures and convertible debentures are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, debentures and convertible debentures are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowing on an effective interest basis.

4.13 Discount on debentures

Discount on debentures, comprising the difference between proceeds from debentures issuance and redemption value on maturity, is recognized in the statement of income over the period of the borrowings on an effective interest basis. Gain or loss on early redemption is recognized in the statement of income upon redemption.

4.14 Lease – where the Company, subsidiaries and joint ventures are the lessees

Leases of equipment where the Company, subsidiaries and joint ventures assume substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair values of leased assets or estimated their present values of the underlying lease payments, whichever is lower. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Lease payment deducted by financial charges is recognized as liabilities under financial lease agreements. The interest expense is charged to statement of income over the lease period. Assets acquired under finance lease agreements are depreciated over the useful lives of the assets as referred to in the above Note 4.9.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to statements of income on a straight – line basis over the lease period. When an operating lease is terminated before expiry date of the lease period, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

4.15 Leases – where Company, subsidiaries and joint ventures are the lessors

Assets leased out under operating leases are included in building and equipment in the balance sheet. Depreciation is calculated over their expected useful lives on a basis consistent with other similar assets. Rental income is recognized on a straight – line basis over the lease period.

4.16 Hire purchases payable

These represent hire purchases payable less deferred interest. The repayment subschedules of the hire purchase contracts are 24 – 60 months. The fixed assets acquired under hire purchase agreement are recorded as assets of the Company at their cash price and will be registered in the name of the Company upon the completion of payments. Interest on hire-purchases payable is recognized as expense in the statement of income.

4.17 Impairment

As at balance sheet date, the Company, subsidiaries and joint ventures assess at each reporting date whether there is an indication that any asset may be impaired. If any such indication exists, the Company and subsidiaries make an estimate of the asset recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the income statement. An asset recoverable amount is the higher of fair value less costs to sell and value in use.

4.18 Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

4.19 Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Financial assets and liabilities, denominated in foreign currencies, which are outstanding at the balance sheet date, are translated into Baht at the exchange rates ruling on the balance sheet date. Gains and losses on exchange are included in determining income.

4.20 Financial instruments

Financial assets in the balance sheet include cash and bank balances, investments and trade accounts and loan receivable.

Financial liabilities in the balance sheet include trade accounts payable, financial leases, advance received and borrowings.

The accounting policies for each particular transaction are disclosed under separate sections associated with each item.

4.21 Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses on an accrual basis.

4.22 Provident fund

The Company and subsidiaries set up a registered provident fund contributed by employees and by the Company and subsidiaries for which assets are held in a separate trusteed fund and managed by authorized fund manager.

The Company and subsidiaries contributions are charged to the statement of income in the period which they relate.

4.23 Segment information

Segment information is presented in respect of the Company's, subsidiaries and joint ventures businesses. The primary format, geographical segments, is based on the Company, subsidiaries and joint ventures management and internal reporting structure.

4.24 Dividend payment

Dividend payment is recorded in the financial statements in the period in which they are approved by the Shareholders or Board of Directors of the Company and subsidiaries.

4.25 Basic earnings per share

Basic earnings per share is determined by dividing net loss for the year by the weighted average number of common shares outstanding during the year.

4.26 Derivatives

Forward exchange contracts

Receivables and payables arising from forward exchange contracts are translated into Baht at the rates of exchange ruling at the balance sheet. Gains and losses from the translation are included in determining income.

Cross currency and interest rate swap agreements

Receivables and payables arising from the cross currency swap agreements are translated into Baht at the rates of exchange ruling on the balance sheet. Unrealized gains and losses from the translation are included in determining income. The differences under interest rate swaps are recorded as adjustments to the interest expense relating to the financial obligations in the statement of income.

Currency option agreement

Currency option agreements are contracts between two parties whereby the seller grants the buyer a future option to buy (call option) or to sell (put option) foreign currency at an exchange rate stipulated in the agreement. The Company enters into such agreements in order to manage foreign exchange risk. The notional amounts of cross currency option agreements utilized by the Company to manage foreign exchange risk are not recognized as assets or liabilities upon inception of the agreement, but fees to be received or paid by the Company in respect of such agreements are amortized on a straight line basis over the term of the agreement.

4.27 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related note disclosures. Actual results could differ from these estimates.

4.28 Provisions for liabilities and expenses, and contingent assets

The Company, subsidiaries and joint ventures recognize provisions for liabilities and expenses in the financial statements when the Company, subsidiaries and joint ventures have present legal or constructive obligations as a result of past events with probable outflows of resources to settle the obligation, and where a reliable estimate of the amount can be made. The contingent asset will be recognized as a separate asset only when the realization is virtually certain.

5. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTION AND JUDGEMENT AND CAPITAL RISK MANAGEMENT

5.1 Critical accounting estimates, assumption and judgments

Estimates, assumption and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances are as follows:

1. Construction revenues

The stage of completion of any construction contract is assessed by management by taking into consideration all information available at the reporting date. In this process, management carries out significant judgements about milestones, actual work performed and the estimated costs to complete the work. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that will affect the stage of completion. Actual outcome in terms of actual costs or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

2. Claims income

A claim is an amount that the Company, subsidiary or joint ventures seeks to collect from their customers or another party as reimbursement for costs not included in the contract price. A claim may rise from, for example, customer caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are only included in contract revenue when:

(a) Negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and

(b) The amount that is probable will be accepted by the customer can be measured reliably.

3. Allowance for project losses

The Company, subsidiaries, and joint ventures review its construction work-in-progress to determine whether ether is any indication of foreseeable losses. Identified foreseeable losses are recognised immediately in the statement of income when it is probable that total contract costs will exceed total contract revenue as determined by the management.

4. Impairment of receivables

The Company, subsidiaries, and joint ventures account for allowance for doubtful accounts which equal to the estimated collection losses that may be incurred in the collection of receivables. The estimated losses are based on historical collection experience couple with a review of outstanding receivables at the balance sheet date.

5. Allowance for obsolete, slow-moving and defective inventories

The Company, subsidiaries, and joint ventures provide allowances for obsolete, slow-moving and defective inventories to reflect impairment of inventories. The allowance is based on consideration of inventory turnover and deterioration of each category.

6. Impairment of investments

The Company, subsidiaries, and joint ventures treat investments as impaired when there has been a significant or prolonged decline in the fair value below their cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires management judgment.

7. Impairment of goodwill

The Company annually reviews goodwill from investments in subsidiary companies to determine whether it is impaired or not. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of management estimates.

8. Property, plant and equipment and intangible assets

Management determines the estimated useful lives and residual values for property, plant and equipment and intangible assets of the Company, subsidiaries, and joint ventures. Management will revise the depreciation and amortization charge where useful lives and residual values previously estimated have changed or subject to be written down for their technical obsolescence or no longer in used.

9. Impairment of assets

The Company, subsidiaries, and joint ventures consider the allowance for impairment of assets whether there is an indication that an asset may be impaired. If any such indication exists when there has been a significant decline in the fair value below their cost, the Company, subsidiaries, and joint ventures make an estimate of the asset recoverable amount. The determination of recoverable amount is requires management judgment.

10. Leases

In determining whether a lease is to be classified as an operating lease or finance lease, management is required to use judgment regarding whether significant risk and rewards of ownership of the leased asset has been transferred, taking into consideration terms and conditions of the arrangement.

11. Litigation

The Company, subsidiaries, and joint ventures normally have contingent liabilities as a result of disputes and litigation. Management of the Company, subsidiaries, and joint ventures use judgment to assess of the results of the disputes and litigation and recognize reasonable provision for losses in the accounts at the balance sheet date. However, actual results could differ from the estimates.

5.2 Capital risk management

Objectives of the Company and subsidiaries in the management of capital are to safeguard their ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In addition, the Company and subsidiaries have to maintain debt to equity ratio as stipulated in loan facility agreements.

In order to maintain or adjust the capital structure, the Company and subsidiaries may adjust the dividend payment to shareholders, to issue new shares or issue new debentures to finance debts or sell assets to reduce debts.

6. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Cash and deposits with banks	2,342,319	2,357,775	1,043,880	935,330
Government bonds and bills of exchange	-	1,649,734	-	1,649,734
Total	2,342,319	4,007,509	1,043,880	2,585,064

As at 31 December 2008, government bonds and bills of exchange of approximately Baht 1,649.73 million are for a period of 15 days. These bear interest at the rates 2.10 – 2.18 percent per annum.

7. RESTRICTED DEPOSITS WITH BANKS

As at 31 December 2009, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 73.14 million (2008 : Baht 43.67 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 134.87 million (2008 : Baht 365.92 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 120.99 million (2008 : Baht 97.70 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

8. PROMISSORY NOTES

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Promissory Notes	751,882	936,590	751,882	936,590
Less : Promissory Notes – Current Portion	(751,882)	(300,000)	(751,882)	(300,000)
Net	-	636,590	-	636,590

During the year 2007, the Company arranged with a group of major debtors re – scheduling the collection of amount of receivables that have been long outstanding. Under such arrangement, the debtors agreed to pay the Company by installments over 2 to 3 years by issuing various promissory notes payable to the Company at different due dates. Those promissory notes bear interest at the rate MLR + 4.493% per annum. The Company used such promissory notes as collaterals for its borrowings from a commercial bank, on a back – to – back basis. The borrowings bear interest at the rate of MLR and are included as part of long – term borrowings (loans). As at 31 December 2009 and 2008, the outstanding balances of loans are totaling Baht 751.88 million and 936.59 million, respectively.

9. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2009 and 2008 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Receivable Ages	2009	2008	2009	2008
Less than 3 months	5,259,704	6,011,096	2,598,012	3,168,890
3 – 6 months	760,250	952,273	40,452	201,971
6 – 12 months	452,556	357,759	77,492	10,966
More than 12 months	2,309,912	1,706,492	655,091	641,964
Total	8,782,422	9,027,620	3,371,047	4,023,791
Less : Allowance for doubtful accounts	(559,943)	(542,901)	(476,793)	(486,946)
Net	8,222,479	8,484,719	2,894,254	3,536,845

The Company has set up a full allowance for doubtful accounts for the from private customers accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

Trade accounts receivable as at 31 December 2009 and 2008 include variation order claims of Baht 361.81 million and Baht 302.61 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 160.81 million and Baht 117.22 million, respectively. However, as at 31 December 2009 and 2008, the amount Baht 33.30 million and Baht 117.22 million, respectively, has still been disputed by the customer. Trade accounts receivable of such subsidiary company as at 31 December 2009 and 2008 also include Baht 242.84 million and Baht 244.87 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.

Trade accounts receivable as at 31 December 2009 includes amount of appropriately Baht 87.91 million of a foreign subsidiary's customer that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same.

Trade accounts receivable and earned not yet billed of a subsidiary company as at 31 December 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

10. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	164,614	219,808
IOT Joint Venture	-	-	69,588	67,892
Asian Steel Products Co., Ltd	-	-	785	559
Thai Pride Cement Co., Ltd.	-	-	24,021	6,799
ITD – NCC Joint Venture (NT-2)	-	-	1,250,803	1,084,489
ITD – ETF Joint Venture	-	-	429	4,972
ITD – NCC Joint Venture	-	-	-	36

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
PT. Thailindo Bara Pratama	-	-	448,246	368,407
Italian – Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	3,336	28,713
Italthai Marine Co., Ltd.	-	-	20,595	7,507
Bhaka Bhumi Development Co., Ltd.	-	-	68,587	45,435
IDS Joint Venture	-	-	-	3,039
Siam Concrete and Brick Products Co., Ltd.	-	-	9,218	7,105
ITD-Nawarat (L.L.C)	-	-	58,639	44,026
Aquathai Co., Ltd.	-	-	6,157	2,141
Nha Pralan Crushing Plant Co., Ltd.	-	-	20,332	14,877
Italthai Trevi Co., Ltd.	-	-	4,243	12,616
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	38,795	24,809
Saraburi Construction Technology Co., Ltd.	-	-	12,227	2,853
ITD-ITDCEM JV	-	-	185,006	37,085
ITD-SQ Joint Venture	-	-	3,514	6,008
Sarithorn Co., Ltd.	-	-	58,469	15,065
Thai Maruken Co., Ltd.	-	-	12,821	-
ITD Cementation India Limited	-	-	13,512	-
Total	-	-	2,513,676	2,043,980
Less : Allowance for doubtful accounts	-	-	(1,349,181)	(1,023,056)
Net	-	-	1,164,495	1,020,924
Associated companies				
MCRP Construction Corporation, Philippines	687,707	687,707	635,836	635,836
Sino Lao Aluminum Corporation Limited	25,030	16,839	24,921	16,839
Bangkok Steel Wire Co., Ltd.	1,786	395	1,786	395
Thai Contractors Assets Co., Ltd.	16,913	2,232	13,437	1,595
ATO-Asia Turnouts Co., Ltd.	16,818	16,522	16,818	15,561
Total	748,254	723,695	692,798	670,226
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	60,547	35,988	56,962	34,390
Related parties				
Nam Thuen 2 Power Co., Ltd.	65,596	167,962	-	-
Italthai Engineering Co., Ltd.	17,681	78,375	17,645	78,340
Siam Steel Syndicate Plc.	8,494	2,207	6,196	2,166
Italthai Industrial Co., Ltd.	1,048	15,117	1,045	13,829

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Ao Siam Marine Co., Ltd.	129,626	125,681	129,626	125,681
Amari Co., Ltd.	-	370	-	370
Nawarat Patanakarn Plc.	12,604	806	12,563	806
Nishimatsu Construction Co., Ltd.	-	131	-	-
Ao Po Grand Marina Co., Ltd.	84,793	31,732	84,793	31,732
Baan Rimnam Chaopraya Co., Ltd.	460	460	460	460
Asia Pacific Potash Corporation Limited	22,329	22,487	22,329	22,487
Toyo-Thai Corporation Ltd.	37,299	87,609	37,299	87,609
Thai Rent All Co., Ltd.	365	736	-	336
Suvarnnabhumi Entertainment Co., Ltd.	57,802	57,802	57,802	57,802
Saraburi Coal Co., Ltd.	11	123	11	123
Amari Estate Co., Ltd.	21,661	9,369	21,661	5,895
NWR – SBCC Joint Venture	160,466	-	158,668	-
Others	43,119	10,138	9,240	10,132
Total	663,354	611,105	559,338	437,768
Less : Allowance for doubtful accounts	(88,554)	(101,650)	(88,554)	(101,650)
Net	574,800	509,455	470,784	336,118
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	98,768	131,885	-	-
IOT Joint Venture	41,753	40,735	-	-
ITD – NCC Joint Venture	-	18	-	-
ITD – NCC Joint Venture (NT-2)	500,321	374,501	-	-
IN Joint Venture	1,635	14,069	-	-
ITD – ETF Joint Venture	150	1,740	-	-
ITD-Nawarat (L.L.C)	-	17,611	-	-
Others	3,030	3,004	-	-
Total	645,657	583,563	-	-
Trade accounts receivable - related parties - Net	1,281,004	1,129,006	1,692,241	1,391,432

The aging of outstanding balances of trade accounts receivable - related parties as at 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

Outstanding Ages	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Less than 3 months	375,720	522,951	660,374	607,427
3 – 6 months	109,030	132,654	130,306	134,134
6 – 12 months	138,654	236,889	92,103	322,255
More than 12 months	1,433,862	1,025,869	2,883,030	2,088,158
Total	2,057,266	1,918,363	3,765,813	3,151,974
Less : Allowance for doubtful accounts	(776,262)	(789,357)	(2,073,572)	(1,760,542)
Net	1,281,004	1,129,006	1,692,241	1,391,432

During the year, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 329.16 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

11. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	1,026,261	1,070,494
Bhaka Bhumi Development Co., Ltd.	-	-	352,461	368,330
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
Italthai Trevi Co., Ltd.	-	-	9,000	-
PT. Thailindo Bara Pratama	-	-	870,302	97,406
ITD Cementation India Limited	-	-	17,212	17,342
ITD Cemindia Joint Venture	-	-	-	126,377
ITD-Nawarat (L.L.C)	-	-	273,350	234,435
ITD – ITDCEM JV	-	-	4,719	5,267
Italthai Marine Co., Ltd.	-	-	30,000	-
Others	-	-	24	884
Total	-	-	2,617,898	1,955,104
Less : Allowance for doubtful accounts	-	-	(667,791)	(515,477)
Net	-	-	1,950,107	1,439,627

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Sino Lao Aluminum Corporation Limited	-	1,248	-	1,248
Total	4,600	5,848	4,600	5,848
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	1,248	-	1,248
Related companies				
Obayashi Corporation	1,308	1,308	-	-
Sahakol Equipment Co., Ltd.	88,800	-	-	-
Total	90,108	1,308	-	-
Outstanding balances and portion of other participants of joint ventures				
ITD – Nawarat (L.L.C)	-	93,774	-	-
ITD – NCC Joint Venture	-	398	-	-
Total	-	94,172	-	-
Short - term loans and advances to related parties - net	90,108	96,728	1,950,107	1,440,875

Significant movements in the short - term loans and advances to subsidiaries and related parties for the year ended 31 December 2009 are as follows :

(Unit : Thousand Baht)

	1 January 2009	During the year: Increase	During the year: Decrease	31 December 2009
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	1,070,494	-	(44,233)	1,026,261
Bhaka Bhumi Development Co., Ltd.	368,330	34,867	(50,736)	352,461
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
Italthai Trevi Co., Ltd.	-	9,000	-	9,000
PT. Thailindo Bara Pratama	97,406	772,896	-	870,302
ITD Cementation India Limited	17,342	-	(130)	17,212
ITD Cemindia Joint Venture	126,377	-	(126,377)	-
ITD-NAWARAT (L.L.C)	234,435	38,915	-	273,350

(Unit : Thousand Baht)

	1 January	During the year		31 December
	2009	Increase	Decrease	2009
ITD – ITDCEM JV	5,267	-	(548)	4,719
Italthai Marine Co., Ltd.	-	30,000	-	30,000
Other	884	24	(884)	24
Total	1,955,104	885,702	(222,908)	2,617,898
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Sino Lao Aluminum Corporation Limited	1,248	-	(1,248)	-
Total	5,848	-	(1,248)	4,600
Total	1,960,952	885,702	(224,156)	2,622,498

During the year 2009, the Company has made a provision for loss on non collection of short-term loan and advance to related parties in the separate financial statements totaling amount Baht 38.91 million (2008 : Baht 234.44 million) in consideration that such parties have loss from their operations and may not be able to repay their debts.

12. INVENTORIES AND WORK IN PROGRESS

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Construction in progress	468,099	380,561	9,176	16,259
Materials	2,911,034	3,931,852	1,086,672	1,491,821
Total	3,379,133	4,312,413	1,095,848	1,508,080
Less : Allowance for obsolete inventories	(18,033)	(57,611)	-	-
Inventories – net	3,361,100	4,254,802	1,095,848	1,508,080

During the years 2009 and 2008, the movements in allowance for slow - moving and obsolete inventories are as follows:

(Unit : Thousand Baht)

	Consolidated F/S	
	2009	2008
Balance as at 1 January	57,611	60,290
Add : Additional allowance during the year	2,152	4,518
Less : Reversal of allowance for obsolete inventories	(41,730)	(7,197)
Balance as at 31 December	18,033	57,611

13. INVESTMENTS IN RELATED PARTIES

13.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movements in investments in subsidiaries and joint ventures for the year ended 31 December 2009 as follows :-

	(Unit : Thousand Baht)
	Separate F/S
Balance as at 1 January 2009	7,680,506
Add : Additional investments	32,475
Less : Allowance for impairment	(982)
Balance as at 31 December 2009	7,711,999

Investments in subsidiaries and joint ventures as at 31 December 2009 and 2008 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2009	2008	Separate F/S Cost 2009	2008
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	99.99	99.99	3,499,999	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance for impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	80,000	86.56	80.45	80,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of large steel pipes	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams for foundation construction work	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	99.94	99.94	650	650
Less : Allowance for impairment					(650)	(650)
Net					-	-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2009	Percentage of shareholding 2008	Separate F/S Cost 2009	Separate F/S Cost 2008
			Percent	Percent		
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	66.86	61.48	271	265
Less : Allowance for impairment					(271)	(265)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	99.99	99.99	100,000	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
ITD–MADAGASCAR S.A.	Mining business	20 Million MGA	99.70	-	354	-
Total Investments in subsidiaries - net					7,704,883	7,679,529
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Less : Allowance for impairment					(977)	-
Net					-	977
QINA Contracting (L.L.C)	Construction services in United Arab Emirates	3 Million UAE	24.00	-	7,116	-
Total Investments in joint ventures					7,116	977
Total Investments in subsidiaries and joint ventures					7,711,999	7,680,506

Investments in associated companies

The movements in investments in associated companies for the year ended 31 December 2009 as follows :-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	370,599	332,138
Add : Additional investments	52,770	52,770
Less : Allowance for impairment	(300)	-
Less : Share of losses from associated companies	(95,519)	-
Add : Translation adjustment	11,779	-
Balance as at 31 December 2009	339,329	384,908

Investments in associated companies as at 31 December 2009 and 2008 comprise investments in the following :-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2009	2008	Consolidated F/S Equity 2009	2008	Separate F/S Cost 2009	2008
			Percent	Percent				
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	20,679	16,955	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,346	27,453	27,373	27,373
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	12,217	97,847	71,603	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	20.00	20.00	200,000	200,000	200,000	200,000
Less : Allowance for impairment					(200,000)	(200,000)	(200,000)	(200,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	500,000	15.00	15.00	67,278	53,896	75,000	56,250
Overseas companies								
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	7,800	7,800	7,800	7,800
Less: Allowance for impairment					(7,800)	(7,800)	(7,800)	(7,800)
Net					-	-	-	-
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-

	Nature of business	Paid-up Capital	Percentage of shareholding 2009	2008	Consolidated F/S Equity 2009	2008	Separate F/S Cost 2009	2008
			Percent	Percent				
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business in Laos	12 Million USD	34.00	33.00	209,284	171,623	208,482	174,462
Total Investments in associated companies – net					336,804	367,774	384,908	332,138
Total Investments in subsidiary, associated companies, and joint ventures – net					336,804	367,774	8,096,907	8,012,644
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance for impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Allied Enterprise Co., Ltd.	Holding company	1,000	30.00	30.00	300	300		
Less : Allowance for impairment					(300)	-		
Net					-	300		
Total					2,525	2,825		
Total Investments – net					339,329	370,599		

The Company's and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies which have not been reviewed by their auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

The significant financial information of the associates in the aggregate amounts are summarized as follows:

(Unit : Thousand Baht)

	For the years ended 31 December	
	2009	2008
Assets	2,387,921	2,886,363
Liabilities	1,358,240	1,514,031
Revenues	1,378,707	1,988,042
Net income (loss)	(452,757)	20,848

13.2 Other long - term investments

The movements of other long - term investments for the year ended 31 December 2009 as follows:-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	1,576,335	1,563,159
Add : Additional investments	870,536	870,536
Less : Disposal of investments	(195,566)	(59,395)
Less : Allowance for impairment	(16,200)	(16,200)
Add : Unrealized gain (loss) from changes in value of investments	494,747	353,602
Balance as at 31 December 2009	2,729,852	2,711,702

During the year, the Company paid addition share capital in Nam Theun 2 Power Co., Ltd. for USD 25.60 million which is equivalent to Baht 870.48 million in accordance with Equity Contribution Agreement.

Other long – term investments as at 31 December 2009 and 2008 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding		Consolidated F/S Cost		Separate F/S Cost	
		2009	2008	2009	2008	2009	2008
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	-	16.25	-	52,000	-	52,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	1,845,600	975,117	1,845,600	975,117
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2009	2008	Consolidated F/S Cost 2009	2008	Separate F/S Cost 2009	2008
		Percent	Percent				
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	5.45	5.45	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	2.29	3.51	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(100,715)	(84,515)	(100,715)	(84,515)
Net				74,285	90,485	74,285	90,485
Thai Rent All Co., Ltd.	Construction machinery Rental	15.00	15.00	7,500	7,500	7,500	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	10.00	10.00	10,000	10,000	10,000	10,000
Wildemere Co., Ltd.	Holding company	9.21	-	50	-	50	-
Total Investment in other non – listed companies – net				2,018,335	1,216,002	2,018,335	1,216,002

b) Listed companies

	Nature of business	2009	2008	Consolidated 2009	2008	Separate 2009	2008
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Less : Unrealized loss from changes in value of investments				(36,681)	(116,752)	(36,681)	(116,752)
Net market value				272,034	191,963	272,034	191,963
Cyber Bay Corporation, Philippines	Real estate development	-	14.25	-	195,566	-	59,395
Add : Unrealized gain (loss) from changes in value of investments				-	(69,221)	-	66,950
Net market value				-	126,345	-	126,345
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Less : Unrealized loss from changes in value of investments				-	(2,559)	-	(2,559)
Net market value				9,139	6,580	9,139	6,580
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealized loss from changes in value of investments				(60,430)	(78,558)	(60,430)	(78,558)
Net market value				40,286	22,158	40,286	22,158

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2009	2008	Consolidated F/S Cost 2009	2008	Separate F/S Cost 2009	2008
		Percent	Percent				
Everland Plc.	Real estate development	0.05	0.05	113	111	113	111
Less : Unrealized loss from changes in value of investments				(5)	-	(5)	-
Net market value				108	111	108	111
Toyo-Thai Corporation Plc.	Construction services	16.25	-	52,000	-	52,000	-
Add : Unrealized gain from changes in value of investments				319,800	-	319,800	-
Net market value				371,800	-	371,800	-
Total Investment in other listed companies – net				693,367	347,157	693,367	347,157
Total Investments in other companies – net				2,711,702	1,563,159	2,711,702	1,563,159
Investments held by subsidiaries							
(a) Non-listed company							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Bell Development Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-
Less : Allowance for impairment				(135,226)	(135,226)	-	-
Net				-	-	-	-
(b) Listed company							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	0.80	0.80	19,178	19,178	-	-
Less : Unrealized loss from changes in value of investments				(2,278)	(7,252)	-	-
Net market value				16,900	11,926	-	-
Total				18,150	13,176	-	-
Total Investments in other companies – net				2,729,852	1,576,335	2,711,702	1,563,159

On 16 June 2009, the Stock Exchange of Thailand approved the listing of the ordinary shares of Toyo-Thai Corporation Plc. The management intend to hold such investment as available for sales security and adjusted this investment to the fair value.

On 22 December 2009, the Company sold investment in Cyber Bay Corporation to Primera Commercio Holding, Inc. Gain (loss) from sale investment recorded in statement of income for the year ended 31 December 2009.

The Company has pledged the shares of related companies to secure the long term - loan with Financial Institutions of related company.

14. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million through a company. These companies are in the process of restructuring their investment structure and expect to be completed in the future. The Company expects to make additional investment to give it 90% stake in the potash mine project. However, the concession for potash mining from government has been in process. Nevertheless, Ministry of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

Currently, the Company is in the process of securing the concession from the government and has been publicizing the project to create knowledge, understanding and participation of public. The Company has launched public relation of potash mining project in 4 districts in the concession area. In addition, the Company builds up knowledge to education division and industrialist in Udonthani and has been building up the social activities, education, sport and culture activities to local people.

The committee to solve the struggle issues for potash mining project has held meetings in March, May and September 2009 and assigned the Governor of Udonthani province to appoint subcommittee to publicize the project and to obtain public hearing in Udonthani. The process is delayed due to the demonstration to dispute of the project from the protestors.

Although, the committee to solve the struggle issues for potash mining project has to take time to solve the problem for the demand from the protestors and to encourage unanimity between the different people in Udonthani area, the Company's management believes that the cooperation between the Government and the Company, including the process of the committee to solve the struggle issues for potash mining project, can solve the problem and obstacle and can convince the related parties to agree to the agreement with the Government to publicize the project for the public understanding and can proceed with the process to obtain the mining license from the Government.

The Company's management believes that this project will benefit both the nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

15. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	-	18,360
Italian-Thai International Co., Ltd.	-	-	140,817	245,380
IDS Joint Venture	-	-	220,500	220,500
IN Joint Venture	-	-	122,166	156,291
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	86,520	105,000
ITD - NCC Joint Venture (NT-2)	-	-	319,000	198,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	11,500	12,100
Italian-Thai Land Co., Ltd.	-	-	555,044	554,358
Palang Thai Kaowna Co., Ltd.	-	-	456,350	456,350
Khunka Palang Thai Co., Ltd.	-	-	59,066	59,066
Palit Palang Ngan Co., Ltd.	-	-	94,456	94,456
Italian-Thai Power Co., Ltd.	-	-	263,678	220,680
Sin Rae Muang Thai Co., Ltd.	-	-	59,096	21,391
Thai Pride Cement Co., Ltd.	-	-	300,303	-
Italthai Trevi Co., Ltd.	-	-	25,690	-
Others	-	-	16,425	9,792
Total	-	-	3,259,011	2,900,124
Less : Allowance for doubtful accounts	-	-	(2,092,658)	(1,668,352)
Net	-	-	1,166,353	1,231,772
Associated companies				
Sino Lao Aluminum Corporation Limited	124,209	34,462	124,209	34,462
Allied Enterprise Co., Ltd.	-	116,100	-	-
Total	124,209	150,562	124,209	34,462

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Related companies				
Central Bay Reclamation and Development Corp	-	35,761	-	-
Asia Pacific Potash Corporation Limited	265,616	211,822	-	-
Total	265,616	247,583	-	-
Less : Allowance for doubtful accounts	-	(35,761)	-	-
Net	265,616	211,822	-	-
Total long - term loans and advances to related Companies - net	389,825	362,384	1,290,562	1,266,234

Significant movements in the long - term loans and advances to subsidiaries and related parties for the year ended 31 December 2009 are as follows :-

(Unit : Thousand Baht)

	1 January 2009	During the year Increase	During the year Decrease	31 December 2009
Subsidiaries and Joint Ventures				
ITO Joint Venture	528,400	-	-	528,400
ITD-NCC Joint Venture	18,360	-	(18,360)	-
Italian-Thai International Co., Ltd.	245,380	1,096,073	(1,200,636)	140,817
IDS Joint Venture	220,500	-	-	220,500
IN Joint Venture	156,291	14,325	(48,450)	122,166
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	(18,480)	86,520
ITD – NCC Joint Venture (NT-2)	198,000	121,000	-	319,000
Nha Pralan Crushing Plant Co., Ltd.	12,100	-	(600)	11,500
Italian-Thai Land Co., Ltd.	554,358	686	-	555,044
Palang Thai Kaowna Co., Ltd.	456,350	-	-	456,350
Khunka Palang Thai Co., Ltd.	59,066	-	-	59,066
Palit Palang Ngan Co., Ltd.	94,456	-	-	94,456
Italian-Thai Power Co., Ltd.	220,680	42,998	-	263,678
Sin Rae Muang Thai Co., Ltd.	21,391	37,705	-	59,096
Thai Pride Cement Co., Ltd.	-	300,303	-	300,303
Italthai Trevi Co., Ltd.	-	25,690	-	25,690
Others	9,792	6,633	-	16,425
Total	2,900,124	1,645,413	(1,286,526)	3,259,011

(Unit : Thousand Baht)

	1 January 2009	During the year Increase	During the year Decrease	31 December 2009
Associated company				
Sino Lao Aluminum Corporation Limited	34,462	89,747	-	124,209
Total	2,934,586	1,735,160	(1,286,526)	3,383,220

During the year 2009, the Company has made a provision for loss on non collection of long-term loan and advance from related parties in the separate financial statements totaling amount Baht 155.10 million (2008 : Baht 251.63 million) in consideration that such parties have loss from its operation and may not be able to repay their debts.

16. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 December 2009, the Company also has cash advances of Baht 88.61 million for the investment in a foreign company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd. (indirect subsidiary company), Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. The Company therefore, has capitalized such cash advance in its accounts.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million by 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 31 December 2009, the subsidiary company has paid cash to such broker and related expenses totaling Baht 253.56 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

During the year, Koh Kong Power Light is in the process to offer electricity price to Electricity Generating Authority of Thailand for consideration.

In view of the political problem between Cambodia and Thai, the project does not have any progress. At the end of the year 2009, Company's management decided to make full provision for the above advances.

17. LAND HELD FOR SALE AND DEVELOPMENT

(Unit : Thousand Baht)

	CONSOLIDATED	
	2009	2008
Land held for sale and development	885,440	952,721
Less : Allowance for impairment	(394,501)	(394,501)
Land held for sale and development – net	490,939	558,220

Management believes that such assets are salable in the future at prices not less than their net carrying values.

18. PROPERTY, PLANT AND EQUIPMENT

(Unit : Thousand Baht)

	Consolidated F/S					
	Land	Building and factories	Furniture, fixtures and Office Equipment	Site office And Temporary Camps	Machinery and equipment under installation	Total
Cost						
1 January 2009	2,449,209	5,644,099	20,785,928	560,920	735,964	30,176,120
Acquisitions/Transfer in	-	44,377	2,806,623	34,476	582,531	3,468,007
Disposals/Transfer out	-	(17,691)	(1,828,833)	(1,025)	(899,120)	(2,746,669)
Translation adjustment	29	(319)	31,306	(544)	(32,798)	(2,326)
31 December 2009	2,449,238	5,670,466	21,795,024	593,827	386,577	30,895,132
Accumulated depreciation						
1 January 2009	-	2,366,982	12,018,670	276,957	-	14,662,609
Depreciation for the year	-	272,434	2,077,480	65,995	-	2,415,909
Depreciation for disposals	-	(7,303)	(873,732)	(972)	-	(882,007)
Translation adjustment	-	(126)	5,136	(488)	-	4,522
31 December 2009	-	2,631,987	13,227,554	341,492	-	16,201,033
Net book value						
31 December 2008	2,449,209	3,277,117	8,767,258	283,963	735,964	15,513,511
31 December 2009	2,449,238	3,038,479	8,567,470	252,335	386,577	14,694,099
Depreciation for 2008 in statement of income						2,113,618
Depreciation for 2009 in statement of income						2,415,909

(Unit : Thousand Baht)

	Separate F/S					
	Land	Building and factories	Furniture, fixtures and Office Equipment	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
1 January 2009	2,251,667	4,110,642	14,242,357	532,908	159,576	21,297,150
Acquisitions/Transfer in	-	15,437	331,982	34,453	211,837	593,709
Disposals/Transfer out	-	(17,691)	(1,412,305)	(284)	(124,219)	(1,554,499)
Translation adjustment	-	-	(12,981)	(509)	-	(13,490)
31 December 2009	2,251,667	4,108,388	13,149,053	566,568	247,194	20,322,870
Accumulated depreciation						
1 January 2009	-	1,975,183	9,095,844	254,226	-	11,325,253
Depreciation for the year	-	198,940	1,042,814	63,524	-	1,305,278
Depreciation for disposals	-	(7,303)	(617,908)	(284)	-	(625,495)
Translation adjustment	-	-	(5,482)	(474)	-	(5,956)
31 December 2009	-	2,166,820	9,515,268	316,992	-	11,999,080
Net book value						
31 December 2008	2,251,667	2,135,459	5,146,513	278,682	159,576	9,971,897
31 December 2009	2,251,667	1,941,568	3,633,785	249,576	247,194	8,323,790
Depreciation for 2008 in statement of income						1,312,064
Depreciation for 2009 in statement of income						1,305,278

During the year 2009, the Company sold some of machinery in India to save maintenance cost. Loss from disposal of machinery of Baht 512.31 million is recorded in statement of income for the year ended 31 December 2009.

As at 31 December 2009 and 2008, the Company and its subsidiaries have mortgaged land and construction of approximately Baht 306.53 million and Baht 403.55 million, respectively and as at 31 December 2008, the Company and its subsidiaries have mortgaged part of the building with aggregate net book value of Baht 447.89 million with a bank as collaterals for long - term loans from such bank, as discussed in Note 24. In addition, as at 31 December 2009 and 2008, its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 4.91 million and Baht 4.91 million, respectively, with banks as collaterals for the issuance of letters of guarantees for subsidiaries.

As at 31 December 2009 and 2008, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 6,170.40 million and Baht 5,910.98 million, respectively (Separate F/S : Baht 5,036.14 million and Baht 4,775.13 million, respectively).

As at 31 December 2009 and 2008, the Company's and subsidiaries' machinery, equipment and vehicles with net book value amounting to Baht 1,950.32 million and Baht 1,119.50 million are acquired under financial lease/ hire purchase contracts, as referred to in Note 23.

19. GOODWILL

(Unit : Thousand Baht)

	Consolidated F/S	
	2009	2008
Cost	548,948	548,948
Less : Accumulated amortization	(48,862)	(48,862)
Net book value	500,086	500,086

The management has considered that the above goodwill has not been impaired.

20. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 December 2009 and 2008 are as follows : -

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Bank overdrafts	2,512,879	2,274,344	106,764	62,787
Short - term loans from financial institutions	6,631,178	5,078,961	4,420,247	2,979,377
Total	9,144,057	7,353,305	4,527,011	3,042,164

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Baht	4,919	3,845	3,872	2,396
PHP	110	141	110	141
USD	9	6	-	-
NTD	455	455	455	455
INR	1,290	493	-	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

On 22 July 2009, the Company entered into loan agreement with a local bank for working capital amounting to Baht 2,730.59 million for which Baht 1,604.90 million has been drawndown during the year. This loan bears interest per annum at MLR and repayable within 90 days from the drawndown date in each time.

As at 31 December 2009, part of loans amounting to Baht 1,542.40 million (2008 : Baht 2,073.66 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 31 December 2009 and 2008, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 1,928.72 million and Baht 1,517.12 million, respectively.

21. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	272	3,589
I.C.C.T. Joint Venture	-	-	136,137	140,887
IN Joint Venture	-	-	505	5,670
Thai Maruken Co., Ltd.	-	-	169,544	93,690
ITO Joint Venture	-	-	414	10,762
Italthai Trevi Co., Ltd.	-	-	76,474	57,460
Siam Concrete and Brick Products Co., Ltd.	-	-	65,594	58,721
ITD - ETF Joint Venture	-	-	2,812	6,633
ITD Cementation India Limited	-	-	35,225	124,663
ITD-ITDCEM JV	-	-	-	95,894
Asian Steel Product Co., Ltd.	-	-	51,427	29,713
Thai Pride Cement Co., Ltd.	-	-	22,793	2,619
Nha Pralan Crushing Plant Co., Ltd.	-	-	461	1,809
Aquathai Co., Ltd.	-	-	39,393	72,224
Italthai Marine Co., Ltd.	-	-	-	3,984
Saraburi Construction Co., Ltd.	-	-	7,819	7,235
ITD-NCC (NT-2) Joint Venture	-	-	16,304	-
Others	-	-	4,979	8,029
Total	-	-	630,153	723,582
Associated companies				
MCRP Construction Corporation, Philippines	84,594	79,995	84,594	79,995
Bangkok Steel Wire Co., Ltd.	35,429	58,896	25,588	22,352
ATO-Asia Turnouts Ltd.	29,596	44,033	29,596	41,996
Thai Contractors Asset Co., Ltd.	17,549	-	17,549	-
Total	167,168	182,924	157,327	144,343

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Related companies				
Takenaka Corporation	223,872	234,214	-	-
Obayashi Corporation	85,892	90,841	-	-
Italthai Industrial Co., Ltd.	255,239	127,986	67,871	69,600
Siam Steel Syndicate Plc.	59,325	123,111	59,137	123,111
Nishimatsu Construction Co., Ltd.	317,882	298,423	-	-
Italthai Engineering Co., Ltd.	294,419	228,173	292,273	224,241
Charoong Thai Wire & Cable Plc.	51,938	90,812	51,938	89,813
Nawarat Patanakarn Plc.	75,143	90,255	75,143	77,983
Toyo-Thai Corporation Ltd.	1,256	2,846	1,256	2,846
Thai Rent All Co., Ltd.	30,198	39,188	30,154	38,891
Amarine Estate Co., Ltd.	11,411	24,720	11,411	24,720
Siam Fiber Optics Co., Ltd.	4,202	15,775	4,202	15,775
Thai Nippon Steel Co., Ltd.	3,623	-	3,623	-
Others	107	9,196	56	5,450
Total	1,414,507	1,375,540	597,064	672,430
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	163	2,153	-	-
I.C.C.T. Joint Venture	102,103	105,665	-	-
ITO Joint Venture	248	6,457	-	-
ITD - ETF Joint Venture	984	2,321	-	-
IN Joint Venture	247	2,778	-	-
ITD – NCC (NT2)	6,522	33		
Others	1,170	585	-	-
Total	111,437	119,992	-	-
Total	1,693,112	1,678,456	1,384,544	1,540,355

22. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - SQ Joint Venture	-	-	122,700	-
ITD Cementation India Limited	-	-	-	967
ITD-ITDCEM JV	-	-	-	1,087
Total	-	-	122,700	2,054
Associated company				
Thai Contractors Asset Co., Ltd.	-	9,964	-	-
Related companies				
Nam Theun 2 Power Co., Ltd.	4,470	54,855	-	-
Nawarat Patanakarn Plc.	-	68,138	-	-
Others	13	673	-	-
Total	4,483	123,666	-	-
Outstanding balances and portion of Other participants in joint ventures				
ITD-SQ Joint Venture	61,350	-	-	-
Short - term loans and advances from related parties	65,833	133,630	122,700	2,054

Significant movements in the short - term loans and advances from related parties for the year ended 31 December 2009 are as follows :

(Unit : Thousand Baht)

	1 January 2009	During the year		31 December 2009
		Increase	Decrease	
Associated company				
Thai Contractors Asset Co., Ltd.	9,964	-	(9,964)	-
Related companies				
Nam Theun 2 Power Co., Ltd.	54,855	-	(50,385)	4,470
Nawarat Patanakarn Plc.	68,138	-	(68,138)	-
Others	673	-	(660)	13
Total	123,666	-	(119,183)	4,483
Outstanding balances and portion of other participants in joint ventures				
ITD-SQ Joint Venture	-	61,350	-	61,350
Total	133,630	61,350	(129,147)	65,833

23. HIRE - PURCHASES PAYABLE

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Hire – purchases payable (less than 1 year)	339,914	504,285	147,163	382,839
Hire – purchases payable (period : 2 - 8 years)	944,893	671,843	227,826	261,454
Total	1,284,807	1,176,128	374,989	644,293
Less : deferred interest	(187,304)	(181,044)	(132,294)	(83,255)
Less : Current portion of hire - purchase	(314,910)	(421,629)	(147,163)	(337,195)
Net	782,593	573,455	95,532	223,843

The above hire - purchases payable are for machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

24. LONG - TERM LOANS

As at 31 December 2009 and 2008, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Outstanding balance	2,952,487	6,983,073	1,811,005	5,382,398
Less : Current portion	(1,048,181)	(2,282,580)	(600,001)	(1,546,760)
Net	1,904,306	4,700,493	1,211,004	3,835,638

Movements in the long - term loans for the years ended 31 December 2009 and 2008 are summarized below :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Balance as at 1 January	6,983,073	7,224,781	5,382,398	5,421,806
Add : Additional borrowings	660,184	2,428,316	308,712	2,060,257
Less : Repayments	(4,656,241)	(2,604,347)	(3,863,421)	(2,102,307)
Less : Translation adjustment	(34,529)	(65,677)	(16,684)	2,642
Balance as at 31 December	2,952,487	6,983,073	1,811,005	5,382,398

The Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 1.57 million or equivalent to Baht 73.31 million has been drawndown during the year. This loan bears interest per annum at EURIBOR.

The Company entered into loan agreement with a local bank for a project amounting to Baht 850 million for which Baht 160 million has been drawndown during the year. This loan bears interest per annum at MLR.

As at 31 December 2009 and 2008, the Company and subsidiaries have mortgaged part of land and construction thereon of Baht 306.53 million and Baht 403.55 million and as at 31 December 2008, the Company and subsidiaries have mortgaged part of building with a net carrying value of Baht 447.89 million as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the execution of new loan obligation.

As at 31 December 2009 and 2008, the long - term credit facilities of the Company have not yet been drawndown amounting to Baht 838.94 million and Baht 904.75 million, respectively.

The Company has not been able to maintain some financial ratios as stipulated in the loan agreement with two banks. However, the Company negotiated with such banks to waive the covenant of such financial ratios. The Company had obtained the letter from a bank dated 11 February 2010 granting the relieve to all covenant conditions under the long-term loan agreement for the year 2009. However, The Company obtained a letter from another bank dated 25 January 2010 to amend the debt to equity ratio from 1.50 : 1 to 1.80 : 1 but the Company has not been able to maintain such financial ratio. Nevertheless, such bank is under consideration to relieve debt to equity ratio from 1.80 : 1 to 2.00 :1. Therefore, the Company had classified such long term loan from such bank of Baht 85 million as current liabilities.

25. DEBENTURES – NET

(Unit : Thousand Baht)

Debenture set	Duration	Date of issue	Maturity date	Interest rate	Consolidated and Separate F/S 2009	Consolidated and Separate F/S 2008
				(% p.a.)		
1	3 years	20 September 2006	20 September 2009	7.00	-	704,565
2	2 years	23 September 2008	23 September 2010	6.50	1,992,787	1,992,787
3	5 years	26 June 2009	26 June 2014	6.50	4,934,173	-
Total					6,926,960	2,697,352
Less : Current portion of debentures					(1,996,423)	(705,837)
Debentures – net of current portion					4,930,537	1,991,515

The movements of debentures during the years ended 31 December 2009 and 2008 in the consolidated and separate financial statements are as follows :

(Unit : Thousand Baht)

	2009	2008
Balance as at 1 January	2,697,352	1,760,192
Newly issued debentures	5,000,000	2,000,000
Redemption during the year	(706,700)	(1,057,100)
Cost of issuing debentures	(77,483)	(9,816)
Amortization of costs of issuing debentures	13,791	4,076
Current portion	(1,996,423)	(705,837)
Balance as at 31 December	4,930,537	1,991,515

On 26 June 2009, the Company issued new subordinate, unsecured debentures with principal amount of Baht 5,000 million to specific person with five-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be dued for redemption on 26 June 2014 and the Company has early redemption option after 3 years. This option has minimum redemption at the rate 25% of outstanding debentures value. The Company used the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the execution of new loan obligation.

The Company has not been able to maintain some financial ratios as stipulated in the debentures regulations. However, the Company had obtained the approval to amend debt to equity ratio from 1.5 : 1 to 2 : 1 as approved in the debentures shareholders meeting 1/2552, held on 30 December 2009.

26. CONVERTIBLE DEBENTURES - NET

At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuilt for the convertible debentures. The shareholders approved an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

On 10 June 2008, the Company issued unsecured convertible debentures of USD 150 million which were offered to foreign investors, but not be offered or sold within the United States or to US person, and juristic person in relation to "Regulation S". The convertible debentures were registered as listed securities on the Singapore Exchange Securities Trading Limited under the Securities Act of Singapore.

The convertible debentures are issued at par with a face value of USD 100,000 per debenture. Interest is payable semi-annually in arrears at an annual interest rate of 4.5%. Each debenture is convertible at any time up to maturity at an initial conversion ratio at 310,621.63 shares per 1 unit of convertible debenture (a fixed exchange rate of 32.04 Baht = 1 USD and initial conversion price of 10.3148 Baht). Debentureholders have the right to convert debentures starting from 21 July 2008 but not less than seven business days prior to the maturity date. However, the Company has cash settlement option in lieu of delivering ordinary shares to the debentureholders.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares as a separate item in the balance sheet.

The nominal values of the convertible debentures will be redeemed as follows :

	Date	Redemption amount
1st Redemption	10 December 2008	USD 101,750.00
2nd Redemption	10 June 2009	USD 103,570.00
3rd Redemption	10 December 2009	USD 105,462.80
4th Redemption	10 June 2010	USD 107,431.31
5th Redemption	10 December 2010	USD 109,478.56
6th Redemption	10 June 2011	USD 111,607.71
7th Redemption	10 December 2011	USD 113,822.02
8th Redemption	10 June 2012	USD 116,124.90
9th Redemption	10 December 2012	USD 118,519.89
10th Redemption	10 June 2013	USD 121,010.69

At any time after 10 June 2010 but not less than seven business days prior to the maturity date, the Company has an option to early convert or redeem all of the convertible debentures.

The debentureholders have not taken the option to redeem the convertible debentures during the years 2009 and 2008 as stated above.

During the year ended on 31 December 2009, the Company early redempted and cancelled a portion of the outstanding convertible debentures amounting to USD 37.70 million, representing 25.13% of the outstanding principal amount of convertible debentures. Gains on early redemption of convertible debentures and cancellation of Baht 503.38 million was recognized in the statement of income for the year ended on 31 December 2009.

Initial convertible debentures comprise the following :

	(Unit : Thousand Baht) Consolidated and Separate F/S
Convertible debentures	4,942,401
Less : Issuing convertible debentures costs	(112,170)
Convertible debentures – net	4,830,231

The movements of convertible bonds during the years ended 31 December 2009 and 2008 in the consolidated and separate financial statements are as follows :

(Unit : Thousand Baht)

	2009	2008
Balance as at 1 January	4,830,231	-
Issued convertible debentures	-	4,897,925
Convertible debentures buyback and cancellation	(1,230,245)	-
Reversal on issuing costs of convertible debentures	25,800	(122,257)
Amortization of costs of issuing convertible debentures	17,160	10,087
Unrealised gain (loss) on exchange rates	(49,904)	44,476
Balance as at 31 December	3,593,042	4,830,231

Should debentureholders not convert and continue holdings the debentures to maturity, interest expense on the convertible debentures is calculated using the effective interest method by applying the effective interest rate of 8.52% per annum, inclusive of the costs of issuing convertible debentures and yield to maturity.

On 11 June 2008, the Company entered into various hedge agreements to hedge foreign currency and interest rate risks, of which the details are as follows :

1. The Company entered into a cross currency swap and interest rate swap agreements with a financial institution to make cross currency swap for the Company's convertible debentures for USD 50.00 million for Baht 1,634.00 million and to swap interest rate at 4.50 percent per annum on USD for 5.77 percent per annum on Baht. The term of the agreement is for three years.

2. The Company entered into a call spread and coupon swap agreement with a financial institution to exchange the Company's convertible debentures for USD 50.00 million at Baht 32.60 per 1 USD with a condition to exchange the USD at market rate if the exchange rate is more than Baht 35.60 per 1 USD, and to obtain compensation of Baht 3.00 per 1 USD, and to swap interest rate at 4.50 percent per annum on USD for 6 MonthFIX plus 2.45 percent per annum on Baht. The term of the agreement is for three years.

3. The Company entered into foreign currency forward agreement with a financial institution for the Company's convertible debentures for USD 50.00 million at 33.70 Baht per 1 USD with a condition to take the foreign currency option if the exchange rate reaches Baht 35.00 per 1 USD. The Company has paid premium for this contract of USD 1.39 million and will amortize this over the agreement period. The term of the agreement is for three years. However, during the year, the Company cancelled a portion of foreign currency forward agreement of USD 37.70 million due to the Company early redempted and cancelled such of convertible debentures.

There is no potential dilution in earnings per share arose from the convertible debentures because the average share price during this year was lower than the exercise price. The Company therefore has not computed the diluted earnings per share from the convertion of debentures.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares separate items in balance sheet.

27. RELATED PARTY TRANSACTIONS

During the year, the Company, its subsidiaries and joint ventures had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Purchases of assets	Mutually agreed
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the year :-

(Unit : Million Baht)

	Consolidated F/S		Separate F/S	
	For the years ended 31 December			
	2009	2008	2009	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	1,478	1,384
Sales of equipment	-	-	8	39
Purchases of construction materials and services	-	-	770	892
Purchase of equipment	-	-	64	52
Transactions with associated companies				
Construction services and other income	216	174	146	172
Purchases of construction materials and services	58	217	38	121

	(Unit : Million Baht)			
	Consolidated F/S		Separate F/S	
	For the years ended 31 December			
	2009	2008	2009	2008
Transactions with related companies				
Construction services and other income	1,746	3,370	800	876
Sales of equipment	21	-	19	-
Purchases of construction materials and services	1,477	1,009	1,195	702
Purchases of equipment	57	95	17	91

During the year, a subsidiary company diversified its business by providing specialist to assist a related company to do mining development. Such subsidiary company received a fee of Baht 30.00 million for the first time.

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 31 December 2009, an indirect subsidiary company have loans from directors amounting to Baht 146.88 million (2008 : Baht 159.23 million). Such loans bear no interest.

28. ALLOWANCE FOR LOSSES ON CONSTRUCTION WORK

Movement of allowance for losses on construction work for the years ended 31 December 2009 and 2008 as follow :

	(Unit : Thousand Baht)			
	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Balance as at 1 January	639,964	567,160	628,176	567,160
Add : Additional allowance for losses	-	72,804	-	61,016
Less : Realized loss during the year	(149,190)	-	(153,683)	-
Balance as at 31 December	490,774	639,964	474,493	628,176

29. INCOME TAX

The Company has operation losses and is not subject to pay income tax for the year ended 31 December 2009.

Income tax for the branch in Taiwan has been calculated based on 25.00 percent of taxable income.

Income tax for the year ended 31 December 2009 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30.00% on the net income after adding back certain expenses which are not allowable for tax computation purposes and the deduction of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements represents income taxes of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

30. DIVIDEND PAYMENT

At the Ordinary General Shareholder Meeting 1/2551, held on 25 April 2008, the shareholders approved the appropriation of dividends from the operations for the year 2007 of Baht 0.07 per share for 4,193,678,180 ordinary shares totaling Baht 293.19 million.

31. PROVIDENT FUND

The Company and subsidiaries and its employees have jointly established a provident funds in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company, and subsidiaries contributed to the funds monthly at the rate of 2.00 – 5.00 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2009 and 2008, the Company and its subsidiaries contributed Baht 38.30 million and Baht 35.78 million, respectively, to the fund (Separate F/S : Baht 32.52 million and Baht 30.16 million, respectively).

32. COST OF CONSTRUCTION WORK

As at 31 December 2009 and 2008, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amounted to Baht 148,742.18 million and Baht 132,337.04 million, respectively (Separate F/S : Baht 84,798.63 million and Baht 88,035.56 million, respectively).

33. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5.00% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10.00% of the registered capital. The statutory reserve is not available for dividend distributions.

34. OTHER INCOMES

Significant other incomes for the years ended 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Rental income	38,882	84,412	684,885	284,470
Insurance claim	150,890	13,441	2,737	1,893
Penalty of work delay income	67,891	-	-	-
By – product income	48,007	-	-	-
Gain from cancelled forword contract	44,500	-	44,500	-
Consult fee	30,000	-	-	-
Recovery bad debt	9,750	90,589	2,118	80,603
Gain from disposal capital assets	5,808	27,766	-	16,050
Others	212,176	375,230	131,206	93,080
Total	607,904	591,438	865,446	476,096

35. EXPENSES BY NATURE

Significant expenses by nature for the years ended 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	2009	2008	2009	2008
Salary, wages and other employee benefits	6,482,035	6,768,778	4,531,466	4,954,672
Depreciation	2,415,909	2,113,618	1,305,278	1,312,064
Amortisation	50,290	53,220	43,242	39,579
Rental expense	1,706,976	1,251,695	547,986	662,488
Raw materials and supplies used	15,962,153	18,037,086	8,715,584	10,456,246
Subcontract cost	8,275,213	8,840,841	4,220,329	3,594,801
Utilities expenses	463,964	644,362	345,763	532,209
Transportation expenses	586,343	796,260	226,592	254,859
Repair and maintenance expenses	353,669	331,801	94,591	115,523
Prebid expenses	43,985	69,839	43,943	69,789
Professional fee	249,676	332,503	13,233	10,313
Fuel expenses	1,612,430	2,196,837	806,855	1,255,224

36. GUARANTEES

As at 31 December 2009 and 2008, there are outstanding guarantees totaling approximately Baht 24,951.31 million and Baht 28,799.47 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 31 December 2009 and 2008, there are outstanding guarantees totaling approximately Baht 8,160.40 million and Baht 8,670.30 million, respectively, issued to financial institutions and its venture partners to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

37. COMMITMENTS

37.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 31 December 2009 and 2008, the outstanding balance of loans amounted to Baht 306.41 million and Baht 919.23 million, respectively.

37.2 As at 31 December 2009, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	2,758.75	2,632.22
NTD	1,709.25	1,709.25
USD	10.66	-
INR	2,215.36	2,215.36
AUD	1.02	-

37.3 As at 31 December 2009, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, for purchases of materials, machinery and software and related services :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	60.04	16.10
EUR	78.11	8.81
USD	70.22	1.88
INR	219.02	12.16
SEK	16.09	-
NOK	10.14	-
SGD	35.93	-
GBP	22.43	-
NTD	1.24	1.24

37.4 As at 31 December 2009, the Company had outstanding commitment of USD 22.20 million in respect of uncallable portion of investments in an associated company and two related companies, and uncall portion of investments in a subsidiary company of Baht 0.75 million.

38. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 654.89 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.03 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered by the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 379.18 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 244.70 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

39. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the years ended 31 December 2009 and 2008 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

Consolidated F/S

For the years ended 31 December 2009 and 2008

	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from construction work	22,320	23,735	17,889	18,871	40,209	42,606	(1,986)	(1,536)	38,223	41,070
Revenues from sales and services	2,133	2,438	-	-	2,133	2,438	(673)	(609)	1,460	1,829
Gross income (loss)	1,102	1,613	415	(913)	1,517	700	632	100	2,149	800
Dividend and shares of profit from the joint ventures									30	74
Interest income									246	133
Gain (loss) on exchange rate									385	(294)
Gain on early redemption of convertible debentures and cancellation									503	-
Other income									608	592
Selling expenses									(28)	(15)
Administrative expenses									(2,130)	(1,796)
Executives remunerations									(59)	(62)
Provision for doubtful accounts									(194)	(232)
Loss on sale of capital assets									(512)	-
Loss on devalue of investments									(16)	-
Loss on disposal of investment									(113)	-
Loss on write off cash advance for project									(254)	-
Provision for impairment and others									(48)	(28)
Share of losses from investments accounted for by equity method									(96)	(1)
Financial expenses									(2,065)	(1,744)
Income tax									(199)	(105)
Minority interests									19	22
Net loss for the year									(1,774)	(2,656)

(Unit : Million Baht)

As at 31 December 2009 and 2008

	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Property, plant and equipment - net	10,938	12,295	3,756	3,219	14,694	15,514	-	-	14,694	15,514
Other assets	35,572	36,278	14,786	15,401	50,358	51,679	(11,070)	(9,963)	39,288	41,716
Total assets	46,510	48,573	18,542	18,620	65,052	67,193	(11,070)	(9,963)	53,982	57,230

40. FINANCIAL INSTRUMENTS

Financial risk management

The Company's financial instruments principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short - term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed are described below.

Credit risk

The Company has exposure to credit risk primarily with respect to trade accounts receivable, loans, and other receivables. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses since most of the credit grantings are covered with contracts and guarantees. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

Interest rate risk

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables, debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal. The Company also entered into interest rate swap agreements to hedge its interest rate risk.

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange and currency swap contracts when it considers appropriate. Generally, the forward and currency swap contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2009 are summarized below :

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 December 2009
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	18	113	33.3688
JPY	218	1,040	0.3623
EUR	5	20	47.7934
VND	6,851	4,697	0.0018
INR	20	-	0.7176
NOK	-	1	5.7325

Forward exchange contracts which remain outstanding on 31 December 2009 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	100	0.3812
NOK (buy)	27	5.76 – 5.79
EUR (buy)	8	47.24517 – 49.53800
GBP (buy)	2	49.84000 – 55.75000
NOK (buy)	4	5.78750 – 5.80375
SEK (buy)	5	4.870550
USD (sell)	49	31.5322 – 35.7550

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 December 2009 which are unhedged.

	Consolidated F/S (Net)					
	EUR Million	USD Million	JPY Million	VND Million	INR Million	NOK Million
Assets in foreign currencies	5	18	218	6,851	20	-
Trade accounts payable	6	1	910	3,931	-	1
Hire - purchase payables	-	-	130	-	-	-
Advances received from customers under construction contracts	-	-	-	765	-	-
Loans from financial institutions	14	-	-	-	-	-

	Separate F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currencies	5	18	21	6,851	20
Trade accounts payable	-	-	-	3,931	-
Hire - purchases payable	-	-	130	-	-
Advances received from customers under construction contracts	-	-	-	765	-
Loans from financial institutions	14	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

Fair values of financial instruments

Since the majority of the Company's, its subsidiaries' and its joint ventures' financial instruments are short-term in nature, and the significant financial assets and liabilities comprise loans to, loans from, debentures and convertible debentures which bear interest at rates close to market rates, the fair value of these financial assets and liabilities are not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length basis. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

41. OTHERS

a) At the beginning of the year 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company and joint venture so far have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification. During the year, the joint venture received the certificate of completion and satisfaction of the work inspection committee of the employer dated 10 September 2009 to relieve all the obligations of the joint venture on the construction of the runways and taxiways at Suvarnabhumi Airport from Government Enterprise.

b) During the year, a subsidiary company handover a portion of work to Government Enterprise and received the certificate of work but may be penalised for the delay delivery of the work for Baht 111.20 million for the use of materials differently from those specified in the agreement. However, the subsidiary company's management believes that the changes of the materials were made with proper technical certification that do not affect the performance of the structure of work, and therefore does not expect to incur the significant loss.

c) On 13 November 2009, a joint venture has filed the statement of claim to the arbitrator for payment and damages accordance with construction agreement from one government enterprise amounting to Baht 7,070.69 million and YEN 568.77 million of which 40% of this claim is attributable to the Company.

42. EVENT AFTER REPORTING DATE

a) On 28 January 2010, the Company early redeemed and cancelled a portion of the outstanding convertible debentures amounting to USD 14.20 million, representing 12.64% of the outstanding principal amount of convertible debentures with gains of Baht 99.57 million.

b) In January 2010, the Company entered into stock purchase agreement of Italthai Trevi Co., Ltd. from a shareholder of 35,000 shares, Baht 100 per share. The Company shall install Baht 500,000 per quarter and first instalment on 29 January 2010 and will be transfer stock's right to the Company when fully instalment with in July 2011.

c) In February 2010, the Company entered into assets purchase agreement with a related company of Baht 115.00 million which will be paid in March 2010. Such transaction is for offsetting the outstanding balances of receivable.

43. RECLASSIFICATION

Certain amounts in the balance sheet as at 31 December 2008 and the statement of income for the years ended 31 December 2008 have been reclassified to conform with the presentation in the financial statements for year ended 31 December 2009.

The reclassifications have been made to comply with the classification according to pronouncement of the Department of Business Development for the determinations of items in the financial statements B.E. 2552 dated 30 January 2009.

44. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 2 March 2010.


Grant Thornton

82-4299



Italian-Thai Development Public Company Limited





Annual Report 2009

Contents

Summary of Financial Information

Financial Statement of The Company only

Description	Unit	2009	2008	2007
Total Assets	Million Baht	**37,993**	40,121	39,159
Capital	Million Baht	**4,194**	4,194	4,194
Shareholder's Fund	Million Baht	**10,680**	11,567	14,950
Sales	Million Baht	**23,359**	25,334	30,341
Net Profit after Tax	Million Baht	**(1,268)**	(2,450)	1,260
EPS	Baht	**(0.30)**	(0.58)	0.30
Book Value	Baht	**2.55**	2.76	3.56
Par Value	Baht	**1**	1	1
DPS	Baht	**0.00**	0.00	0.07
DPS x 100 / EPS	%	**0**	0	23

Consolidated Financial Statements

as of 31st December	Unit	2009	2008	2007
Total Assets	Million Baht	**53,982**	57,230	52,985
Total Liabilities	Million Baht	**42,503**	44,535	36,167
Total Shareholder's Equity	Million Baht	**11,481**	12,695	16,817
Revenues from construction services	Million Baht	**39,683**	42,855	45,623
Total Revenues	Million Baht	**41,455**	43,699	46,512
Profit before taxes and other expenses	Million Baht	**2,149**	655	3,183
Net Profit*	Million Baht	**(1,774)**	(2,656)	1,011

Financial Ratios and Results of Operation of the Company and its Subsidiaries for 3 years

	2009		2008		2007	
	Consolidated	**The Company only**	Consolidated	The Company only	Consolidated	The Company only
Current Ratio						
Current Ratio	**1.07**	**1.07**	1.12	1.17	1.19	1.14
Quick Ratio	**0.42**	**0.36**	0.47	0.51	0.42	0.42
A/R Turnover	**3.64**	**3.02**	4.39	3.70	5.00	4.71
Collection Period	**98.82**	**119.12**	81.99	97.24	72.04	76.39
Inventory Turnover	**9.86**	**16.23**	11.29	16.81	14.20	19.18
Return on Sales	**36.52**	**22.18**	31.88	21.42	25.35	18.77
A/P Turnover	**4.31**	**3.68**	4.76	4.21	5.09	5.24
Payment Period	**83.46**	**97.89**	75.63	85.49	70.66	68.75
Cash Cycle	**51.88**	**43.41**	38.23	33.17	26.73	26.41
Profitability Ratio						
Gross Profit (%)	**5.41**	**2.29**	1.53	2.41	6.98	7.05
Net Profit (%)	**(4.28)**	**(5.43)**	(6.08)	(9.67)	2.17	4.15
Return on Equity (%)	**(14.68)**	**(11.40)**	(18.00)	(18.48)	6.35	8.78
Efficiency Ratio						
Return on Assets (%)	**(3.19)**	**(3.25)**	(4.82)	(6.18)	1.95	3.27
Return on Fixed Assets (%)	**4.58**	**0.88**	(3.21)	(10.92)	20.07	24.17
Assets Turnover	**0.75**	**0.60**	0.79	0.64	0.90	0.79
Financial Ratio Analysis						
Debt to Equity	**3.70**	**2.56**	3.51	2.47	2.15	1.62
Interest Coverage	**2.17**	**0.97**	0.84	0.62	0.77	0.35
Dividend Payout Ratio (%)	**0.00**	**0.00**	0.00	0.00	29.05	23.30
Cash Coverage	**0.52**	**(0.02)**	0.09	0.15	(0.30)	(0.19)
Debt to Equity (Under Terms and Conditions of Bond Issuer and Bond Holders)	**1.87**	**1.48**	1.46	1.17	0.74	0.71
Data per Share and Growth Ratio of Business						
Growth Ratio						
Total Assets (%)	**(5.67)**	**(5.30)**	8.01	2.45	4.60	3.18
Total Liabilities (%)	**(4.57)**	**(4.35)**	23.14	17.95	1.39	0.01
Revenues from Construction Services (%)	**(7.40)**	**(12.24)**	(6.07)	(15.93)	14.58	12.37
Cost of Services (%)	**(11.06)**	**(12.13)**	(0.56)	(11.74)	12.36	8.73
Net Earning (%)	**(33.20)**	**(48.23)**	(362.87)	(294.43)	147.09	164.41
Data per Share						
Book Value	**2.74**	**2.55**	3.03	2.76	4.01	3.56
EPS	**(0.42)**	**(0.30)**	(0.63)	(0.58)	0.24	0.30
Dividend per Share	**0.00**	**0.00**	0.00	0.00	0.07	0.07

*Note: * Net income (loss) attributable to equity holders of the Company*

The keynote projects completed in 2009 include the Mae Moh Mine Phase 5, the Bangkok Government Complex (Chaengwattana), the BTS Extension – Sukhumvit Line Phase 1 and the Suvarnabhumi Airport Drainage Project – Phase 3 In terms of overseas markets, the Company completed the Nam Theun 2 Hydroelectric Project, the Delhi MRTS Project Contract No. BC-21 and Contract No. BC-24 and the Suyo-Cervantes Road Section Project in the Philippines.

The Company is now undertaking the Mae Moh Mine Phase 7, the Center of Excellence Building – Chulalongkorn Hospital, the Siriraj Hospital ('Towards Medical Excellence in Southeast Asia'), the Third Thai–Lao Friendship Bridge and the Central Plaza Phra Ram 9. Outside Thailand, the ongoing significant projects include the Kolkata Airport Passenger Terminal Building, the Bangalore Metro Rail Project, the Tallah-Palta water pipeline installation in Kolkata and the Kol Dam Project. These projects are all located in India. Furthermore, the Company is also undertaking a coal mining project in Indonesia and the Nankang Underground Station Project in downtown Taipei.

The potential incoming projects for the year 2010 are the mega-projects of the government, especially the mass rapid transit projects, the railway double track projects, and the other infrastructure construction projects to stimulate the economy and employment. The Company also plans to expand its overseas business; for example the design and construction of a highway in Laos PDR and in Malaysia, the port and infrastructure projects in Myanmar, the residential construction projects in Bahrain and Libya, the infrastructure projects in Madagascar, the elevated highways in India and Bangladesh, the infrastructure construction for aluminum mining in Laos PDR, the coal mining and power plant in Myanmar, the airport renovation project of the Bangalore Airport in India, and the mass rapid transit system project of Chennai city in India. The increasing of investment projects both inside and outside Thailand is the sign of the strong growth of the construction service business, which will benefit the Company in the incoming year.

Organization Chart



CHAIRMAN
Pol. Lt. Chatrachai Bunya-Ananta
BOARD OF DIRECTORS
AUDIT COMMITTEE
PRESIDENT
Mr. Premchai Karnasuta
COMPANY SECRETARY
Mr. Woravudh Hiranyapaisansakul
MANAGER (INTERNAL AUDITOR)
Mr. Withit Ouaysinprasert
EXECUTIVE VICE PRESIDENT (DIVISION OF OPERATION DEVELOPMENT)
Mr. Tawee Changpetch
VICE PRESIDENT (TECHNICAL & ESTIMATE)
Mr. Atipat Kaivalchatchaval
MANAGER (COMPUTER CIVIL DESIGN)
Mr. Prinya Supanugoolsamai
VICE PRESIDENT (ENGINEERING COST ANALYSIS)
Mr. Sompop Piujchai
MANAGER (PROJECT BUDGETING ANALYSIS & CONTROL)
Mr. Nantachai Nontanannant
MANAGER (MINING DIVISION)
Dr. Ruj. Bunduwongse
MANAGER (GEOLOGY AND MINERAL EXPLORATION DIVIDION)
Mr. Peravote Tansakol
VICE PRESIDENT (PROJECTS)
Mr. Taweesilp Pattanakitchamroon
VICE PRESIDENT (PERSONNEL & LEGAL)
Mr. Kasin Pongsuwan
VICE PRESIDENT (ENGINEERING PROCUREMENT & GENERAL PURCHASING)
Mr. Prasart Kosarussawadee
MANAGER (ADMINISTRATION)
Mr. Jakkaphan Udthayananond
VICE PRESIDENT (MARINE)
Mr. Anan Amarapala
MANAGER (TECHNICAL & CONSTRUCTION)
Mr. Somsak Nualyai
MANAGER (TURNKEY DESIGN GROUP)
Mr. Nuttawood Sirinuntananon
VICE PRESIDENT (FINANCE)
Mr. Chatichai Chutima
VICE PRESIDENT (ITD GROUP OF COMPANIES & CONTRACT ADMINISTRATION)
Mrs. Piengbathai Pongsuwan
MANAGER (ACCOUNTING JOINT VENTURE)
Mr. Suchart Sinthanawut
VICE PRESIDENT (ACCOUNTING)
Ms. Kanchana Charoenyot*
MANAGER (SALARY)
Mrs. Kitipabha Wongthuaythong
VICE PRESIDENT (L/C & IMPORT)
Mrs. Nararat Vallasiri
VICE PRESIDENT (COST CONTROL, COMPUTER & CORPORATE SERVICES)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (INSURANCE)
Mr. Thanu Suvarnin
MANAGER (TRAINING)
Ms. Natalita Suansamneng
MANAGER (SPARE PART PURCHASING)
Mr. Surasak Leelavorakul
VICE PRESIDENT (PROJECTS)
Mr. Thanin Bumrungsap
Dr. Nattawuth Udayasen
VICE PRESIDENT (EQUIPMENT CONTROL)
Mr. Somkiat Wattanaluowit
MANAGER (MAINTENANCE CENTER)
Mr. Damrong Ngamsangiam

**Remark : The Company appointed Ms. Kanchana Charoenyot to be the Vice President of Accounting on 2 January 2010.*

Nature of Business

History, Changes and Important Developments in the Previous Year

The Company was founded on the 15th August 1958, having a registered capital of Baht 2,000,000 under the name "ITALIAN-THAI DEVELOPMENT CORPORATION COMPANY LIMITED" (ITD). The founders, Dr. Chaijudh Karnasuta (a Thai) and Mr. Giorgio Berlingieri (an Italian) had the objective to establish a Thai construction company.

The Royal Seal of The Garuda was awarded to the Company by His Majesty the King on 23rd December 1985. The Royal Seal of the Garuda is the highest and most honourable achievement under the Royal Patronage of His Majesty the King. The Company registered as a Public Company Limited on 24th March 1994 and was listed on the Stock Exchange of Thailand on 9th August 1994.

The Company has achieved an excellent performance with high quality work for private clients and government authorities. The Company's high standard of construction quality has been recognized by the Company being awarded ISO-9000, ISO-9001 and ISO-9002 certification for the following:

- Italian-Thai Industrial Complex at the Wiharn Daeng District, Saraburi Province.
- Steel Fabrication Facilities at Samut Prakarn Province
- Steel Fabrication Facilities at the Wiharn Daeng District, Saraburi Province.
- Bangkok Mass Transit System Project of the Mass Rapid Transit Authority of Thailand
- Laem Chabang Port Phase 2, Section 1 Project.
- SRT Track Doubling Project: Baan Phachi Junction to Map Kabao and Baan Phachi Junction to Lopburi Station Project
- Over Burden Removal and Coal Extraction at Mae Moh Mine Phase 7 Lampang Province of Electricity Generating Authority of Thailand.

During the period of 4th September 2001 to December 2002, the Company's operations were conducted under a Business Reorganization Plan and the Central Bankruptcy Court ordered the termination of the Business Rehabilitation Process of the Company on 16th December 2002.

2nd April 2004 — The Annual General Meeting of Shareholders No.1/2004 resolved to increase the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180 and to approve the change of the par value of the ordinary shares from Baht 10 per share to Baht 1 per Share.

8th April 2004 — The Company changed the par value of the ordinary shares from Baht 10 per share to Baht 1 per share.

9th April 2004 — The Company increased the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180.

17th-19th January 2005 — The Company offered, domestically and internationally, 455,000,000 newly issued ordinary shares to the public.

24th January 2005 — The Company registered the change of the paid-up capital from Baht 3,738,678,180 to Baht 4,138,678,180 after offering 400,000,000 newly issued ordinary shares at the par value of Baht 9.80

10th February 2005 — The Company registered the change of the paid-up capital from Baht 4,138,678,180 to Baht 4,193,678,180 after allocating the over-allotment of shares, numbering 55,000,000 shares to the person being allotted shares at the discretion of the Lead Underwriter.

14th January 2008 — The Extraordinary General Meeting of Shareholders No. 1/2008 resolved as follows :-

- To approve the issuance and offer 728,000,000 shares of convertible debentures of the Company
- To approve an increase of the Company's registered capital of the Company by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 due to the convertible debentures issuing.
- To approve the allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share.

22nd January 2008 — The Company registered the change of the paid-up capital from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180.

During the year 2009, the significant changes to the Company were as follows :

■ On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into a Joint Venture agreement under the name of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%. The Company paid for its capital contribution in full on 6 March 2552. The Joint Venture has not yet started its operations.

■ On 31 August 2009, the Company paid for a share capital increase in Italthai Trevi Co., Ltd. (the subsidiary) of Baht 25.00 million. This increases the percentage of shareholding in such subsidiary from 80.45% to 86.56%. The subsidiary uses the additional increase in its capital for working capital.

■ On 30 September 2009, the Company invested in a new 99.70% subsidiary company, ITD-MADAGASCAR S.A., to do mining business, with registered share capital of MGA 20.00 million (Baht 0.35 million equivalent). The capital contribution was 99.70% paid. The subsidiary has started feasibility studies on mining operations.

Business of Company - Italian-Thai Development Public Company Limited Only

At present, the business operations of ITD are involved in 9 major categories :

1. Buildings
2. Industrial Plants
3. Pipelines and Utility Works
4. Highways, Railways, Bridges and Expressways
5. Airports, Ports and Marine Works
6. Dams, Tunnels and Power Plants
7. Mining
8 Steel Structures
9 Telecommunications

Subsidiary Companies, Joint Venture and Associated Companies

The lines of business of Subsidiary Companies, Joint Ventures and Associated Companies of Italian-Thai Development Public Company Limited as at December 31, 2009 are as follows :-

1. Lines of Construction and Public Utilities Work including Supported Lines of Construction
2. Investment in Other Lines (Real Estate Development and Consumer Products)

Review of Construction Operations for 2009

Overview

Uncertainties, especially political factors and the world economic recession, continued to have a negative impact on the construction industry in 2009. Most of the governmental investments in the 2nd and 3rd quarter were small projects which benefited the SME contractors, and many of the mega projects were delayed. The construction projects of the private sector were limited due to uncertainty of the economic situation. However, the recovery of private investment in the 4th quarter was a good sign for the recovery of the construction service business.

A new factor for the forthcoming investment projects in the future, which affects the confidence and the cost of investment, is the clarity of the Law and Regulations related to the Environment Impact Assessment and the Health Impact Assessment.

In terms of overseas' markets, the Company has maintained its business presence in the Asian region and the Middle East. The mass transit and infrastructure projects in these regional areas continue to be highly profitable. Furthermore, the Company intends to expand into such energy sector projects as: Coal mining in Indonesia and Laos, and Aluminum mining in Laos.

Airports

The government policy for proceeding with the Suvarnabhumi Airport expansion phase is not clear at this time. In India, the S.V.P.I. Airport in Ahmedabad, which is valued at 1,220 Million Rupees, is currently being progressed by the Consortium of Italian-Thai Development PCL and Pratibha Co., Ltd. for the Airport Authority of India, and is expected to be completed in 2010. The Company and its subsidiary ITD Cementation, a listed company on the stock exchange of India, is undertaking Kolkata Airport Passenger Terminal Building which is valued at 15,872 Million Rupees and is expected to be completed in 2011. In Laos, the Company is undertaking the Pakse Airport, which is valued at 234 Million Baht, and is about 85% complete.

Buildings

Building projects which were completed in 2009 include: the Bangkok Government Complex (Chaengwattana) worth 7,130 Million Baht, Yanhee Hospital Project worth 187 Million Baht, Official Center Ampornsatarn Palace worth 251 Million Baht and the Maha Mongkol Bua pagoda at Roi Et worth 142 Million Baht.

Ongoing projects include: the Siriraj Hospital ('Towards Medical Excellence in Southeast Asia') worth 5,794 Million Baht which is about 31% complete, the Central Festival Pattaya Beach worth 1,923 Million Baht which is about 98% complete, the Banyan Tree Resort and Spa Samui worth 1,285 Million Baht which is about 93% complete, the Iris Condominium (Phra Ram 9 – Sri Nakarin Road) worth 738 Million Baht which is about 99% complete, the W Retreat and Residence Samui worth 557 Million Baht which is about 87% complete, the Mahidol Dentistry Building for 80th Anniversary of Somdetphrapinkhlao Hospital worth 429 Million Baht which is about 89% complete, the Mahidol Dentistry Building (Phase 1) for 50th Anniversary of Princess Sirindhorn worth Baht 499 Million Baht which is about 77% complete. Other projects which are just starting include: the Center of Excellence Building – Chulalongkorn Hospital worth 6,316 Million Baht, Metropark Sathon Phase 3 worth 1,252 Million Baht, Mahidol Dentistry Building (Phase 2) for 50th Anniversary of Her Princess Sirindhorn worth 488 Million Baht and the Central Plaza Phra Ram 9 worth 1,516 Million Baht.

Expressways, Highways, Railways and Bridges

Building projects which were completed in 2009 include: the construction of Bridges over the Chao Phraya River at Bangkhuwat worth 971 Million Baht, the Roadwork Project (Phuttamonthon 2) from Petchkasem to the Southern Local Road worth 994 Million Baht, the Roadwork Project and utility works for Bangbon 5 worth 321 Million Baht and the Roadwork Project from Klong Yeepun to Eastern Ring Road at Ratpatana worth 175 Million Baht.

Ongoing projects include: the Third Thai–Lao Friendship Bridge worth 1,610 Million Baht which is about 15% complete, Sarasin 2 Bridge in Phuket worth 353 Million Baht which is about 12% complete, the Roadwork Project Khoobon phase 2 and utility work worth 466 Million Baht which is about 73% complete, the Roadwork and Utility works for Bangbon 3 worth 268 Million Baht which is about 92% complete and the Roadwork Project for the Bangkok Government Center worth 223 Million Baht which is about 73% complete.

Other projects which are just starting include: Repair and Strengthening of Canal Bridges in Bangkok Area (Group 1 & 2) worth 258 Million Baht. Completed railway work was the Turnout Renewal Korat - Jira Stationworth 102 Million Baht. Ongoing railway works include: Steel Railway Bridge Project worth 54 Million Baht which is about 26% complete and Railway Track Strengthening Project (Phitsanulok – Ban Bung Station) worth 114 Million Baht which is just about to commence construction.

Concerning overseas highways' work in 2009, the Company completed the Suyo-Cervantes Road Section Project in the Philippines worth 1,525 Million Peso. Ongoing overseas projects include: the National Highway Route NH-31 West Bengal Project in India worth 2,446 Million Rupees which is about 52% complete and the Bangalore Metro Rail Project worth 3,318 Million Rupees which is just starting construction.

Industrial Plants

Industrial Plant projects which were completed in 2009 include: the civil work and building construction for PTT EP Ethane Cracker worth 601 Million Baht, the Rayong Refinery Company's Upgrading Project worth 300 Million Baht and Civil Work for MOC Cracker Project worth 287 Million Baht.

Ongoing projects include: the North Bangkok Combined Cycle Power Plant which is being performed by the Company and its partners Hitachi Co., Ltd. and Sumitomo Corporation for EGAT (ITD's share is 4,071 Million Baht) which is about 83% complete, the Combined Cycle Power Plant for the Bangkok Government Center worth 692 Million Baht which is about 99% complete, the 660 Megawatt Gecco-One Power Plant worth 830 Million Baht which is about 32% complete. The solar cell power plant worth 852 Million Baht and the Rayong Terminal (Land Reclamation and Revetment Works) worth 221 Million Baht is under negotiations to start construction.

Mining

Operational work at the Mae Moh Mine Phase 5, which is valued at 11,942 Million Baht, is 99.9% completed. The Company and Sahakol Equipment, named the ITD-SQ Joint Venture, has been awarded the 7th phase operational contract worth 21,831 Million Baht, which is scheduled to be completed in 2019. The Company is also contracted to source and deliver limestone to their subsidiary company - Thai Pride Cement in Saraburi Province, and this contract, which is valued at 691 Million Baht, is 45% complete. The Company has been awarded a contract to source and deliver limestone to assist EGAT in the reduction of sulfur dioxide emissions. This project is worth 817 Million Baht and is 43% complete.

The current overseas mining project is the MTU Coal Mine in Indonesia worth 30,397 Million Baht. This project is about 3% complete.

Pipeline and Utility Works

The completed pipeline and utility works for 2009 include: the construction of the BMA Flood Protection Tunnel Project worth 2,369 Million Baht, which is being progressed by the IN Joint Venture (the Company and Nishimatsu Construction Co., Ltd.), the Bangkadee Industrial Park Natural Gas Pipeline Project worth 173 Million Baht, the conduit and manholes for BTS worth 157 Million Baht, the water pipeline installation for Asia Industrial Park worth 74 Million Baht.

Other projects under construction include: the Suvarnabhumi Airport Drainage Project - Phase 3 worth 2,758 Million Baht (99% complete), the pipeline construction for the Bangkok Government Complex and Energy Complex Station worth 1,182 Million Baht (94% complete), the Natural Gas Pipeline Project to the North Bangkok Combined Cycle Power Plant worth 814 Million Baht (99% complete), the conduit and manholes at Borommaratchachonnani Road, Ratchaphruek Road worth 96 Million Baht (55% complete), Underground Ductbank and Manholes for Transmission Line 69 kV worth 94 Million Baht (59% complete). The Raw Water Pump Station and Pipeline, including Related Buildings, Part 1 for the Project of Water Transmission Systems from the Water Resource in Chanthaburi Province to the Reservoir in Rayong Province worth 1,615 Million Baht is just about to start construction.

In terms of overseas projects, the Company completed the Ho Chi Minh City Water Environmental Project (Interceptor Sewer Package) in Vietnam, which is valued at 329 Million Baht. Also in Vietnam, the Company is operating the design, procurement and installation contract for a water supply main which crosses the Saigon River which is valued at 64 Million Baht. In India, the Company is operating the Laying of Tallah-Palta Dedicated Transmission Main worth 1,874 Million Rupees. This project is about 2% complete and scheduled to be fully complete in 2011.

Ports, Jetties, River Protection, Dredging & Reclamation and Marine Works

In the reported year, the Company completed the following projects : the Shoreline Protection Project (Samutsakorn) worth 367 Million Baht, the Flood Protection System for Banghuasua in Samutprakarn Province worth 117 Million Baht, the shoreline protection project for Bangchak Refinery Plant worth 53 Million Baht. Ongoing projects include: the Flood Protection System for Bangyaprack Area Phase 1 worth 445 Million Baht (82% complete), the construction of a watergate and pumping station at the Klong Aom-Non Channel in Nonthanburi

Province worth 99 Million Baht (99% complete), the Flood Protection Wall Project along the Chao Phraya River (Bangkhen to Thewet) worth 536 Million Baht (73% complete), Pak-Ba-Ra Pier Expansion Project worth 348 Million Baht (22 % complete). The Construction of Retaining Wall Project Along Chao Phraya River (Bang Pai to Bang Si Tong) worth 50 Million Baht and the Construction of Retaining Wall Between Jetty No. 18A to Jetty No. 18B, and the Bangchak Jetty worth 36 Million Baht are nearly about to start construction.

Dams and Hydroelectric Power

The Company is undertaking two major dam projects in Laos and in India. The Company along with its ITD-NCC joint venture partner, Nishimatsu Construction Co., Ltd., is involved in the construction of the Nam Theun 2 Hydroelectric Project in Laos PDR with a contract value of 15,535 Million Baht. This project is 100 % complete and the system test remains to be done. The Company is also constructing the 800 Megawatt Kol Dam Project in northern India which is valued at 9,166 Million Rupees. This project is 60% complete. In Thailand, the Company, in association with Sinohydro, is constructing a 12 Megawatt electric power plant for the Chaophraya Dam. The Company's stake in this project is worth 453 Million Baht. This project is 72% complete. The Company is also constructing a 8.4 Megawatt electric power plant at Naresuan Dam in Phitsanulok Province. The Company's stake in this project is worth 468 Million Baht. This project is 24% complete.

Mass Rapid Transit Systems

In India, the Company and ITD Cementation India Ltd., are undertaking the construction of two Delhi MRTS Projects, Contract No. BC-21 and Contract No. BC-24 which are valued at 3,207 Million Rupees and 9,915 Million Rupees respectively. These two projects are currently 96% and 97% complete respectively. In Taiwan, the Company and Evergreen Construction are constructing the Nankang Underground Station Project which is valued at 13,085 Million Taiwan Dollars and is currently 75% complete.

In Thailand, the BTS Extension – Sukhumvit Line Phase 1 worth 4,218 Million Baht is 100% complete. The Company believes it is well placed to contest the future tenders for the extension of the mass rapid transit system in Bangkok.

Steel Fabrication

The Company's structural steel fabrication facilities at Wihan Daeng in Saraburi and Taiban in Samut Prakarn have provided important support to many ITD projects, for example; the BTS Extension – Sukhumvit Line Phase 1, the steel structures of the North Bangkok Combined Cycle Power Plant, and the steel structures for the Suvarnabhumi Airport Drainage Project. The Company also provided services to an external entity, the steel structure for the Marina Bay Sands Resort & Casino in Singapore. The total steel production of both factories in 2009 was 10,754 Tons. However, the Company has decided to shutdown Taiban factory at the end of 2009 due to the decrease of demand and because the capacity of the structural steel fabrication facilities at Wihan Daeng is enough to support our projects.

Telecommunications

The completed telecommunication projects in 2009 included the submarine cable extension to Koh Sriboya, Koh Pu, Koh Phi Phi Don, Railae Bay, Ton Sai Bay, Aow Nang Bay and Koh Lanta in Krabi province worth 797 Million Baht, the installation of Fibre Optic Cables for the TOT in Phuket worth 78 Million. The ongoing projects include; the electricity control and communication system II phase for Provincial Electricity Authority worth 720 Million Baht (18% complete), 115 KV Submarine Cable Extension to Koh Chang Trad Province (11% complete). The undersea electric cable installation will be a future high potential market due to the cost of undersea electric cable installation being lower than pillar type installation.

Outside Thailand

Although the economy has recovered, construction activities are still limited because of the question of the risk and return of investment. However, since developing countries have maintained a great demand for infrastructure and mass transit development works, they will provide opportunities to expand the Company business in these countries.

India is a significant target of the Company. ITD Cementation India Ltd., which is a subsidiary of the Company and is registered on the Stock Exchange of India, affords the Company a strategic business base in India to develop its competitiveness. Tax privileges, which can help to reduce costs, are an essential component in achieving a competitive edge. The Company has won the Kolkata Airport Passenger Terminal Building and is undertaking several other projects in India, for example the construction of the Delhi MRTS Project Contract No. BC-21 and Contract No. BC-24, the National Highway Route NH-31C West Bengal and the Kol Dam Project.

In Vietnam, the Company is undertaking the design, procurement and installation contract for a water supply main which crosses the Saigon River and there will be many bid invitations in the future.

In Taiwan, where the construction industry is highly competitive, and as such any business expansion must be carefully considered. The Company has been constructing the Nankang Underground Station Project in downtown Taipei.

In the Philippines, many projects have been cancelled as a result of political complications. The Company has tended to focus on projects with overseas sources of funding.

In Laos PDR the Nam Theun 2 Hydroelectric Project is nearly complete and is expected to be fully completed in early 2010. The Company also has invested in potential aluminum and coal mining projects in Laos.

The Company has also considered expanding its business to other new overseas targets, such as Bahrain, Mongolia and Brunei. By promoting business expansion in overseas markets, the Company has to be aware of cultural differences, country-specific laws and taxes which may restrict the effectiveness of their business operation.

10 Major Shareholders as at March 15, 2010 :

Name of Major Shareholders	Holding	
	Number of shares	% of shares
1. Mr. Premchai Karnasuta and family	903,689,470	21.548
2. Mrs. Nijaporn Charanachitta and family	593,405,340	14.150
3. Thai NVDR Co., Ltd.	196,307,552	4.681
4. STATE STREET BANK AND TRUST COMPANY, FOR AUSTRALIA	89,245,100	2.128
5. Mr. Taweechatra Julangrul	47,915,800	1.143
6. TFB FOR MFC – THAI FUND INVESTMENT PLAN	47,015,500	1.121
7. Ms. Chayaporn Roengpithya	44,080,000	1.051
8. Mr. Piyachai Karnasuta	40,671,750	0.970
9. C.P.K. International Co.,Ltd.	34,680,000	0.827
10. Ms. Chamaimas Karnasuta	33,642,150	0.802

Management

1) Management Structure

1.1 The executive structure of the Company is made up of three boards : namely the Board of Directors, the Audit Committee and the Board of Management. The Authority and Responsibility of each Board is as follows :

Board of Directors

Authority and Responsibility

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company :
   - 2.1 Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company :
   - 2.2 Certain business matters as stipulated by the Stock Exchange of Thailand : and ;
   - 2.3 Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company, as stipulated by the Stock Exchange of Thailand.

Audit Committee

Authority and Responsibility

1. To review the Company's financial reporting process to ensure that it is accurate and adequate.
2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient, to determine an internal audit unit's independence, as well as to approve the appointment, transfer and dismissal of the chief of an internal audit unit or any other unit in charge of an internal audit.
3. To review the Company's compliance with the law on securities and exchange, the Exchange's regulations, and the laws relating to the Company's business.
4. To consider, select and nominate an independent person to be the Company's auditor, and to propose such person's remuneration, as well as to attend a non-management meeting with the auditor at least once a year.
5. To review the Connected Transactions, or the transactions that may lead to conflicts of interests, to ensure that they are in compliance with the laws and the Exchange's regulations, and are reasonable and for the highest benefit of the Company.
6. To prepare, and to disclose in the Company's annual report, an audit committee's report which must be signed by the audit committee's chairman and consist of at least the following information :
   - 6.1 an opinion on the accuracy, completeness and creditability of the Company's financial report,
   - 6.2 an opinion on the adequacy of the Company's internal control system,
   - 6.3 an opinion on the compliance with the law on securities and exchange, the Exchange's regulations, or the laws relating to the Company's business,
   - 6.4 an opinion on the transactions that may lead to conflicts of interests,
   - 6.5 the number of the audit committee meetings, and the attendance of such meetings by each committee member,
   - 6.6 an opinion or overview comment received by the audit committee from its performance of duties in accordance with the charter, and
   - 6.7 other transactions which, according to the audit committee's opinion,

   should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Company's board of directors ; and
7. To perform any other act as assigned by the Company's Board of Directors, with the approval of the Audit Committee.

Board of Management

Authority and Responsibility

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecasted economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff at division head level and above.
5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Company's various operating segments, and direct and control their management to ensure efficient, economical and well-timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

1.2 Names of the Members of each Board

A. Board of Directors

■ As at December 31, 2009, The Board of Directors consists of nine directors as listed below :

Name-Surname	Position
1. Pol.Lt. Chatrachai Bunya-Ananta	Chairman
2. Mr. Premchai Karnasuta	Director
3. Mrs. Nijaporn Charanachitta	Director
4. Dr. Krisorn Jittorntrum	Independent Director
5. Mr. Pathai Chakornbundit	Director
6. Mr. Yuthachai Charanachitta	Director
7. Mr. Tawatchai Suthiprapha	Director
8. Mr. William Lee Zentgraf	Independent Director
9. Mr. Peeti Karnasuta	Director

■ Signatures of the Authorized Directors

1. Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta co-sign on behalf of the company and stamp company seal or
2. Mr. Premchai Karnasuta or Mrs. Nijaporn Charanachitta co-sign with Mr.Pathai Chakornbundit and stamp company seal.

■ Company Secretary

Mr. Woravudh Hiranyapaisarnsakul

B. Audit Committee

■ As at December 31, 2009, The Audit Committee consists of three Audit Committee as listed below

Name-Surname	Position
1. Pol.Lt. Chatrachai Bunya-Ananta*	Audit Committee Chairman
2. Dr. Krisorn Jittorntrum	Audit Committee
3. Mr. William Lee Zentgraf	Audit Committee

This position carry a 3 year term from 2008 – 2011.

Remarks ** He has adequate expertise and experience to review the creditability of the financial reports.*



C. Board of Management

- As at December 31, 2009, the Board of Management of the Company consists of thirteen persons as listed below :

Name-Surname	Position
1. Mr. Premchai Karnasuta	Director and President
2. Mrs. Nijaporn Charanachitta	Director and Senior Executive Vice President
3. Mr. Pathai Chakornbundit	Director and Senior Executive Vice President
4. Mr. Tawatchai Suthiprapha	Director and Senior Executive Vice President
5. Mr. Weera Bunduwongse*	Senior Executive Vice President
6. Mr. Somchai Tumrongwang	Senior Executive Vice President
7. Mr. Tawee Changpetch	Executive Vice President
8. Mr. Anan Amarapala	Vice President (Marine)
9. Mr. Thanin Bumrungsap	Vice President (Project)
10. Dr. Nattawuth Udayasen	Vice President (Project)
11. Mr. Sompop Pinijchai	Vice President (Cost Engineering Analysis)
12. Mr. Chatichai Chutima	Vice President (Finance)
13. Mrs. Pienghathai Pongsuwan	Vice President (ITD Group of Company and Contract Administration)

Remark ** Mr. Weera Bunduwongse resigned from office since 30 September 2009.*

D. The Management

- As at December 31, 2009, the management[1] of the Company consists of seven persons as listed below :

Name-Surname	Position
1. Mr. Premchai Karnasuta	President
2. Mrs. Nijaporn Charanachitta	Director and Senior Executive Vice President
3. Mr. Pathai Chakornbundit	Director and Senior Executive Vice President
4. Mr. Tawatchai Suthiprapha	Director and Senior Executive Vice President
5. Mr. Somchai Tumrongwang	Executive Vice President
6. Mr. Chatichai Chutima	Vice President (Finance)
7. Ms. Kanchana Charoenyot[2]	Vice President (Accounting)

Remarks

1. The management refers to the definition of "executive" of the Office of the Securities and Exchange Commission.
2. The Company appointed Ms. Kanchana Charoenyot to be the Vice President of Accounting on 2 January 2010.

1.3 Rules and Regulations in Selection of Independent Directors

Independent Director's Qualification

The resolution of the Board of Director's meeting No.9/3/2009 approved to modify the definition of the Independent Director to comply with the regulations of the SEC as follow ;

1. Holding shares not exceeding one (1) per cent of the total shares with voting rights of the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company (to be calculated by including the shares held by any related person of such independent director) :
2. Never been or not being a director engaging in management, employee, staff, advisor, who receives salary, or Controlling Person of the Company, its Parent Company, its Subsidiary, its Affiliate and entities equivalent to its Subsidiary, Major Shareholder or unless the possession of such characteristic had ended for a period of not less than two years : controlling person of the Company, unless the holding of the aforementioned positions has been discontinued for at least two years. However, such prohibition shall not apply in the case where such independent director has been a government official or consultant of the government sector which is a major shareholder or controlling person of the applicant. The requirement of two-year discontinuity for possession of the said characteristics shall take effect from the Annual General Meeting of the year 2011 onwards :

3. Not being a person related by blood or registration under laws, as father, mother, spouse, sibling, and child, including spouse of a child, of its Executive, its Major Shareholder, its Controlling Person, or the person who will be nominated to take up the position of Executive or Controlling Person of the Company or its Subsidiary ;
4. Not having, or not having had, any business relationship with the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company in a manner which may obstruct its independent judgment, and not being or not having been a substantial shareholder or Controlling Person of a person who has a business relationship with the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company, unless such business relationship has been discontinued for at least two years prior to being appointed as the independent director. The requirement of two-year discontinuity for possession of the said characteristics shall take effect from the Annual General Meeting of the year 2011 onwards ;
   The aforementioned business relationship shall include the entering into of commercial transactions in the manner of normal business operation, transactions regarding rental or lease of real estate, transactions relating to assets or service, provide or receipt of financial assistance whether by receiving or providing a loan, guarantee, providing assets as collateral, as well as other similar matters which give rise to the Company or the parties having an obligation in an amount from three (3) % of the net tangible assets of the Company or from Baht twenty (20) million, whichever is lower. The calculation of obligations shall be in compliance with the method of calculation of connected transaction as stipulated in the Notification of SEC Re : Connect Transaction. In this regard, the calculation of obligations shall be assessed by including aggregate obligations during one year before the date of having any business relationship with the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company ;
5. Not being, or not having been, an auditor of the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company, and not being a substantial shareholder, Controlling Person or Partner of an audit company for which the auditor of the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company has worked therein, unless the holding of the aforementioned positions has been discontinued for at least two years prior to being appointed as the independent director. The requirement of two-year discontinuity for possession of the said characteristics shall take effect from the Annual General Meeting of the year 2011 onwards.
6. Not being or not having been a professional service provider, including service provided as legal counsel or financial advisor which is retained for a fee exceeding Baht two (2) million per annum from the Company, its Parent Company, its Subsidiary, its Affiliate, Major Shareholder or Controlling Person of the Company, and not being a substantial shareholder, Controlling Person or Partner of such professional service provider, unless such holding of the aforementioned positions has been discontinued for at least two years prior to being appointed as the independent director. The requirement of two-year discontinuity for possession of the said characteristics shall take effect from the Annual General Meeting of the year 2011 onwards.
7. Not being a Director nominated to be a representative of a Director of the Company, Major Shareholder or shareholder who are related persons to the Major Shareholder ;
8. Not undertaking business of the same nature as and materially competing with that of the business of the Company or its Subsidiary or not being a Partner of the partnership or a Director who participates in the management, an employee, a staff member, or advisor who receives a regular salary or holds shares exceeding one (1) % of the total shares with voting right of other companies which undertakes business of the same nature as and materially compete with that of the business of the Company or its Subsidiary ; and
9. Having no other qualifications causing any inability to express independent judgment in respect of the Company's business operation.

Nomination Process

The Board of Directors will consult together to form the Independent Director's qualifications and to select the person who would be useful to be a Company Director from his/her experience, ability and education and not a person whose character would prohibit him/her from being approved at a Shareholder's Meeting.

1.4 Number of Board Meetings and Record of Board of Directors Attendance in 2009

Please see details under Management – 5 The Responsibilities of the Directors – The Directors' Meetings



1.5 Name of Directors and Management, Controller (if any) and Company Secretary's Name.
Please see details under Management – 1.2 – Names of the Members of Each Board.

1.6 Business Relationship or Professional Services Between Independent Directors with the Company, Subsidiary Companies, Associated Companies or Conflict of Interest
There were no business relationships or professional services between Independent Directors with the Company, Subsidiary Companies, Associated Companies or any Conflicts of Interest.

2) Selection of Directors and Management

The Company has set up a transparent procedure to select Directors, although it does not have a Nominating Committee. The incumbent Board of Directors performs the initial selection and evaluation of candidates for vacated or newly created positions on the Board of Directors and for all senior management positions within the Company.

The Company announced on December 14, 2009 to February 1, 2010 that in future a person who was nominated by the Shareholders as a candidate to be appointed a Director, would be considered for election at the Ordinary General Meeting of Shareholders. For Shareholders to be eligible to nominate a person as a Director they shall, individually or as a group, hold not less than five percent of the total number of ITD's ordinary shares.

The Board of Directors jointly scrutinizes the qualifications of all appropriate candidates in compliance with Section 68 of the Public Company Limited Act,B.E. 2535 by consideration of the profile, experience, expertise in different careers and performance in the role of directorship in the past. The candidate's qualification shall also be subject to the prohibitions set out by the Announcement of the Securities and Exchange Commission No. Gor Jor 5/2548, which gives the requirements relating to the qualifications of executives of a company that issues securities. The incumbent Board of Directors' approved candidates for any vacant or new directorship shall then be nominated to the shareholders at the Shareholders' Meeting, for approval by a majority of votes of the Shareholders attending the said meeting and eligible to vote.

The Board of Directors shall appoint their preferred candidate for all senior management positions.

3) Remuneration of the Board of Directors, Audit Committee, Board of Management and Management Staff

See details under Management - Clause 4.5.9.3 - Remuneration in the Year 2009.

4) Corporate Governance Practice Report 2009

In 2009, the Company has conducted its activities according to the Corporate Governance Principles for the Listed Company 2006 which comprise of :

4.1 The Rights of the Shareholders
4.2 The Treatment of the Shareholders with Equality
4.3 The Rights of the Stakeholders
4.4 The Information Disclosure and Transparency
4.5 The Responsibilities of the Directors

4.1 Rights of the Shareholders

The Company recognizes the shareholders have the right to control the operation of the Company through the appointment of the Board of Directors. They also have the right to make the decisions regarding the significant changes of the Company in the Meeting of the Shareholder.

The Company has organized fair Shareholders Meetings which facilitated equitable rights among shareholders and arranged the various steps for the meetings, calling for the meeting, dispatching documents, notifying of the meeting agenda, and the minutes of the shareholders' meeting, according to legal requirements.

In 2009, the Company also gave the shareholders an opportunity to propose the agenda and to nominate persons to be appointed as directors at the Annual General Meeting of Shareholders in advance via mail, E-mail, and the Company's Website. However, shareholders who are eligible to do so must hold the shares not less than five (5) % of ITD ordinary shares.

Independent Directors will consider the shareholders' proposals and further pass them to the Board of Directors for their consensus. If the Board agrees that any issues are significant or beneficial to ITD or the shareholders, the Board will put the said issues in the meeting agenda remarked as "Agenda from shareholders" in the notice to shareholders or clarify them at the Shareholders' Meeting.

In addition, to facilitate the shareholders' proposals vetting process, the shareholders are requested to provide necessary details as follows :

- Name, address and telephone number of proposing shareholder for ITD to acquire any further information as well as evidence indicating status of consecutive holding of shares such as share certificate or official declaration from broker.
- Purpose and proposal in detail including other useful information for the Board's consideration such as relevant facts and data, reason, concerned issues and expected benefit for ITD.
- In case of nomination of persons to be appointed as Directors at the Annual General Meeting of Shareholders, the shareholders are requested to attach curriculum vitae, working experience and contact address in support of the Audit Committee to consider and further pass the matter to the Board of Directors for final decision.

However, for the Annual General Meeting of Shareholders 2009, there were no proposals from the shareholders.

The proxy form gives the opportunity for the shareholders to cast their vote at the Shareholders' Meeting according to their decisions. The Board of Directors assigns not less than one Independent Director to be the proxy.

For the agendas in the Shareholders' Meeting which have any objections, the Company will use the vote casting card to ensure the transparency and accountability. In the agenda to appoint the Directors, the shareholders have an opportunity to vote by pursuant to their intention for the whole set of Directors.

In 2009, the Company held the Ordinary Meeting of Shareholders No. 1/2009 on 27 April 2009 at 14.00. The Company started to prepare the meeting agendas and invitation notice with details of the agenda together with supporting documents from early April 2009.

All the meeting agendas, invitation notices, details of the agenda, proxy guidelines, and the meeting procedures and guidelines were approved by the President and the Board of Directors in order to ensure that the shareholders had sufficient and complete information for decisions in voting and also to understand the proxy method and meeting procedure to maintain their rights.

The Company delivered the meeting invitation notice with details of the agenda together with supporting documents 14 days in advance, the announcement on the website 30 days in advance, and in newspapers 3 days in advance so that shareholders had reasonable time to thoroughly study such documents. Additionally, the shareholders could make enquiries about the meeting agenda before the meeting to Corporate Services Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

In addition, the Company facilitated the shareholders to participate this meeting, using a venue at the ITD Head office on Italthai Tower, New Petchburi Road. The shareholders could register to participate the meeting and check an accuracy of necessary documents two hours before the meeting commencement. The proxies for shareholders could send proxy documents to the Company for checking their accuracy via facsimile any day before the meeting day.

At the beginning of the meeting, the Chairman of this Meeting advised the shareholders of the method of vote casting, and the right to make enquiries and express their opinions in each agenda. Pol. Lt. Chatrachai Bunya-Ananta (Chairman of the Board of Directors), Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit, Mr. Tawatchai Suthiprapha, Mr. William Lee Zentgraf, Mr. Yutachai Charanachitta, Mr. Peeti Karnasuta, the Vice President of Finance Division (Mr. Chartchai Chutima), two legal advisors and the independent auditor joined the meeting.

The meeting proceeded with the presence of 440 shareholders and or their proxies holding 2,198,030,397 shares (representing 52.41 % of total shares). All proposed agenda items were approved by the shareholders. The Company also properly recorded the vote counting, questions, and comments from shareholders in the meeting to ensure transparency. The shareholders also had equal opportunity and reasonable time to make enquiries and to express their opinions.

The shareholders also requested to establish a Company Visit. The President appointed the Corporate Services Division to be responsible for this activity.

The Company prepared the minutes of the shareholders meeting with clarity and published them on the website within 14 days after the date of Meeting as the option for shareholders who were unable to attend the actual meeting, to know meeting approvals.

4.2 Treatment to the Shareholders with Equality

Each shareholder has as many votes as he/she owns shares and they have the right to nominate persons to be appointed as Directors at the Annual General Meeting of Shareholders.

The Company has implemented measures to prevent the internal abuse of confidential or privileged information by limiting its distribution to top executives and Company officers on a "need to know" basis until it is released publicly. Employees are also advised of the confidential nature of the information and the restrictions applying to its use, including a prohibition on the purchase or sale of Company securities on the basis of such confidential information. Staff who failed to practice according to these rules would be penalized under the Company's rules and regulations. Furthermore, the directors and senior executives have the duty to report their holdings and each transaction of purchase, sale or transfer of their security holdings in the Company to the Securities Exchange Commission. Such requirement is considered an important measure to effectively help control the use of the inside information.

The connected transactions complied with rules and regulations of the Stock Exchange of Thailand and the Securities Exchange Commission and those transactions were revealed in the Annual Report.

4.3 Rights of the Stakeholders

The Board of Directors recognizes the rights of all stakeholders : such as shareholders, employees, customers, partners, business competitors and the general public and they also paid attention to the communication with all stakeholders in order to exchange information, opinions and advice for the sustainable sharing of benefits. The stakeholders who considered that they were treated unfairly by the Company, Directors, Management and staff are able to complain at the Corporate Service Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

4.3.1 Shareholders : The Company has strived to achieve growth for long term profits. The Company has also disclosed complete, true and timely information. Furthermore, on 15 July 2009, 42 of ITD's shareholders were invited to visit the operation of the Company at Italian-Thai Industrial Complex, which is located at Wihan Daeng in Saraburi Province, the Bangkok Government Complex (Chaengwattana) Project, and the BTS Extension – Sukhumvit Line Phase 1 Project.

4.3.2 Employees : The Company has realized the importance of staff as the main mechanism to promote continuous growth. The Company has rewarded staff and improved their welfare and security, for example by the establishment of a pension fund, providing a healthcare service, supporting the scholarships for employee's children who show a good study performance, offering urgent loans, and improving the environment of their workplace.

The Company has continuously supported such development in order to maximize staff potential by focusing on Knowledge, Competency and Skills necessary for efficient and effective work performance. Also of concern to the Company are safety, health and work environment of employees. In the year 2009, the Company therefore arranged 25 training programs.

4.3.3 Customers : The Company has provided a good quality and a high standard of construction services without any complaints.

4.3.4 Partners and Creditors : The Company always tries to commit to agreements with all partners and creditors.

4.3.5 Business Competitors : The Company always competes in government and private sector bidding with honesty, knowledge, and transparency.

4.3.6 General Public : The Company emphasizes on occupational safety, health and working environment management in order to protect the community and environment from negative effects of the construction activity. The construction units of the Company, therefore, have to control and take care their working environment ; for example the prevention of oil leakage into soil and water, waste water treatment, bad-smelling odour control, vibration control, dust prevention, garbage disposal and an energy saving campaign.

In case the community has made a complaint to the Company that they were affected by the construction activities of the Company, the representatives of the Company are required to investigate the facts , solve the problems, and explain to them so they can understand the situation as soon as possible. The Company also implements CSR activities, such as providing scholarships for students and many kinds of community development projects.

4.4 Information Disclosure and Transparency

The Board of Directors has been deeply concerned to disclose sufficient, complete, reliable and timely information covering the Company's financial, important and general information which reflects the asset value and performance of the Company via the Stock Exchange of Thailand and the Company's website. The senior executives also welcomed the investors and analysts inquiries. For the year 2009, due to the tight schedule related to the oversea business expansion, they were able to established only one analyst meeting.

Furthermore, the Company has disclosed important information of Company such as the report of corporate governance practices, the report from the Board of Director, the nature and the risk of business, etc on the Annual Report.

The Corporate Services Department has provided information and activity news directly to investors, shareholders, market analysts, the media and relevant authorities as well as through the Company's web site at www.itd.co.th. They are able to handle communication with shareholders and facilitate investors and securities analysts on a fair and equitable basis and comply with the laws, rules and regulations of the Securities Exchange Commission and the Stock Exchange of Thailand. Interested parties requiring specific information can contact Corporate Services representatives on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

4.5 Responsibilities of the Directors

4.5.1 Structure of the Board of Directors

The Board of Directors consisted of nine members who were knowledgeable and with diverse experiences which were of benefit to the Company. The Directors were :

■ Executive Directors	4 Directors	(44.45%)
■ Non-Executive Director	2 Directors	(22.22%)
■ Audit Committee	3 Directors	(33.30%)

Each Director was able to express his/her opinions independently regarding the operation of the Company and its annual strategic plan, without intervention, for the benefit of all shareholders and other stakeholders. In addition, the structure of the Board consisted of three Independent Directors which accounted for a third of the total number of Directors on the Board and they were appointed as the Audit Committee. The Chairman of the Audit Committee was also appointed as the Chairman of the Board of Directors, thereby providing balance of power and proper verification of the operations.

The present independent directors are as follows ;

1) Pol. Lt. Chatrachai Bunya-Ananta

2) Dr. Krisorn Jittorntrum

3) Mr. William Lee Zentgraf

The structure and the definition of the Independent Directors of the Company complied with the rules and regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand.

Furthermore, the Chairman of the Board of Directors is an Independent Director and is not the same person as the President (Managing Director) for checking and balancing to the management of the Company.

The authorities of the Chairman and the President are clearly defined and separated, as follows :

The Chairman Taking the role as the leader of the Board of Directors and the Chairman the Directors' Meetings and Shareholders' Meetings.

The President Taking the role as the leader of the Board of Management and being authorized from The Board of Directors to direct and control the management staff for the Company's goals achievement.

The Company has appointed Mr. Woravudh Hirunyapaisansa-kul to be the secretary of the Company who is responsible for ; advising the Directors on laws and regulations, supporting the Director's activities, and Coordinating with other parties to comply with the resolutions of the Board of Directors.

4.5.2 The Subcommittee

The Board of Directors appointed the Audit Committee as the subcommittee to assist with the corporate governance of the Company.

The present members of the Audit Committee are as follows :

1) Pol. Lt. Chatrachai Bunya-Ananta	Chairman (Independent Director)
2) Dr. Krisorn Jittorntrum	Director (Independent Director)
3) Mr. William Lee Zentgraf	Director (Independent Director)
And Manager of Internal Audit	Secretary of the Audit Committee

The Audit Committee held four meetings during the year 2009. Agendas were sent to the Committee members to study at least seven days in advance and all members of the Committee attended the meetings, all of which lasted 2 to 3 hours. Conclusions regarding the performance of the Audit Committee are in the Report of the Audit Committee as referred to in the Annual Report of the Company.

4.5.3 Policy of Corporate Governance

Recognition of the importance of good corporate governance is essential in creating value-added efficiency of the organization which affects stakeholder's confidence. Pursuant to the meeting of the Board of Directors, the Board of Directors has approved and officially announced "ITD Corporate Governance Handbook" which contains philosophies, policies and the code of conduct for corporate governance of the Company. It provides guidelines and a progress report for corporate governance practices which lead to evaluation and improvement procedures. This handbook is on the Company intranet and website (http://www.itd.co.th)

The Policy of the Corporate Governance must be reviewed every year. In 2009, the Board of Directors reviewed the Policy and suggested that if it still is suitable for the situation it is not necessary to modify it

4.5.4 Code of Ethical Conduct

The Company has announced a code of ethical conduct for the Board of Directors, Management and Staff to perform their duties with honesty and integrity for the Company and every group of stakeholders. The said code of conduct is on the Company's intranet and website.

Furthermore, the Company provides a code of ethical conduct and employees' rules and regulations to all new staff on their orientation day. The management of the Company must be the model of good practice and also be responsible for proper care of all staff to make sure that these rules and regulations are all strictly observed and practiced.

4.5.5 Conflict of Interest

The Company has established the policy to manage conflict of interest and implemented measures to prevent the internal abuse of confidential or privileged information. The said policy and measures have been disclosed on the Company intranet and website.

The Board of Directors knows the rules and requirements relating to conflicts of interest between related business entities. Where such conflicts have arisen they are shown in the table Related Party Transactions and in all cases have been addressed in accordance with the Stock Exchange Regulations, such that prices and conditions of procurement are the same as would apply in normal third party "arm's length" transactions. The Related Party Transactions Table provides details of the parties concerned, contract value, reason/ necessity for relationship. The Table is repeated in Form 56-1.

4.5.6 Internal Control and Internal Audit Systems

The Company has set up its own effective internal control system to ensure the appropriate conduct of its business or work activity environments, in conjunction with the internal audit. The management of the internal control system is carried out based on international standards under five principal elements, as follows :

1) Control Environment

- Determining clear and measurable policies, goals and directions of the Company, as well as providing supervision of business activities to meet the targets.
- Issuing the Business Ethics Policy and Employee's Code of Conduct to guide executives, Directors and employees of all levels for their proper and due conduct. In this regard, the Company through its corporate communications will provide awareness of high honesty and integrity values.
- Setting of an organizational structure with clear and appropriate command lines and scope of responsibilities. The Company has appointed assistants to each supervisory Director for better supervision and effective performance of all projects.
- Providing specific job descriptions and work manuals for employees as a tool for performance of duties and the prevention of overlap or omission of works.
- Training Company personnel according to its Annual Human Resources Development Plan for development of knowledge and useful skills, and to increase their potential and understanding of construction work in order to carry out their work effectively.
- Setting up the Audit Committee with duties and responsibilities to supervise Company activities and duties as assigned by the Company's Board of Directors.
- Setting up the Internal Audit Division, as the Company realizes that the internal auditing is an important mechanism for the effective internal control. The audited worksites will realize their failures and improve their care in job performance.

2) **Risk Management**

- The Company conducts evaluation of the potential risks from internal and external factors to reasonably ensure the prevention of damage or mistakes. Alternatively, if the damage or mistakes actually occur, the impact shall be within an acceptable level. The risk management must be conducted continuously and regularly to monitor actual exposure to risk at any time.

3) **Control Activities**

- The Company has set policies, work plans and budgets, procedures, as well as controls for the achievement of its goals. The executives, as well as all levels of staff, should properly comply with them and not commit any misconduct against the intent of laws, regulations, rules or orders, including the laws relating to ; the Stock Exchange of Thailand and the requirements thereof, the Notification of Capital Market Supervisory Board, the public company act, the labor law and the construction law.

4) **Information and Communications**

- The Company efficiently provides essential and current information for the performance of its personnel. The executives, as well as all levels of employees, should properly respond to the information, especially with regard to the accounting and financial information. The SAP computer data control system is used for linkage between worksites and head office for effective communication.
- The communications between the executives and employees or between worksites provided for mutual understanding and for the speed of work performances is via electronic mail and intranet.
- Company's Corporate Service Division is responsible for investor relations, distribution of financial and general information as well as critical information which may have an affect on stock prices for investors or the general public.

5) **Monitoring Program**

- The Company's Internal Audit Division inspects the operations and evaluates the internal control systems. They make such reports to the management and the Audit Committee of the Company. If there are any potential risks, the management shall determine control measures to systematically and continuously resolve the problems. The Board of Directors' opinion states that the Company's Internal Control System and the governance of its subsidiaries were appropriate and adequate to protect its assets from being abused by the Company's Directors and executives.
- The audited worksites receive recommendations to correct their performances or to increase stringent control measures. The Internal Audit Division of the Company follows up, evaluates and reports on the audit results to the management and the Audit Committee of the Company on a regular basis. The Company's Board of Directors and the Audit Committee agree that the Company's Internal Control System was appropriate and adequate.
- The Certified Public Accountant's opinion states that the Company's internal control system is adequate, appropriate and careful. Also, no defects were found to have a significant impact against the Company.

4.5.7 Directors Meetings

The Board of Directors schedules regular meetings every three months. The meeting agendas clearly state the matters for acknowledgement or approval. The Company serves the meeting notices including the agenda and attached documents on each Director at least seven days in advance of the meeting so that they have enough time to review and study them. Normally, each meeting takes about 2 to 3 hours. The chairman allots adequate and appropriate time for discussion on all agenda, which are prioritized in terms of significance.

The minutes of Meeting are prepared in writing and filed after inspection by the executives and Directors. All such documents are duly signed by the Directors and they are available for review by any interested persons.

In 2009, four Board of Directors' Meetings were held. Attendance by each and all of the members of the Board was as followed.

Name	Number of attendance/total number of meeting (times)
1. Pol.Lt. Chartachai Bunya-Ananta*	4/4
2. Mr. Premchai Karnasuta	4/4
3. Mrs. Nijaporn Charanachitta	4/4
4. Dr. Krisorn Jittorntrum	4/4
5. Mr. William Lee Zentgraf	4/4
6. Mr. Pathai Chakornbundit	4/4
7. Mr. Tawatchai Suthiprapha	4/4
8. Mr. Yutachai Charanachitta	4/4
9. Mr. Peeti Karnasuta*	3/4

Remark ** Absence due to the abroad duties related to the overseas business.*

4.5.8 Self Assessment of the Directors

In 2009, The Board of Directors conducted the annual self assessment of the effectiveness of their performances and they suggested that this assessment benefited their work.

4.5.9 Remuneration of Directors and Management Staff

4.5.9.1 Remuneration of Directors

The Company has determined the Remuneration of Directors clearly and transparently based on comparable industry levels and for the efficiency required of the supervising Directors. Directors assigned to be the Audit Committee receive additional remuneration for full discharge of their Audit Committee duties. In any case, the amount of remuneration to be paid to Directors must be finally approved by a meeting of the shareholders.

4.5.9.2 Remuneration of the Board of Management

The remuneration of the Board of Management members follows the principles and policy determined by the Board of Directors and depends on the corporate and individual achievement.

4.5.9.3 Remuneration in the year 2009

A. Remuneration of Directors

Directors	Position	Remuneration amount (Baht / year)
1. Pol.Lt. Chartachai Bunya-Ananta	Chairman the Board of Directors Chairman of Audit Committee	750,000
2. Mr. Premchai Karnasuta	Director	580,000
3. Mrs. Nijaporn Charanachitta	Director	580,000
4. Dr. Krisorn Jittorntrum	Independent Director Audit Committee	580,000
5. Mr. William Lee Zentgraf	Independent Director Audit Committee	580,000
6. Mr. Pathai Chakornbundit	Director	580,000
7. Mr. Tawatchai Suthiprapha	Director	580,000
8. Mr. Yutachai Charanachitta	Director	580,000
9. Mr. Peeti Karnasuta	Director	580,000
Total		5,390,000

B. Remuneration of the Board of Management

- The thirteen members of the Board of Management received, in total, remuneration amounting to Baht 59,327,400 for the full discharge of their respective duties.
- The five members of the Company Management (not including the Vice President of Finance Division and the Vice President of Accounting) received, in total, remuneration amounting to Baht 33,228,600 for the full discharge of their respective duties.

4.5.10 The Director Development

The Directors of the Company have passed the IOD training programs as follow :

A.Mrs. Nijaporn Charanachitta	- Director Certification Program (DCP)
B. Mr. Pathai Chakornbundit	- Director Certification Program (DCP)
C. Mr. Yutachai Charanachitta	- Director Certification Program (DCP)
	- Director's Registration System and Director Manual.
	- Direct Finance the Skill Update Program for Director
D. Mr. Tawatchai Suthiprapha	- Director Accreditation Program (DAP)
	- Finance for Non Finance Director

5) Internal Information Control

See details under Management - Clause 5.3.5 - Internal Control and Audit System

6) Human Resources

6.1 Total Number of Employees as of 31st December 2009 = 23,285

6.2 Number of Employees by Major Categories

6.2.1 Categorized by job classification :

■ Engineers	=	1,374
■ Accountants	=	308
■ Administrators	=	251
■ General Employees	=	21,352
Total	**=**	**23,285**

6.2.2 Categorized by the Company's business categories (9 categories) :

1.	Buildings	=	11,197
2.	Industrial Plants	=	2,806
3.	Pipelines and Utility Works	=	1,550
4.	Highways, Expressways, Railways and Bridges	=	1,696
5.	Airports, Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works	=	1,769
6.	Dams and Tunnels	=	2,263
7.	Steel Structures	=	415
8.	Telecommunications	=	68
9.	Mining	=	840
	And Miscellaneous	=	117
10.	Head Office and foreigner	=	564
	Total	**=**	**23,285**

6.3 Employee Numbers in Previous Years :

■ Total number of employees as of 31st December 2007	=	29,134
■ Total number of employees as of 31st December 2008	=	26,877
■ Total number of employees as of 31st December 2009	=	23,285

6.4 Major Labor Disputes during the Past Three Years

- None

6.5 Employee Benefits for the Year 2009

- Baht 6,482,035,000 (Salary and provident fund)

6.6 Employee Skill Development Policy

Since staff development is very important to an organization, ITD has continuously supported such development in order to maximize staff potential. Knowledge, competency and skill necessary for efficient and effective work performance are the focus for development. Safety, health and work environment are also concerns for development. In the year 2009, ITD has therefore arranged twenty-five training programs, separated into two fields as follows ;

■ Construction Field : The programs provided developing knowledge for competency and skills. There were ten courses : Government ministerial regulations on the prescribing of standards for administration and management of occupational safety, health and environment to construction B.E. 2551 (A.D.2008) ; occupational health and safety committee ; soil protection for foundations and sub - structure construction by tangent pile walls ; modern project management ; project manager / project engineer's seminar ; safety foreman officer ; earth works for construction ; construction for underground floor foundations by the top - down method and bottom - up methods ; safety vocation's seminar and safety vocation officers seminar.

■ Construction and Support Field : The programs provided developing knowledge for competency and skills. There were fifteen courses : presentation techniques ; train the trainer skills ; motivation techniques ; technique for effective co – ordination ; effective meeting techniques ; time management ; impacts of international financial reporting standards (IFRS) ; accountant's seminar ; team building ; storekeeper's seminar ; techniques of being a good assistant and subordinate ; co - ordination skills ; team work ; professional secretary seminar ; and project orientation.

In addition to the Head Office Training Division, project sites provided in-house training. The Company has a safety training program to motivate laborers to work safely and to develop their skills.

1. Pol.Lt. Chatrachai Bunya-Ananta **Age : 77 years**

Education :

B.A. Economics Accountancy, Wales, UK
Advanced Management Program Harvard University, U.S.A.
National Defense College Program, Bangkok

Chairman the Board of Directors :

Italian-Thai Development Plc.
Italian-Thai International Co., Ltd.
Royal Orchid Sheraton Hotel
Board of Governors Bangkok Pattana School
Italian-Thai Land Co., Ltd.

Chairman of the Audit Committee :

Italian-Thai Development Plc.

Director :

General Prem Tinsulanonda Foundation
Dusit Thani Group

Hon Advisor :

Dusit Thani College

Independent Director :

MBK Property and Development Company Limited

---

2. Mr. Premchai Karnasuta **Age : 55 years**

Education :

Master of Business Administration University of Southern California U.S.A
B.S. in Mining Engineering : Colorado School of Mines, U.S.A.

Director and President :

Italian-Thai Development Plc.

Director :

Charoong Thai Wire & Cable Plc.
Chantaburi Country Club Co., Ltd.
Asian Steel Products Co., Ltd.
Thai Nippon Steel Engineering & Construction Corp. Co., Ltd.
Bangkok Steel Wire Co., Ltd.
Palit Palangngan Co., Ltd.
Praram 9 Square Hotel Co., Ltd.
Chantaburi Farm Co., Ltd.
Italthai Real Estate Co.,Ltd.
Italian-Thai Land Co., Ltd.
Saraburi Coal Co.,Ltd.
Nipa Lodge Co., Ltd.
Italthai Holding Co., Ltd.
Italthai Marine Co., Ltd.
Italthai Trevi Co., Ltd.
Palangthai Kaona Co., Ltd.
MCRP Holding Corporation Ltd.
ATO Asia Turn-out Co., Ltd.
Siam Fiber Optics Co., Ltd.
Metropolitan Water & Services Co., Ltd.
Thai Rent All Co., Ltd.
MCRP Construction Co., Ltd.
Amari Hotel & Resort Co., Ltd.
ITD Cementation India Limited.
Dithee Co., Ltd.
Tongkrai Co., Ltd.
Imperial Technology Management Services Plc.
Siam Machinery and Equipment Co., Ltd.
Tayakhee Co., Ltd.
Siam Concrete Brick & Products Co., Ltd.
Thai Maruken Co., Ltd.
Khunka Palangthai Co., Ltd.
C.P.K. International Co., Ltd.
Southern Industries (1996) Co., Ltd.
Siam Pacific Holding Co., Ltd.
Amari Co., Ltd.
Amari Orchid Lodge Co., Ltd.
Italthai Industrial Co., Ltd.
Italthai Engineering Co., Ltd.
Italian-Thai International Co., Ltd.
PT Thailindo Bara Pratama Co., Ltd.
Asian Steel Corporation Co., Ltd.
Myanmar ITD Co., Ltd.
Praram 9 Square Co., Ltd.
Thai Contractors Asset Co., Ltd.
Nhapralarn Crushing Plant Co., Ltd.
Thai Pride Cement Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
Nahathai Co., Ltd.
Kanika Co., Ltd.
Saraburi Construction Technology Co., Ltd.
Takolkiat Co., Ltd.

Tridayuk Co., Ltd.
Bhantuwong Co., Ltd.
Phannin Co., Ltd.
Sino Lao Aluminum Co., Ltd.
Italian-Thai Power Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
Lao Metal Industry Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
ITAC Joint Venture
Ando & Italian-Thai Joint Venture
Thai Ando Italian-Thai Joint Venture
ITD-EGC Joint Venture
Panoot Co., Ltd.
Wildemere Co., Ltd.
Lasalle Co., Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Sarithorn Co., Ltd.
Koh Kong Power Light Co., Ltd.
Asia Logistics Development Co., Ltd.
Palang Ngan Sakol Co., Ltd.
Italian-Thai Scanska Lyndby Joint Venture
ION Joint Venture
ITD-NSC Joint Venture

3. Mrs. Nijaporn Charanachitta **Age : 58 years**

Education :

M.B.A. (Finance) University of Wisconsin (Madison), U.S.A.
B.A. (Faculty of Art) Chulalongkorn University

Chairman :

The Oriental Hotel (Thailand) Plc.
Sankyu - Thai Co., Ltd.
Amari Co., Ltd.
Thai Contractors Asset Co., Ltd.
Amari Hotel & Resort Co., Ltd.
Chao Phraya Development Corporation
Sakdi Sin Prasit Co., Ltd.

Director and Senior Executive Vice President :

Italian-Thai Development Plc.

Director and Member of the Nomination and Compensation Committee :

Charoong Thai Wire & Cable Plc.

Director :

Italian-Thai Development Plc.
Lasalle Co., Ltd.
Myanmar ITD Co., Ltd.
Napralan Crushing Plant Co., Ltd.
Pacific-Thai Electric Wire & Cable Co., Ltd.
Palangthai Kaona Co., Ltd.
Palit Palanguan Co., ltd.
Panoot Co.,Ltd.
Phanin Co., Ltd.
Praram 9 Square Co., Ltd.
Praram 9 Square Hotel Co., Ltd.
PT Thai Lindo Bara Pratama Co., Ltd.
Nahathai Co., Ltd.
Saraburi Construction Technology Co., Ltd.
Sarithorn Co., Ltd.
Siam Machinery & Equipment Co., Ltd.
Siam Pacific Holding Co., Ltd.
Siam Sightseeing Co., Ltd.
Sino Lao Aluminum Co., Ltd.
Italian-Thai Land Co., Ltd.
Italian-Thai Power Co., Ltd.
Italthai Holding Co., Ltd.
Italthai Marine Co., Ltd.
Toyo-Thai Corporation Plc.
ATO Asia Turn-out Co., Ltd.
Italian-Thai International Co., Ltd.
Italthai Industrial Co., Ltd.
Siam Concrete Brick & Product Co., Ltd.
Thai Maruken Co., Ltd.
Aquathai Co.,Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Asia Steel Product Co., Ltd.
Bangkok Steel Wire Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
Bhantuwong Co., Ltd.
Chantaburi Country Club Co., Ltd.
Chantaburi Farm Co., Ltd.
Palang Ngan Sakol Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
CPK International Co., Ltd.
Dithee Co., Ltd.
Takolkiat Co., Ltd.
Tayakhee Co., Ltd.
Saraburi Coal Co., Ltd.
Thai Pride Cement Co., Ltd.
Thai Rent All Co., Ltd.

Italthai Real Estate Co., Ltd.
Italthai Trevi Co., Ltd.
Tridayuk Co., Ltd.
Kanika Co., Ltd.
Khunka Palangthai Co., Ltd.
Asia Logistics Development Co., Ltd.
Lao Metal Industry Co., Ltd.
ITD-VIS Joint Venture
Tongkrai Co., Ltd.
ITD (SPV) Co., Ltd.
Wildemere Co., Ltd.
Koh Kong Power Light Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
Thai Barge Container Services Co., Ltd.
ITAC Joint Venture

4. Dr. Krisorn Jittorntrum **Age : 56 years**

Education :

Ph.D. Computing Research Group,Institute of Advance Studies, The Australia National University

Independent Director and Audit Committee :

Italian-Thai Development Plc.

Director :

Asia Pacific Potash Corporation Co., Ltd.

5. Mr. Pathai Chakornbundit **Age : 67 years**

Education :

B.Eng (Civil), Chulalongkorn University

Director and Senior Executive Vice President :

Italian-Thai Development Plc.

Director :

Charoong Thai Wire & Cable Plc.
Aquathai Co., Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
Palangthai Kaona Co., Ltd
Italian-Thai Gypsum Co., Ltd.
Italthai Marine Co., Ltd.
Thai Maruken Co., Ltd.
Thai Nippon Steel Engineering & Construction Co., Ltd.
Thai Pride Cement Co., Ltd
Asia Logistics Development Co., Ltd.
PT Thailindo Bara Pratama Co., Ltd.
Thai Ando & Italian-Thai Joint Venture
ITAC Joint Venture
Khunka Faifa Thai Co., Ltd.
Khunka Palangthai Co., Ltd.
Koh Kong Power Light Co., Ltd.
Myanmar ITD Co., Ltd.
Palit Palanguan Co., Ltd.
Sarithorn Co., Ltd.
Italthai Trevi Co., Ltd.
ITD Cementation India Limited.
ITD-EGC Joint Venture Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
IOT Joint Venture
ITD-NSC Joint Venture

6. Mr. Yuthachai Charanachitta **Age : 31 years**

Education :

Bachelor Degree in Economics, Hamilton College, U.S.A.

Director :

Italian-Thai Development Plc.
Italthai Industrial Co., Ltd.
Amari Co., Ltd.
Chao Phraya Development Corporation Co., Ltd.
Sakdi Sin Prasit Co., Ltd.
Amari Hotel and Resort Co., Ltd.
Thai Contractors Asset Co., Ltd.
ITD Madagascar S.A Co., Ltd.
The Oriental Hotel (Thailand) Plc.
Italthai Engineering Co., Ltd.
Muanjai Co., Ltd.
Baan Krating Co., Ltd.
Riverside Auction House Co., Ltd.
Italian-Thai Power Co., Ltd.
Saraburi Coal Co., Ltd.



7. Mr. Tawatchai Suthiprapha **Age : 66 years**

Education :

B.Eng (Civil), Chulalongkorn University

Director and Senior Executive Vice President :

Italian-Thai Development Plc.

Director :

ATO Asia Turn-Out Co., Ltd.
Sarithorn Co., Ltd.
Asia Logistics Development Co., Ltd.
Thai Maruken Co., Ltd.
Thai Pride Cement Co., Ltd.
ITD-VIS Joint Venture
Sumitomo-Italian-Thai Joint Venture
Siam Steel Tower Co., Ltd.
Saraburi Construction Technology Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
ITO Joint Venture
ION Joint Venture

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8. Mr. William Lee Zentgraf **Age : 69 years**

Education :

A.B.(cum laude) Harvard College

Independent Director :, Audit Committee Member :

Italian-Thai Development Plc.

Director :

The Oriental Hotel (Thailand) Plc.

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9. Mr. Peeti Karnasuta **Age : 28 years**

Education :

Applied Economics University of Saint Andrews

Executive Director :

Auo Siam Marine Co., Ltd.

Managing Director :

Suvarnabhumi Entertainment Co., Ltd.
3B Holding Co., Ltd.

Director :

Italian-Thai Development Plc.
Italian-Thai Power Co., Ltd.
ITD Madagascar S.A Co., Ltd.
P3 Global Energy Co., Ltd.
Saraburi Coal Co., Ltd.

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10. Mr. Somchai Tumrongwang **Age : 69 years**

Education :

B.Eng (Civil), Chulalongkorn University, Honour

Senior Executive Vice President :

Italian-Thai Development Plc.

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11. Mr. Tawee Changpetch **Age : 64 years**

Education :

B.Eng (Civil), Chulalongkorn University, Honour

Executive Vice President :

Italian-Thai Development Plc.

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12. Mr. Anan Amarapala **Age : 63 years**

Education :

B.Eng (Civil), Chulalongkorn University

Vice President (Marine) :

Italian-Thai Development Plc.

13. **Mr. Thanin Bumrungsap** **Age : 61 years**

Education :

Master's Degree in Geotechnical Engineering Asian Institute of Technology (AIT), Bangkok

Vice President (Project) :

Italian-Thai Development Plc.

Director :

Sino Lao Aluminum Co., Ltd.

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14. **Dr. Nattawuth Udayasen** **Age : 60 years**

Education :

Ph.D. University of Waterloo, Canada

Vice President (Project) :

Italian-Thai Development Plc.

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15. **Mr. Sompop Pinijchai** **Age : 52 years**

Education :

M.B.A. (Finance), NIDA

Vice President (Cost Engineering Analysis) :

Italian-Thai Development Plc.

Director :

Italthai Marine Co., Ltd.

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16. **Mr. Chatichai Chutima** **Age : 49 years**

Education :

Master of Economics from Ohio University, U.S.A.

Vice President (Finance) :

Italian-Thai Development Plc.

Director :

Siam Pacific Electric Wire & Cable Co., Ltd.

ITD (SPV) Co., Ltd.

Siam Steel Syndicate Co., Ltd.

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17. **Mrs. Pienghathai Pongsuwan** **Age : 49 years**

Education :

Master Degree - Management, Sasin Graduate Institute of Business Administration of Chulalongkorn University

Vice President (ITD Group of Company and Contract Administration) :

Italian-Thai Development Plc.

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18. **** Miss Kanchana Chaaroenyot** **Age : 48 years**

Education :

M.B.A. Finance and Banking, Ramkhamkaeng University

Vice President (Accounting) :

Italian-Thai Development Plc.

Remark : ** The Company appointed Miss Kanchana Charoenyot to be the Vice President of Accounting on 2 January 2010.

Number of Shares Held by ITD Directors and Directors Remuneration

As March 16, 2010

Name	Position	Share Amount	Change during the year	Remuneration Baht
1. Pol.Lt. Chartachai Bunya-Ananta	Chairman of the Board of Directors	12,000	- 0 -	750,000.00
	Chairman of the Audit Committee			460,000.00
2. Mr. Premchai Karnasuta	Director	819,544,470	- 0 -	580,000.00
3. Mrs. Nijaporn Charanachitta	Director	463,653,640	1,000,000	580,000.00
4. Dr. Krisorn Jittorntrum	Independent Director	- 0 -	- 0 -	580,000.00
	Audit Committee Member			315,000.00
5. Mr. Pathai Chakornbundit	Director	60,000	- 0 -	580,000.00
6. Mr. Yuthachai Charanachitta	Director	33,400,000	- 0 -	580,000.00
7. Mr. Tawatchai Suthiprapha	Director	- 0 -	- 0 -	580,000.00
8. Mr. William Lee Zentgref	Independent Director	- 0 -	- 0 -	580,000.00
	Audit Committee Member			315,000.00
9. Mr. Peeti Karnasuta	Director	33,701,000	- 0 -	580,000.00

Report of the Audit Committee For the Year 2009

The Audit Committee of Italian-Thai Development Public Company Limited was duly appointed by the resolution of the Company's Board of Directors at their meeting on 24th March 2008. The three members of the Audit Committee were appointed for a three-year term, comprising :

1. Pol.Lt. Chartachai Bunya-Ananta	Audit Committee Chairman
2. Dr. Krisorn Jittorntrum	Audit Committee Member
3. Mr. William Lee Zentgraf	Audit Committee Member

Mr. Withit Ouaysinprasert, the manager of Internal Audit Division, serves as the secretary of the Audit Committee. All members of the Audit Committee are independent and duly qualified by the requirements of the Stock Exchange of Thailand. As assigned by the Company's Board of Directors, the Committee has performed their duties and responsibilities in accordance with the directions of the Board of Directors and in compliance with the requirements of the Stock Exchange of Thailand. In 2009, they held 4 Audit Committee Meetings, each of which was met by presence of all members. The significant activities undertaken by the Audit Committee in the year 2009 were as follows :

- Review and approval of quarterly Financial Statement, 2009 Annual Financial Statement, Certified Public Accountant's report, Financial Status report and Company's Performance report. The Committee's opinion states that the Financial report was accurate, complete and reliable.
- Review of the Company's Internal Control System. The Committee's opinion states that the Company's Internal Control System was appropriate, adequate and effective.
- Review of legal compliance. The Committee's opinion states that the Company has complied with the laws relating to the Stock Exchange of Thailand and the requirements thereof, Notification of Capital Market Supervisory Board, the public company act, the labor law and the construction law.
- Selection and recommendation for appointment of the Certified Public Accountant of the Company. The Committee's opinion states that Mr. Somckid Tiatragul, Certified Public Accountant no. 2785 and/or Mrs. Sumalee Chokedeeanant, Certified Public Accountant no. 3322 from Grant Thornton Limited are qualified to be the Company's auditor in the year 2009.
- Review of the trade agreement with general conditions on transactions made between the Company or its subsidiaries and its directors, executives or connected persons. The Committee's opinion states that the transactions are accurate and transparent for elimination of any conflict of interest.
- Review and approval of the 2009 Annual Audit Plan prepared by the Company's Internal Audit Division.
- Verification of the audit operation and approval of the audit reports prepared by the Internal Audit Division.
- Acknowledgement of the progress report on the remedy of mistakes in the performance of each worksite and making additional suggestions to enhance the suitability and correctness thereof.
- Review of risk management arising of the increases of ready-mixed concrete and hydraulic cement prices in 2009 as well as measures to mitigate the direct impact to the Company.

(Pol. Lt. Chartachai Bunya-Ananta)
Audit Committee Chairman
Dated 22th March 2010

Competition in the local construction industry is intense due to a slightly increase in the number of construction projects in recent years and the government's mega projects may increase in 2010. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. This increase in competition for construction projects has led to price competition and a general decrease in contract prices.

Clients

We classify our clients in two ways – by the type of client and by the location of client. The type of client is determined by whether the public sector (including state-owned enterprises), or the private sector. The location of the client is either domestic or international and is determined by whether the work we perform for the client is in Thailand or outside Thailand. As of December 31, 2008, the public sector accounted for approximately 84.1% of the Company and portion of the Company backlog, while the private sector accounted for approximately 15.9%. Domestic clients accounted for approximately 71.7% of the Company and portion of the Company backlog as of December 31, 2008, while international clients accounted for approximately 28.3%.

Backlog by Client Classification As of December 31,	2007 (%)	2008 (%)	**2009 (%)**
Public Sector Backlog	83.0	85.6	**84.1**
Private Sector Backlog	17.0	14.4	**15.9**
Total	100.0	100.0	**100.0**
Domestic	69.8	82.2	**71.7**
International	30.2	17.8	**28.3**
Total	100.0	100.0	**100.0**

Prior to the Asian financial crisis that began in 1997, the public sector accounted for approximately 60% of our work and the private sector accounted for approximately 40% of our work. During the Asian financial crisis, we experienced significant non-payment of amounts owed to us from our private sector property developer clients. As a result, and because the public sector has generally been more active than the private sector in the construction industry since the Asian financial crisis, we have focused on obtaining public sector work in Thailand and have been more active in pursuing public sector work outside of Thailand.

Partly because of the foregoing, as well as our focus on large infrastructure projects, a substantial portion of our work is attributable to a limited number of government enterprises. We generally target large, high-profile contracts from public sector entities. As a result, at any point in time a small number of clients may account for a major portion of our revenues and backlog. The Electricity Generating Authority of Thailand, the Bangkok Metropolitan Administration, the Airport Authority of India, the PTT Public Company Limited and the Delhi Metro Rail Corporation Ltd together accounted for 23.3% of our construction revenues in 2008 and 43.8% of our backlog as of December 31, 2009.

Competition

There are more than 590 companies operating in the construction business who are members of the Thai Contractors Association, including Thai companies, foreign companies and joint ventures between Thai and foreign companies. Competition is mainly based on price, but a key factor that affects the ability to price a bid competitively is the sourcing of materials. The fluctuation of the price of materials has an impact upon the construction industry because the value of materials typically represents approximately 30 to 40% of the entire project cost. Other than the availability of materials, significant competitive factors include the expertise and experience of employees and subcontractors, as well as joint venture formation for technological support and business alliances.

Thai public sector agencies typically only allow contractors who meet certain criteria to bid for contracts. Construction contractors may be divided into classifications by level of expertise, technical knowledge and resource availability. Contractors who are classified in the highest level typically pre-qualify to bid for all types of contracts, while contractors who are not classified in the highest level are typically excluded from bidding on contracts which require higher levels of expertise. We believe that many public sector clients in Thailand have classified us in the highest level.

The following table sets forth the construction contractors in Thailand that are listed on the SET and their reported revenues of each for 2009 :

Company Name	Revenues (million Baht)	% of Total
Italian-Thai Development Public Company Limited	41,455.5	41.41
CH. Karnchang Public Company Limited	13,935.2	13.92
Sino-Thai Engineering Public Company Limited	12,108.4	12.10
Power Line Engineering Public Company Limited	8,053.5	8.05
Syntec Construction Public Company Limited	6,275.7	6.27
Christiani & Neilsen (Thai) Public Company Limited	4,375.5	4.37
Uniq Engineering and Construction Public Company Limited	3,419.1	3.41
Nawarat Pattanakan Public Company Limited	3,414.0	3.41
EMC Public Company Limited	2,871.2	2.87
SEAFCO Public Company Limited	1,826.9	1.82
Pre-Built Public Company Limited	1,397.1	1.40
PAE (Thailand) Public Company Limited	937.8	0.94
Power-P Public Company Limited	27.8	0.03
Total	**100,097.7**	**100.00**

Source : Stock Exchange of Thailand

Note : Excluded K-Tech Construction Public Company Limited and Ascon Construction Public Company Limited because of no financial statement in 2009.

There are not only Thai companies, but also foreign construction companies operating in Thailand. However foreign construction companies are restricted from the bidding in the government projects because the government's regulation requires that the bidders must be Thai juristic person (i.e. the juristic person who has Thai nationality shareholders more than 50% of shares). The foreign construction companies cannot set up a company or a branch in Thailand without Thai nationality shareholders to bid government projects except for the duration of a specific and approved projects. Generally, this is only possible for projects undertaken by the public sector or with Government support. Therefore, most foreign construction companies must be registered to undertake general construction business in Thailand as company in which Thai nationals own the majority of the shares and contribute the majority of the capital, which effectively restricts their participation in the Thai construction sector.

As a result of the above restrictions, many foreign construction companies form joint ventures, or act in consortium with, Thai construction companies. These arrangements often provide greater access for foreign companies to the Thai market and allow Thai companies, including our Company, to benefit from the technical expertise and, in some case, financial strength of the foreign companies. These arrangements tend to be project-specific and usually dissolve when the project is completed. Our company has formed several such ventures for strategic reasons and in fields where we seek to gain experience.

We also bid for projects in neighboring countries and other countries in Asia. Creditable financial institutions, such as the Asian Development Bank, Work Bank or JBIC, financially support some of the major infrastructure projects on which we bid. These projects are open to international bidders with high qualification standards. In the past, particularly in India, a large market instead of China in the future, most local contractors in these countries failed to meet the required qualifications. The majority of our competitors were joint ventures between local contractors and foreign contractors from countries such as China, Taiwan, Korea, Australia, Japan or countries in Europe.

Risks Related to Our Business

1. Our revenues and our potential revenue growth are highly dependent on Thai public sector contracts, Government policy and the Thai economy.

We conduct a substantial portion of our operations in Thailand. In 2009, we generated 59.22% of our construction service revenues in Thailand. The Thai economy and the construction sector had been expanded in decrement and it was negative in 2009. Real GDP in Thailand grew 4.9% in 2007, 2.5% in 2008 and -2.3% in 2009 and real GDP of the construction industry increased 2.5% in 2007, -5.3% in 2008 and 0.0% in 2009(Source : NESDB). We cannot predict how long the current economic expansion will continue, if at all, or whether another financial or economic crisis will occur in the future. Factors that may adversely affect the Thai economy include :

- Decreases in business, industrial, manufacturing or industrial activity in Thailand or in the region or in global ;
- Discontinue of pushing economic system by the government's monetary and fiscal policy in local or in global ;
- Scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region ;
- Exchange rate and oil price fluctuations ;
- A prolonged period of inflation or increase in regional interest rates ;
- Changes in taxation ;
- A re-emergence of Severe Acute Respiratory Syndrome (commonly known as SARS), avian influenza (commonly known as the bird flu), or the emergence of another highly infectious disease in Thailand or in other countries in the region ;
- Political instability, terrorism or military conflict in countries in the region or globally ;
- A continuation of or increases in the level of unrest in southern Thailand and
- Other regulatory, political or economic developments in or affecting Thailand

Any economic recession or other deterioration in Thailand's economy, or decline in business, industrial, manufacturing or financial activity in Thailand, could adversely affect our business financial condition, results of operations and prospects.

In addition to our business concentration in Thailand, our business is also highly dependent on Thai public sector spending. Our major customers are the government and its state-owned enterprises, such as the Electricity Generating Authority of Thailand, the Bangkok Metropolitan Administration, the Airport Authority of India, the PTT Public Company Limited and the Delhi Metro Rail Corporation Ltd. Our Thai public sector customers accounted for 74.3% and 71.3% of our construction revenues in 2008 and 2009, respectively, and 85.6% and 84.1% of the Company and portion of the Company backlog as of December 31, 2008 and 2009, respectively.

While published government plans for Thailand provide for increased government expenditure on capital infrastructure projects, any significant budgetary reductions by the Thai government would adversely impact the amount of new public sector construction contracts awarded and either this or any disruption of our relationship with the Government for any reason, would materially and our business, financial condition, results of operations, prospects and returns of investors.

2. The infrastructure projects that we undertake involve significant risks that could adversely affect our business, financial condition, results of operations and prospects.

A significant portion of our revenues, particularly those relating to large infrastructure projects, are derived from contracts with governments, government-related entities or private companies holding concessions from government agencies within and outside Thailand. This exposes us to certain risks not associated with other types of construction projects. For example, many of these large infrastructure projects are high profile, which can result in increased political and public scrutiny of our work. In addition, these projects tend to be relatively complex, which requires us to commit a significant amount of resources and working capital to these projects. Such types of projects are also subject to delay or modification due to environmental considerations.

Because these projects are publicly funded, changes in government budget and policy considerations could result in delays or changes to these projects. Payments to construction companies providing services to these projects, including us, may also be delayed as a result of disputes with government agency or lenders to the projects. Delays in payments to us would adversely affect our cash flows and any disputes and changes in budget and policy considerations could affect our reputation and the availability of financing for future projects, all of which would adversely affect our business, financial condition, results of operations, prospects and returns of investors.

3. If we are unable to accurately estimate the overall risks, revenues or costs on our contracts, or fail to agree to the pricing of work done pursuant to unapproved change orders, we may incur lower than anticipated profit or incur a loss on the contracts.

Substantially all of our construction contracts are either fixed price or fixed unit price contracts. The terms of these contracts require us to guarantee the price of our services on a fixed price or a fixed unit price basis and assume the risk that the costs associated with our performance will not be greater than we anticipated. As a result, we will only realize a profit on these contracts if we successfully estimates or other factors, costs and avoid cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in a lower profit or a loss on a project. Our project cost estimates are subject to a number of assumptions. Although we anticipate increased labor costs and materials costs in our bids, the revenue, cost and gross profit realized on a fixed price or fixed unit price contract may vary from the estimated amounts because of many factors, including changes in job condition, variations in labor and equipment productivity over the term of the contract and unexpected increases in costs of materials and labor.

Some of our construction contracts contain an escalation formula to accommodate unexpected increases in materials and labor costs. However, we are typically required to bear some portion of the increase before we can make a claim under the escalation formula. In any event, the escalation formula may not cover the full increase in cost for our materials or labor. If our estimates of the overall risk, revenues or costs prove inaccurate, or circumstances change, or if the escalation formula in our contracts does not cover the full increase in costs, we may incur a lower profit or a loss on our contracts, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

We are frequently required to perform extra or "change order" work as directly by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost o such work for a lengthy period of time until the change order is approved and funded by the customer. Also, these unapproved change orders, contract disputes or claims result in costs to us that cannot be billed for a period of time and, therefore, are reflected as "unbilled receivables" in our balance sheet. We cannot assure you that we will be able to invoice or recover the cost and profit margin for the extra or change order work in full or at all, which may lead to business disputes or may otherwise adversely affect our business, financial condition, results of operations, prospects and returns of investors.

4. We are reliant on a small number of clients.

We generally target large government entities as clients. As a result, at any point in time a small number of clients may account for a substantial portion of our revenues and backlog. as the Electricity Generating Authority of Thailand, the Bangkok Metropolitan Administration, the Airport Authority of India, the PTT Public Company Limited and the Delhi Metro Rail Corporation Ltd accounted for 20.9% and 23.3% of our construction revenues in 2008 and 2009, respectively, and 52.2% and 43.8% of our backlog as of December 31, 2008 and 2009, respectively. If any of these clients ceases to provide us with new work or if there are any significant disputes relating to any of our contracts with any of these clients, this could temporarily disrupt our business, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

5. Our failure to meet schedule requirements of our contracts could require us to pay liquidated damages.

Substantially all of our contracts are subject to specific completion schedule requirements with liquidated damages charged to us if we do not achieve the construction schedules. Liquidated damages are typically levied at the rate of 0.1% of the contract value for each day of delay that is deemed to be our responsibility, subject to a maximum liability of 10% of the contract value. Any failure to meet our schedule requirements of our contracts could cause us to pay significant liquidated damages, which could adversely affect our liquidity and cash flows and have a material adverse effect on our business, financial condition, results of operations, prospects and returns of investors.

6. Our projects expose us to potential liability claims.

We construct many projects where design, construction or systems failures can result in substantial hazards or property damages to third parties. The mistakes of such projects subsequent to their completion can result in similar hazards and damages or environmental impacts and pollution in noise, dust, smoke spreading, collapse or crack of nearby buildings during construction or after construction. Litigation arising from any of these occurrences may take us to be defendant in lawsuits asserting large claims or subject us to significant regulatory penalties. Although we maintain insurance policies with coverage to the extent and in amounts we believe prudent to protect us from these potential claims, we cannot assure if our insurance coverage will be sufficient or the conditions in the insurance policy cover all circumstances or against all damages to which we may be liable. A successful claim against us or any of our subsidiaries, associated companies or joint ventures could result in significant liabilities for us and could have a material adverse effect on our business, financial condition, results of operations, prospects and returns of investors.

7. Our results of operations depend on the timing of new contract awards and the timing of the performance of these contracts.

At any point in time, we may derive a substantial portion of our revenues directly or indirectly from a limited number of large construction contracts. The amount of work to be done under a contract, and therefore the timing and amount of revenue that we recognize, varies depending on the project duration and on the stage of the construction that is being performed at any particular time. There is typically less constructions work at the beginning and at the end of a construction project, resulting in our recognizing les revenues at these stages, compared with the amount of work that we perform in the middle of a construction project, when we recognize more revenues. Therefore, our results of operations tend to fluctuate depending on the duration and stage of our contracts at any particular time and the composition of contracts within our portfolio at any one time. We cannot predict whether or when we will receive awards of new contracts frequently involve a lengthy and complex bidding and selection process, which is affected by a number of factors, including market conditions, financing arrangements and governmental approvals. The timing of the revenues and cash flows from our projects can be delayed by a number of factors, including availability of labor, weather conditions, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. These delays, if they occur, could have an adverse effect on our operating results for a particular period. As a result of the foregoing, our results of operations and cash flows can fluctuate significantly from period to period.

8. We may not be able to fully realize the contracts value of our projects or the value of our backlog.

We use our backlog as a general indicator of our level of work to be completed. Backlog represents our estimate of the contract value of work that remains to be completed at any given time under our executed project contracts. The contract value of a project represents the amount that we expect to receive under the terms of the contract if the contract is performed in accordance with its terms. The Company and portion of the Company backlog amounted to Baht 40,552 million and Baht 42,347 million as of December 31, 2008 and December 31, 2009, respectively. We may not realize the contract value of our projects or the revenue we expect to receive from our backlog or, if we realize revenue, it may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog, which would reduce, potentially to material extent, the revenue, cash flows and operating profit we actually receive from the contracts we include in backlog. If a customer cancels a project, we may be reimbursed for certain costs, but we typically would have no contractual right to the total revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our business, financial condition, results of operations, prospects and returns of investors.

9. Our inability to obtain bonds and other financing could limit the number of projects we are able to pursue.

It is customary in the construction industry, and we are typically required, to provide surety bonds to bid for and to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and other external factors, including the overall financial capacity of the surety companies and banks. Surety companies and banks consider these factors in relation to their risk management policies and underwriting standards, which may change from time to time. During the Asian financial crisis and our reorganization, come providers of surety bonds required us to pledge cash deposits or provide other forms of security with them to secure our contingent obligations under the bonds. The pledges of cash affected our liquidity and working capital resources. Since the completion of our business reorganization, providers of surety bonds have generally not required us to pledge cash deposits. While we have not had an material difficulties in obtaining surety bonds after our business reorganization, we cannot assure you that we will continue to be able to obtain the bonds required for us to operate our business either on a secured or unsecured basis, on commercially reasonable terms or at all, which would materially and adversely affect our business, financial condition results of operations, prospects and returns of investors.

We may also require additional financing to provide needed additional working capital to finance start-up costs of projects (including the purchase of materials and equipment) before we receive payment under a contract. Our ability to arrange for financing will depend, in part, upon factors outside our control, such as a financial institution's lending policy and prevailing market conditions, as well as upon our business, financial condition, results of operations and prospects. Our inability to obtain adequate financing to fund our working capital requirements could adversely affect our ability to perform our obligations under existing contracts and our ability to obtain new contracts, which could have a material adverse effect on our business, financial condition, prospects and returns of investors.

10. We may face intense competition, which could reduce our market share and profits.

The construction business in Thailand and throughout Asia is highly competitive. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. There is increasing competition for construction projects in Thailand and other parts of Asia from both Thai and foreign construction companies, particular from China, Japan and Korea, some of whom have financial and operational resources greater than ours. As a result, we may need to accept lower profit margins or make other concessions in order for us to be able to successfully compete. If we are unable to compete successfully, our relative market share and profits would be reduced, which would materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

11. Our participation in joint ventures exposes us to liability for failures of our joint venture partners.

We sometimes enter into joint venture arrangements with outside partners on a joint and several basis so that we can jointly bid on and execute a particular project when we require specialized experience or technology, when we want to upgrade our bidding eligibility or when we want to reduce our financial or operational risk with respect to such projects. Success on these joint venture projects depends in large part on our ability to operate effectively with our joint venture partners and on whether our joint venture partners perform their contractual obligations. If one of our joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions, we could be required to make additional investments and provide additional services to make up for our partner's shortfall. In addition, if the owner of a project is entitled to damages or penalties under a joint venture contract for any reason, we could be required to bear our joint ventures' shares of the damages or penalties if our joint venture partner fails to pay its share. Furthermore, if we are unable to adequately address our partner's performance issues, the project owner may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project, which cold materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

12. We have significant contingent liabilities that could materialize, which, if they materialize, could materially and adversely affect our business, financial condition, results of operations and prospects.

We have significant contingent liabilities that could arise under the terms of our business reorganization plan, under the surety bonds that we procure for our construction projects and under the terms of our guarantees of our subsidiaries and under the terms of certain of our construction projects.

Business Reorganization Plan.

We may be obligated to make principal and interest payments on the restructured debt that we sold as part of our business reorganization plan. Under the terms of our business reorganization plan. We transferred our non-core assets with a value agreed between us and our creditors of Baht 4,000.0 million to a special purpose company owned by our creditors, in return for the special purpose company assuming and agreeing to pay the remaining outstanding principal amount of our debt totaling Baht 3,604.4 million.

The special purpose company is required to sell the non-core assets by June 30, 2007 and use the proceeds to repay the outstanding principal amounts under the assumed debt. If all of non-core assets have not been sold by June 30, 2007, the total outstanding principal amount of the assumed debt will become immediately due and payable on July 1, 2007. If all of the non-core assets have been sold by June 30, 2007, but not all of the outstanding principal amount of the assumed debt has been repaid, the total outstanding principal amount of the assumed debt will become due and payable in five equal installments every six months beginning June 30, 2008 and ending June 30, 2010, together with accrued interest at Minimum Lending Rate announced by Bangkok Bank Plc., Siam Commercial Bank Plc., minus 3% per annum, on the outstanding principal amount of the assumed debt on each such date. In either case, the terms of our business reorganization plan require us to lend to the special purpose company an amount equal to the outstanding principal amount of the assumed debt outstanding, together with the accrued interest (if applicable), on the relevant payment due dates so that the special purpose company is able to make the required payments. If we make the loan to the special purpose company, we will be required to establish a reserve in relation to the loan amount because the special purpose company does not have any operations of its own, and the collectability of the loan receivable would be remoted. The outstanding principal amount of the assumed debt was Baht 306 million as of December 31, 2009,

Surety Bonds and Guarantees.

Our contingent liabilities under surety bonds amounted to Baht 28,799 million Baht 24,951 million as of December 31, 2008, and December 31, 2009, respectively, and our contingent liabilities under guarantees that we issued to financial institution to secure credit facilities granted by those financial institutions to our subsidiaries, associated companies and joint ventures amounted to Baht 8,670 million and Baht 8,160 million as of December 31, 2008 and December 31, 2009, respectively. A call on some of these bonds by a project owner would result in the financial institutions providing the bonds claiming the amounts paid under the bonds from us. In addition, a claim on some of these guarantees by a financial institution could subject us to liabilities under the guarantees. These factors may adversely affect our liquidity, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

13. We may need to establish additional provisions for doubtful receivables and recognize additional losses on the diminution in value of our investments.

Historically, we incurred significant amounts of trade receivables from related and non-related parties and loan receivables from related parties. In addition, we also had significant amounts of investments in related and other parties. In 2001, we established provisions for doubtful accounts of Baht 1,329.2 million and recognized a loss on the diminution in value of our investments of Baht 1,437.7 million.

We had net current accounts receivable- retention amounting to Baht 11,158 million and Baht 10,499 million as of December 31, 2008 and December 31, 2009, respectively.

In addition, future non-payments of our trade and loan receivables and a diminution in the value of our investments may result in our having to establish provisions equal to the amount of such non-payment or the amount of such diminution in the future, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

14. Our construction projects outside Thailand exposes us to political and economic risks in those countries.

We are seeking to increase the portion of our business that we undertake in countries outside Thailand. Our work outside of Thailand accounted for 41.3% and 40.8% of our construction revenues in 2008 and the 2009, respectively and 17.8% and 28.3% of the Company and portion of the Company backlog as of December 31, 2008 and 2009, respectively including projects in Cambodia, India, Laos, Myanmar, the Philippines, Indonesia, Vietnam, United Arab Emirates and Taiwan. We also expect to bid for, and be awarded, new construction contracts in these and other countries.

The political, economic and security situations in some of these countries has been unstable from time to time in the past, and the governments of some of these countries have occasionally intervened in the economies, and made significant changes in policies, of these countries. An example of an act of intervention is an imposition of currency controls by a country in which we have a project, which could affect our ability to repatriate our earnings arising from the project out of that country. Any future political instability or economic slowdown or recession in these countries could affect our existing contracts and/or result in slower growth in the number and size of larger infrastructure and construction projects, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors. As our construction service business increases in these countries in these countries. Our exposure to the political, economic and security risks in these countries will also increase.

15. We are dependent upon the availability and cost of materials, labor and sub-contractors.

Materials used in our construction projects typically represent approximately 30% to 40% of our total project costs. These materials are global commodities, and their availability and prices depend on local and global market conditions. If there is a shortage of these materials, particularly cement and steel, we may find it difficult to obtain the amounts of these materials that we require at a price which we believe is commercially acceptable or at all, which may materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

Our ability to control labor costs and to manage large infrastructure projects is dependent upon our ability to attract and retain qualified engineers, architects and technicians with sufficient experience in the engineering, design and construction of such projects. We have employed, and we expect to continue to employ, sub-contractors to perform some of our construction activities. For a description of the circumstances under which we employ subcontractors to provide services. We and our sub-contractors are dependent upon the availability of workers, particularly when the level of activity in the construction industry is high. If there is a shortage of trained engineers, architects, technicians and other workers in Thailand, we may have difficulty hiring adequate numbers of skilled personnel and other workers, directly or through sub-contractors, in the future. We also cannot assure you that the costs of retaining or employing skilled personnel or other workers will not exceed our estimates, which may materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

Italian-Thai Development Public Company Limited, Subsidiary Companies, Associated Companies & Joint Ventures

Sales Structure	2009		2008		2007	
	(Baht) Million	%	(Baht) Million	%	(Baht) Million	%
1. Large-scale Building Construction	8,000.61	**17.86**	8,789.82	19.04	16,211.62	35.52
2. Industrial Plants and Facilities	492.89	**1.10**	2,164.50	4.69	2,627.70	1.15
3. Pipelines and Tank Farms	2,853.81	**6.37**	2,344.94	5.08	2,182.04	3.39
4. Highways, Railways, Bridges and Expressway Systems	10,500.14	**23.46**	11,515.66	24.95	7,935.33	10.68
5. Airports, Jetties, Deep-sea Ports and Marine Works	**6,164.10**	**13.76**	4,182.93	9.06	3,308.99	20.68
6. Multi-purpose Hydro-electric Dams, Tunnels and Power Plants	**4,115.94**	**9.19**	5,829.29	12.63	6,296.76	13.74
7. Steel Structures	**9.66**	**0.02**	64.61	0.14	335.79	0.61
8. Telecommunications	**685.09**	**0.86**	652.14	1.41	299.81	0.13
9. Mining	**2,735.30**	**6.10**	2,316.46	5.02	1,214.84	4.95
10. Miscellaneous	**7,084.45**	**15.81**	7,139.10	15.47	7,070.16	15.29
11. Others	**2,464.37**	**5.50**	1,157.72	2.51	1,306.38	3.07
Total Sales	**44,806.35**	**100.00**	46,157.17	100.00	48,789.38	100.00
Sale Growth (Decline)	**(2.93%)**		(5.40%)		14.50%	
Related Party Transactions from Construction	**1,646.28**		1,257.98		715.83	
Related Party Transactions from miscellaneous	**1,012.80**		886.95		1,144.66	
Others	**691.80**		313.39		417.27	
Total net after provisions	**41,455.48**		43,698.85		46,511.62	
Growth (Decline)	**(5.13%)**		(6.05%)		14.96%	

Subsidiary Companies, Associated Companies & Joint Ventures

Lines of Construction and Public Utilities Work including Supported Lines of Construction

Company Name (Unit : Thousand Baht)	% of Holding	2009		2008		2007	
		Sales	%	Sales	%	Sales	%
Subsidiary Companies							
1. Myanmar ITD Co., Ltd.	99.99	-	-	-	-	-	-
2. Italian-Thai International Co., Ltd	99.99	**156,026**	**0.72**	244,960	1.07	170,920	0.85
3. PT Thailindo Bara Pratama Co., Ltd.	99.99	**997,075**	**4.62**	279,829	1.23	15,460	0.08
4. Bhaka Bhumi Development Co., Ltd.	99.99	**445,988**	**2.07**	254,933	1.12	146,718	0.73
5. Thai Pride Cement Co., Ltd.	99.99	**1,141,329**	**5.29**	1,382,789	6.06	1,279,255	6.37
6. Sin Rae Muangthai Co., Ltd	99.99	**16,294**	**0.08**	12,649	0.05	2,605	0.01
7. Italian-Thai Land Co., Ltd.	99.99	-	-	-	-	393	0.00
8. Italian-Thai Power Co., Ltd.	99.99	**10**	-	524	0.00	57	0.00
9. Saraburi Construction Technology Co., Ltd.	99.99	**40,368**	**0.19**	28,547	0.13	2,273	0.01
10. Nha Pralan Crushing Plant Co., Ltd.	99.91	**25,890**	**0.12**	44,161	0.19	22,081	0.11
11. Siam Concrete & Brick Products Co., Ltd.	99.70	**138,698**	**0.64**	218,637	0.96	376,415	1.87
12. ITD-Madagascar S.A.	99.70	**32**	-	-	-	-	-
13. Italthai Marine Co., Ltd	86.96	**1,330,012**	**6.16**	993,562	4.36	999,928	4.98
14. ITD Cementation India Limited	80.48	**10,631,082**	**49.24**	10,363,627	45.63	7,848,567	39.09
15. Italthai-Trevi Co., Ltd.	86.56	**406,066**	**1.88**	587,721	2.58	618,901	3.08
16. Asian Steel Product Co., Ltd.	69.90	**97,445**	**0.45**	256,190	1.12	275,909	1.37
17. Thai Maruken Co., Ltd.	50.96	**302,966**	**1.40**	325,846	1.43	444,551	2.21

Company Name (Unit : Thousand Baht)	% of Holding	2009		2008		2007	
		Sales	**%**	Sales	%	Sales	%
Joint Ventures							
1. ITD-VIS Joint Venture	65.00	**35,074**	**0.16**	11,746	0.05	4,257	0.02
2. ITAC Joint Venture	60.00	**1,085**	**0.00**	8	0.00	110	0.00
3. Italian-Thai Skanska Lundby Joint Venture	60.00	**126**	**0.00**	5	0.00	32	0.00
4. ITD - NCC Joint Venture (NT-2))	60.00	**246,481**	**1.14**	1,391,605	6.10	2,839,691	14.14
5. ITD-Nawarat LLC	60.00	**4,174**	**0.02**	121,224	0.53	408,573	2.03
6. ITD – ITD Cem (Consortium) Joint Venture	60.00	**1,460,439**	**6.77**	106,136	0.47	-	-
7. Italian-Thai-EGC Joint Venture	55.00	**1,107,686**	**5.13**	1,567,173	6.87	1,701,958	8.48
8. ITD NCC Joint Venture	51.00	**2,969**	**0.01**	5,859	0.03	28,834	0.14
9. IN Joint Venture	51.00	**42,453**	**0.20**	138,278	0.61	165,380	0.82
10. ITD-ITD Cem Joint Venture	51.00	**2,029,065**	**9.40**	2,209,709	9.69	515,877	2.57
11. ITD NSC Joint Venture	50.50	**-**	**-**	1	0.00	18	0.00
12. ITD SQ Joint Venture	50.00	**650,578**	**3.01**	75,575	0.33	-	-
13. ITO Joint Venture	40.00	**20,524**	**0.10**	15,030	0.07	43,553	0.22
14. Shimizu - ITD Joint Venture	40.00	**-**	**-**	-	-	383	0.00
15. IOT Joint Venture	40.00	**435**	**0.00**	4,663	0.02	414,416	2.06
16. ION Joint Venture	39.00	**3**	**0.00**	418	0.00	2,004	0.01
17. IDS Joint Venture	35.00	**25**	**0.00**	864	0.00	974	0.00
18. I.C.C.T Joint Venture	25.00	**8**	**0.00**	55	0.00	74	0.00
19. NWR, ITD, CNT & AS Joint Venture	25.00	**-**	**-**	-	-	4	0.00
20. Joint Venture Evergreen - Italian - Thai - PEWC	20.00	**5**	**0.00**	122	0.00	14	0.00
21. ITD Cementation Joint Venture	20.00	**177,593**	**0.82**	179,036	0.79	158,873	0.79
Associated Companies							
1. Italian-Thai Gypsum Co., Ltd.	50.00	**-**	**-**	-	-	-	-
2. ATO Asia Turnouts Co., Ltd.	49.00	**81,544**	**0.38**	103,406	0.45	15,320	0.08
3. Siam Pacific Holding Co., Ltd.	46.69	**-**	**-**	-	-	-	-
4. Sino Lao Aluminum Corporation Co., Ltd.	34.00	**2**	**-**	-	-	-	-
5. Asia Steel Corporation	30.00	**-**	**-**	-	-	-	-
6. Anamarine Construction SDN.BHD	25.00	**-**	**-**	-	-	-	-
7. MCRP Construction Co., Ltd.	24.00	**-**	**-**	-	-	-	-
8. MCRP Holding Corporation Co., Ltd.	24.00	**-**	**-**	-	-	-	-

Investment in Other Lines (Real Estate Development and Consumer Products)

Company Name (Unit : Thousand Baht)	% of Holding	2009		2008		2007	
		Sales	**%**	Sales	%	Sales	%
Subsidiary Companies							
1. Asia Logistics Development Co., Ltd.	99.93	**19**	**0.00**	9	0.00	-	-
2. Asia Industrial and Port Corporation Co., Ltd.	99.93	**19**	**0.00**	9	0.00	-	-
Associated Companies							
1. Praram 9 Square Hotel Co., Ltd.	20.00	**-**	**-**	-	-	-	0.00
		21,589,588	**100.00**	22,809,541	100.00	20,080,320	100.00

As of 31st December 2009,

ITD's investment in Related Companies, in excess of 10% of the paid-up capital, is reported below :

Lines of business cover construction, public utilities and support trades

Company Name (Unit : Thousand Baht, unless otherwise stated)	Head Office	Tel.	Fax. /E-mail	Nature of Business	Paid-up Capital Amount	Paid-up Capital %	% of Holding
Subsidiary Companies							
1. Italian-Thai International Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Holding Company and ship charter hire	100,000 300,000	100 75	99.99
2. Myanmar ITD Co., Ltd.	Myanmar	(951) 525-970	(951) 525-970	Service Agent for ITD	1,483	100	99.99
3. PT Thailindo Bara Pratama Co., Ltd.	Indonesia	001-628-522-3158	001-625-4177-1166	Coal digestion services	25,250 (Million IDR)	100	99.99
4. Bhaka Bhumi Development Co., Ltd.	Bangkok	0-2716-1600 ext 5057	0-2716-1464	Construction and real estate	100 4,975	100 25	99.99
5. Thai Pride Cement Co., Ltd.	Bangkok	0-2716-0750	0-2716-0750	Manufacture and distribution of cement	1,300,000	100	99.99
6. Sin Rae Muangthai Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Mining business	1,000 3,499,000	100 100	99.99
7. Italian-Thai Land Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	10,000	100	99.99
8. Italian-Thai Power Co., Ltd.	Bangkok	0-2716-1160-4	0-2716-1169	Production and distribution of electricity	100,000	100	99.99
9. Saraburi Construction Technology Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Manufacture,distribution and installation of concrete panels	250	25	99.93
10. Nha Pralan Crushing Plant Co., Ltd.	Saraburi	0-3635 1155	0-3635 1155	Rock quarrying, processing and distribution	1,000	100	99.91
11. Siam Concrete & Brick Products Co., Ltd.	Patumthani	0-2501-2281-2	0-2501-2280	Manufacture and distribution of concrete products for real estate	84,000	100	99.70
12. ITD-Madagascar S.A Co., Ltd.	Madagascar	(261) 20-22-019-61	(261) 20-22-019-60	Mining business	20 (Million Ariary)	100	99.70
13. Italthai Marine Co., Ltd.	Samutprakarn	0-2387-1056	0-2387 -1056	Production and sale of vessels and equipment	460,000	100	86.96
14. Italthai-Trevi Co., Ltd.	Bangkok	0-2716-1600 ext 6076	0-2716-1600 ext 6076	Foundation and piling work services	55,000 25,000	100 100	86.56
15. Palit Palang Ngan Co.,Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	1,000	100	74.93
16. Asian Steel Product Co., Ltd.	Rayong	038-606024	038-606114	Manufacture and distribution of steel pipes for civil construction	20,000	50	69.90
17. ITD Cementation India Ltd.	India	001-91-226-768-0600	001-91-226-768-0841	Construction services in India	115 (Million INR)	100	69.57
18. Palang Thai Kaowna Co., Ltd	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	1,000	100	99.94
19. Khunka Palang Thai Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	1,000	100	66.86
20. Thai Maruken Co., Ltd.	Bangkok	0-2231-2226-9	0-2231-2230	Leasing/selling of sheet piles and beams	20,000	100	50.96
Joint Ventures							
1. ITD-VIS Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Track Doubling Contractor	-	-	65.00
2. ITD-NAWARAT L.L.C	United Arab Emirates	001-97-143-383-200	001-97-143-387-311	Construction services in United Arab Emirates	300 (Thousand AED)	100	60.00
3. ITAC Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Design , installation and laying of telephone lines	-	-	60.00
4. Italian-Thai Skanska Lundby Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Design and construction of tunnels and underground power lines	-	-	60.00
5. ITD NCC Joint Venture (NT-2)	Laos	0-2716-1600 ext 4201	0-2716-1418	Construction of Nam Theun 2 Hydropower Project in Laos	-	-	60.00
6. ITD - ITD Cem Consortium Joint Venture	India	001-91-332-511-2866	001-91-332-511-2866	Construction of an airport terminal in India	-	-	60.00

Company Name Unit : Thousand Baht, unless otherwise stated	Head Office	Tel.	Fax. /E-mail	Nature of Business	Paid-up Capital		% of Holding
					Amount	%	
7. ITD-EGC Joint venture	Taiwan	0-2716-1600 ext 4201	0-2716-1418	Construction of underground electrical train station in Taiwan	-	-	55.00
8. ITD NCC Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Construction of electrical work on Terminal Building of Suvarnabhumi Airport	-	-	51.00
9. IN Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Construction of water drainage tunnel	-	-	51.00
10. ITD-ITD CEM Joint Venture	India	001-91-226-768-0600	001-91-226-768-0841	Construction services in India	-	-	51.00
11. ITD - SQ Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Contractor for the overburden and lignite removal services at Mae Moh Mine	-	-	50.00
12. ITO Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Construction of Suvarnabhumi Airport Terminal Building and Concourse Building	-	-	40.00
13. IOT Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Airfield Pavement Construction for Suvarnabhumi Airport	-	-	40.00
14. ION Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Contractor for a Mass Rapid Transit Project in Bangkok	-	-	39.00
15. IDS Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Contractor for Construction of Electrical Work on Terminal Building of Suvarnabhumi Airport	-	-	35.00
16. I.C.C.T. Joint Venture	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Construction for Ground Improvement of Suvarnabhumi Airport	-	-	25.00
17. Joint Venture Evergreen - Italian - Thai -PEWC	Taiwan	001-886-22788-2966	001-886-22788-5053	Construction services in Taiwan	-	-	25.00
18. QINA Contracting (L.L.C.)	United Arab Emirates	971-4-3289822	971-4-3289821	Construction services in United Arab Emirates	3 (Million AED)	100	24.00
19. ITD Cemindia Joint Venture	India	001-91-226-768-0600	001-91-226-768-0841	Construction services in India	-	-	20.00
Associated Companies							
1. Italian-Thai Gypsum Co., Ltd.	Bangkok	0-2245-0244	0-2642-5123	Construction in Saudi Arabia	10,500	25	50.00
2. ATO Asia Turnouts Co., Ltd.	Bangkok	0-3636-5311-20	0-3636-5311-20	Production and distribution of turnouts for railway projects	5,000	100	49.00
3. Siam Pacific Holding Co., Ltd.	Bangkok	0-2745-6118	0-2745-6118	Holding company	58,625	100	46.69
4. Sino Lao Aluminum Corporation Limited	Laos	001-85-620-680-8288	prayotec@hotmail.com	Bauxite mine business	12 (Million USD)	60	34.00
5. Asia Steel Corporation	Philippines	001-632-788-0770	001-632-788-0141	Manufacture, import and export of steel in the Philippines	-	-	30.00
6. Anamarine Construction SDN.BHD	Malaysia	0-2716-1600 ext 4500	Prasart@itd.co.th	Construction contractor in Malaysia	65 (Thousand RM)	25	25.00
7. MCRP Construction Corporation Co., Ltd.	Philippines	001-632-788-0770	001-632-788-0141	Construction contractor in the Philippines	25 (Million Peso)	25	24.00
8. MCRP Holding Corporation Co., Ltd.	Philippines	001-632-788-0770	001-632-788-0141	Holding company in the Philippines	5 (Million Peso)	100	24.00
Other Companies							
1. Bangkok Steel Wire Co., Ltd.	Bangkok	0-2716-1600 ext 5808	0-2716-1418	Production and distribution of P.C. Wire and P.C. Strand	313,000	100	19.98
2. Toyo-Thai Corporation Plc.	Bangkok	0-2260-8505	0-2260-8505	Construction contractor	160,000	100	16.25
3. Thai Contractors Assets Co., Ltd.	Bangkok	0-2319-1031	0-2319-1031	Real estate development	250,000	50	15.00
4. Nam Theun 2 Power Co., Ltd.	Laos	0-2716-1600 ext 4200	0-2716-1418	Hydroelectric power plant operator	350 (Million USD)	28	15.00
5. Thai Rent All Co., Ltd.	Bangkok	0-2740-2680-7	0-2740-2688	Construction machinery rental	25,000	100	15.00
6. Charoong Thai Wire and Cable Plc.	Bangkok	0-2745-6118	0-2745-6118	Manufacture and distribution of enamel coated wire and cable	1,999,288	100	12.90

Investment in other lines of business (real estate development and consumer products)

Company Name Unit : Thousand Baht	Head Office	Tel.	Fax. /E-mail	Nature of Business	Paid-up Capital		% of Holding
					Amount	%	
1. Asia Logistics Development Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	1,000	100	99.93
2. Asia Industrial and Port Corporation Co., Ltd.	Bangkok	0-2716-1600 ext 4201	0-2716-1418	Not yet operational	1,000	100	99.93
Associated Companies							
1. Praram 9 Square Co., Ltd.	Bangkok	0-2246-2323	0-2246-2323	Developer of shopping center and commercial areas, etc.	800,000	80	20.00
Other Companies							
1. Imperial Technology Management Services Plc.	Bangkok	0-2651-4105	0-2651-4105	Initiation and establishment of Asian University of Science and Technology	887,350	100	19.83
2. M-Home SPV 3 Co., Ltd.	Bangkok	0-2677-3000	0-2677-3200	Real estate development	100	100	11.54

The summarizing report of the transactions having the size exceeding 0.03% but not exceeding 3% of NTA
As of December 31, 2009

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2009	Details of Transactions	Necessity and Reasonableness of Connected Transactions
1. Siam Steel Syndicate Co., Ltd. (Steel Bar Production)	- A connected company - The Company held a total of 1.15% of the total outstanding shares of Siam Steel Syndicate Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta and Mr. Yuthachai Charanachitta) and related persons of the Directors held a total of 15.43% of the total outstanding shares of Siam Steel Syndicate Co., Ltd.	- Revenue from office rental, common area services and utilities, and sale of billet, scrap-iron and construction services - Account receivable - Cost of materials - Account payable	Baht 82.66 million Baht 6.20 million Baht 48.30 million Baht 59.14 million	- Siam Steel Syndicate Co., Ltd paid for office rental, common area services and utilities for an amount of Baht 275,000 per month and sale of billet, scrap-iron and construction services with 30-60 days of credit term. - The Company purchased steel bar for construction projects with 60-90 days of credit term.	- The transactions are based on market pricing and on arm's length basis. - Utility charges are actual cost pricing. - The transactions are based on cost plus margin pricing and on arm's length basis. - Normal business transaction. - The transaction is based on approximate market pricing and on arm's length basis.
2. Italthai Industrial Co., Ltd. (Machines & Parts Trading)	- A connected company - The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the Directors held a total of 7.35% of the total outstanding shares of Italthai Industrial Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Italthai Industrial Co., Ltd.	- Revenue from Water Tank installation and repairing of machinery - Cost of machines and parts expenses, Back Hoe rental, maintenance expenses, and other services expenses. - Account payable	Baht 15.56 million Baht 104.91 million Baht 67.87 million	- The Company installed Water Tank and repaired machinery for Italthai Industrial Co., Ltd. with 30-60 days of credit term. - The Company purchased machines and parts and maintenance services from Italthai Industrial Co., Ltd. with 30-60 days of credit term.	- The transactions are based on cost plus margin pricing and on arm's length basis. - Normal business transaction. - Spare part, machines, Back Hoe rental and services are based on market pricing and on arm's length basis.
3. Auo Siam Marine Co., Ltd. (Oil Operation)	- A connected company - The Director of the Company (Mr. Premchai Karnasuta) held a total of 80% of the registered capital of Auo Siam Marine Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is a Director of Auo Siam Marine Co., Ltd.	- Revenue from services, office rental, common services charge and utility charge - Account receivable	Baht 4.18 million Baht 129.36 million	- The Company performed the worker services, marine rental and equipment rental. - Auo Siam Marine Co., Ltd. hired the office space from the Company which included common services and utilities amount to Baht 142,200 per month. The rental contracts is 3 years and the contract terminates on Nov 14, 2011. The credit term is 30-60 days.	- Normal business transaction. - The transaction is based on arm's length basis. - Occasional transactions depend on the orders of Auo Siam Marine Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2009	Details of Transactions	Necessity and Reasonableness of Connected Transactions
4. Italthai Engineering Co., Ltd. (Construction and Installation of Gas and Air Conditioning Systems)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, and Mr. Yuthachai Charanachitta) held a total of 0.55% of the total outstanding shares of Italthai Engineering Co., Ltd. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Italthai Engineering Co., Ltd.	- Cost of the services - Account payable - Advance receivable	Baht 911.50 million Baht 292.27 million Baht 16.25 million	- The Company performed the worker services and utilities supply with 30-60 days of credit term. - The Company employed Italthai Engineering Co., Ltd. to install mechanical and electrical systems of a building and the construction of a jetty. The credit term is 30-60 days.	- Normal business transaction. - The transaction is based on arm's length basis. - Occasional transactions depend on the orders of Italthai Engineering Co., Ltd. - Normal business transaction. - The transaction is based on approximate market pricing and on arm's length basis.
5. Sakdisin Prasith Co., Ltd. (Real Estate)	- A connected company - The Directors and the management of the Company (Mrs. Nijaporn Charanachitta, Mr. Yuthachai Caharanachitta and Mrs. Pienghathai Pongsuwan) held a total of 40% of the total outstanding shares of Sakdisin Prasith Co., Ltd. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Sakdisin Prasith Co., Ltd.	- Revenue from construction services	Baht 3.92 million	- The Company provided retainning wall construction services at Huahin with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Sakdisin Prasith Co., Ltd.
6. Charoong Thai Wire & Cable Plc. (Wire & Cable Manufacturer and Supplier)	- A connected company - The Company held a total of 12.90% of the total outstanding shares of Charoong Thai Wire & Cable Plc. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) are the Directors of Charoong Thai Wire & Cable Plc.	- Cost of the construction materials - Account payable	Baht 81.63 million Baht 51.94 million	- The Company bought wire and cable for construction projects from Charoong Thai Wire & Cable Plc. with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on market pricing and on arm's length basis.
7. Auo -Po Grand Marina Co., Ltd. (Hotel and Resort)	- A connected company - The Director of the Company (Mr. Premchai Karnasuta) held 1 share of Auo -Po Grand Marina Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is the Director of Auo -Po Grand Marina Co., Ltd	- Revenue from construction services - Account receivable	Baht 53.91 million Baht 84.79 million	- The Company provided jetty construction services at Auo-Po, Phuket Province with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Auo -Po Grand Marina Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2009	Details of Transactions	Necessity and Reasonableness of Connected Transactions
8. Asia Pacific Potash Corporation Co., Ltd. (Potash Mining)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit and Dr. Krisorn Jitthornthum) are the Directors of Asia Pacific Potash Corporation Co., Ltd.	- Account receivable - Revenue from services, office rental	Baht 22.34 million Baht 4.04 million	- The Company has advanced payment for the potash mining project. - The Company provided consultant services in potash mining. - The Company has received office rental charge including a common service charge and utility charge with total value of Baht 230,400. The rental contract is 3 years starting on July 1, 2006 with 30-60 days of credit term.	- The Company has advanced payment for its subsidiary to develop the potash mining project. - The office rental and common service charge are based on market pricing and on arm's length basis. - The utility charge is actual cost pricing.
The transaction with a subsidiary - Sin Rea Muang Thai Co., Ltd.		- Loan - Revenue from interest	Baht 265.52 million Baht 16.29 million	- Asia Pacific Potash Corporation Co., Ltd. was financially supported by Sin Rae Muang Thai Co., Ltd. with MLR+ 0.5%	- Loan for Financial Support by its subsidiary.
9. Nawarat Patanakarn Plc. (Contractor)	- A connected company - The Company held 4.05% of the outstanding shares of Nawarat Patanakarn Plc.	- Revenue from materials - Account receivable	Baht 20.95 million Baht 12.56 million	- The Company provided the construction materials with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on market pricing and on arm's length basis. - Occasional transactions depend on the orders from Nawarat Patanakarn Plc.
		- Account payable - Cost of Services	Baht 75.14 million Baht 3.82 million	- The Company provided the dredger and barge rental - Nawarat Patanakarn Plc. provided the steel fabrication services and road construction with 30-60 days of credit term.	- Normal Business transaction. - The transaction is based on market pricing and on arm's length basis.
10. Medical Device Manufacturer (Thailand) Co., Ltd. (Medical Device Manufacturer and Supplier)	- A connected company - The Company held 6.95% of the outstanding shares of Medical Device Manufacturer (Thailand) Co., Ltd.	- Retention receivable (The Company has set up a full provision for these doubtful debts.)	Baht 4.74 million	- The Company constructed the medical devices factory with the contract value of Baht 94.89 million and the construction period was from November 20, 2003 to October 5, 2004. - The Company received the construction service charge except the retention payment for an amount of Baht 4.74 million. - The Company has made the provision for this doubtful debts. (for all over 12 months debts.)	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders from Medical Device Manufacturer (Thailand) Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2009	Details of Transactions	Necessity and Reasonableness of Connected Transactions
11. Toyo-Thai Corporation Plc. (Contractor)	- A connected company - The Company held a total of 16.25% of the total outstanding shares of Toyo-Thai Corporation Plc. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta Mr. Yuthachai Charanachitta and Mr. Peeti Karnasuta) held a total of 3.07% of the total outstanding shares of Toyo-Thai Corporation Plc. and they are the Directors of this company. - The Director of the Company (Mrs. Nijaporn Charanachitta) is a director of Toyo-Thai Corporation Plc.	- Revenue from construction services - Account receivable - Retention receivable	Baht 138.07 million Baht 9.42 million Baht 27.87 million	- The Company provided the civil construction services in PTT PE Ethane Cracker Project in Rayong with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Toyo-Thai Corporation Plc.
12. Thai Rent All Co., Ltd. (Construction Equipment Rental)	- A connected company - The Company held a total of 15% of the total outstanding shares of Thai Rent All Co., Ltd. - The Directors of the Company, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta each held 1 share of Thai Rent All Co., Ltd. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Premchai Karnasuta) are the Directors of Thai Rent All Co., Ltd	- Cost of services - Account payable	Baht 48.96 million Baht 30.15 million	- Thai Rent All Co., Ltd. provided the equipment rental with 60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis.
13. Thai Nippon Steel Engineering and Construction Corporation Co., Ltd.	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta) held a total of 5.99% of the total outstanding shares of Thai Nippon Steel Engineering and Construction Corporation Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta and Mr. Pathai Chakornbundit) are the Directors of Thai Nippon Steel Engineering and Construction Corporation Co., Ltd.	- Revenue from construction services - Account receivable - Advance receivable	Baht 81.31 million Baht 8.61 million Baht 3.62 million	- The Company provided the construction services of BPK Yard Development III (Bangpakong Industrial Plant Phase III) with 45 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Thai Nippon Steel Engineering and Construction Corporation Co., Ltd.
14. Sarithorn Co., Ltd. (Real Estate)	- A Subsidiary of Bhakabhumi Development Co., Ltd. (a Subsidiary of the Company)	- Loan from Directors	Baht 146.88 million	- Sarithorn was financially supported by the Directors, the amount of Baht 17.31 million was charged with MLR interest rate.	- Financial Support to a connected company which is unable to be financed by other resources.
15. Siam Fiber Optics Co., Ltd. (Fiber Optics Manufacturer and Supplier)	- A connected company - The Director, Mr. Premchai Karnasuta is the Director of Siam Fiber Optics Co., Ltd. - The Company held a total of 10% of the total outstanding shares of Siam Fiber Optics Co., Ltd.	- Cost of materials - Account Payable	Baht 9.26 million Baht 4.20 million	- The Company bought materials (Optical Fiber Cable) for construction projects with 60 days of credit term.	- Normal Business transaction. - The transaction is based on arm's length basis.

Interest Income

The Company's interest income in 2009 was Baht 246 million, an increase of Baht 113 million from 2008, or by approximately 85.25% partially from the accrued interest income from a project owner and the interest income from the promissory notes.

Gain (Loss) on Exchange Rate

In 2009, the Company's gain on exchange was Baht 385 million, an increase of Baht 680 million from 2008, or by approximately 231.01%, of which loss on exchange was Baht 294 million in the same period of previous year, mainly due to the Baht appreciation and caused the unrealized gain on exchange rate from the convertible bonds and the mark-to-market of derivative contract for the exchange rate exposure of a subsidiary and foreign debt of our subsidiaries.

Gain on convertible debentures buyback and cancellation

The Company's gain on convertible debentures buyback and cancellation was Baht 503 million according to Italian-Thai Development (BVI) Company Limited, one of our Group Entities, which repurchased a portion of the convertible bonds amounting to US$37,700,000 in an aggregate principal amount of the convertible bonds representing 25.13% of the outstanding principal amount of the convertible bonds.

Other Income

The Company's other revenues in 2009 were Baht 608 million, an increase of Baht 16 million from 2008, or by approximately 2.78%.

Administrative Expenses

In 2009, the Company's administrative expenses were Baht 2,130 million, an increase of Baht 334 million from 2008, or by approximately 18.62% partially from the increase of administrative expenses of the newly formed joint ventures commencement in construction business such as the Kolkata airport terminal project and the Mae Moh mining phase 7 project.

Provision for Doubtful Accounts

In 2009, the Company set up a provision for doubtful accounts of net Baht 194 million, an increase of Baht 37 million from 2008, or by approximately 16.16%. The main allowance for doubtful account was from the joint venture operating in the United Arab Emirates Baht 116.35 million.

Loss on Sale of Capital Assets

The Company had a loss on sale of capital assets Baht 512 million in 2009 which mainly from the loss on sale of capital assets from the completed construction projects in India.

Gain (Loss) on Disposal of Investment

The Company had a loss on disposal of investment Baht 113 million in 2009 which mainly from the loss on disposal of investment in real estate business in the Philippines.

Interest Income Baht 246 million in 2009 increased 85.25% y-o-y

Interest Income (MB)


300
200
100
0
133
246
2008
2009

Gain (loss) on exchange Baht 385 million in 2009 increased 231.01% y-o-y

Gain (Loss) on Exchange (MB)


600
300
0
-300
-294
385
2008
2009

Other income Baht 608 million in 2009 increased 2.78% y-o-y

Other Income (MB)


700
350
0
591
608
2008
2009

Administrative expenses Baht 2,130 million in 2009 increased 18.62% y-o-y

Administrative Expenses (MB)


3,000
1,500
0
1,796
2,130
2008
2009

Provision for doubtful account Baht 194 million in 2009 increased 16.16% y-o-y

Allowance for Doubtful Account (MB)


300
150
0
232
194
2008
2009

Share of losses from investments accounted for by equity method Baht 96 million in 2009 loss increased 8,962.52% y-o-y

Share of Profit (Loss) from Investments Accounted (MB)


100
0
-100
-1
-96
2008
2009

Financial expenses Baht 2,065 million in 2009 increased 18.45% y-o-y

Financial Expenses (MB)

3,000
2,000
1,000
0
1,744
2,065
2008
2009

Income tax Baht 199 million in 2009 increased 89.20% y-o-y

Income Tax (MB)


200
100
0
105
199
2008
2009

Net loss attributable to the Company's shareholders Baht 1,774 million in 2009 loss decreased 33.20% y-o-y

Net Income attributable to the Company's shareholders (MB)


1,000
0
-1,000
-2,000
-3,000
2008
2009
-2,656
-1,774

Loss on Write off Cash Advance for Project

The Company had a loss on write off cash advance for project Baht 254 million in 2009 from a project in Cambodia due to the said project being impacted by the uncertainty of the international politics.

Share of Losses from Investments Accounted for by Equity Method

The Company had a loss of Baht 96 million in 2009 from investments accounted for by equity method, an increased loss of Baht 95 million from the same period of previous year or by approximately 8,962.52%. The main reason was from the loss of Bangkok Steel Wire Co., Ltd.

Financial Expenses

The Company's financial expenses were Baht 2,065 million in 2009, an increase of Baht 322 million from 2008, or by approximately 18.45%. The main reason was the interest expenses from the affiliates and joint ventures according to their working capital in new construction projects.

Income Tax

Income tax was Baht 199 million in 2009, an increase of Baht 94 million from 2008, or by approximately 89.20% from the subsidiaries and joint ventures of the Company, such as ITD Cementation India Ltd. Baht 75 million, ITD-ITD Cem JV (BC-24) Baht 53 million, ITD-ITD Cem JV (KAP) Baht 43 million and Bhaka Bhumi Development Co., Ltd Baht 19 million.

Net Loss Attributable to the Company's shareholders

As a result of the foregoing, the net loss attributable to the Company's shareholders was Baht 1,774 million in 2009, a decreased loss of Baht 882 million from 2008, or by approximately 33.20.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2009	Details of Transactions	Necessity and Reasonableness of Connected Transactions
16. Suwarnabhumi Entertainment Co., Ltd. (Entertainment Business)	- A connected company - The Director, Mr. Peeti Karnasuta is a Director of Suwarnabhumi Entertainment Co., Ltd.	- Account Receivable	Baht 57.80 million	- The Company provided the interior decoration services for the entertainment complex at Suvarnabhumi Airport. The contract value is Baht 57.80 million.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Suwarnabhumi Entertainment Co., Ltd.
17. Amari Estate Co., Ltd. (Real Estate)	- A connected Company - The Director of the Company, Mr. Yuthachai Charanachitta held 1 share of Amari Estate Co., Ltd. - The Director, Mr. Yuthachai Charanachitta is a Director of Amari Estate Co., Ltd.	- Revenue from construction services - Account Receivable - Advance Receivable	Baht 93.95 million Baht 21.66 million Baht 11.41 million	- The Company provided the construction services of Amari Hotel Resident with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Amari Estate Co., Ltd.
The transaction with a subsidiary - Italthai Trevi Co., Ltd.		- Revenue from construction services	Baht 6.45 million	- The Company provided the piling work services for Amari Hotel Resident with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Amari Estate Co., Ltd.
18. Amari Huahin Co., Ltd. (Hotel and Resort)	- A connected Company - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) each held 1 share of Amari Huahin Co., Ltd. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Amari Huahin Co., Ltd.	- Revenue from construction services	Baht 25.75 million	- The Company provided the construction services of retaining wall and earth works with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Amari Huahin Co., Ltd.
19. NWR-SBCC Joint Venture	- A connected Company (Saraburi Coal Co., Ltd. held 50% of NWR-SBCC Joint Venture) - The Directors of the Company (Mr. Premchai Karnauta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Saraburi Coal Co., Ltd. since July 21, 2008	- Revenue from equipment services - Consultant - Revenue from construction services - Account Receivable	Baht 226.68 million Baht 25.00 million Baht 38.74 million Baht 158.67 million	- The Company provided to repair machinery and move the equipment services of Mae Moh Project with 30-60 days of credit term.	- Normal business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of NWR-SBCC Joint Venture

Remark: The Audit Committee considered the necessity and appropriateness of the connected transactions, listed 1-19 above, which were normal business transactions and were arranged with the price and terms based on market pricing and an arm's length term relationship.

(Pol. Lt. Chatrachai Bunya-Ananta)
Audit Committee Chairman
March 22, 2010

Results of Operations

1. Overview

ITD is considered to be the largest civil engineering and construction firm on the Stock Exchange of Thailand as measured by total revenues of construction companies listed on the Stock Exchange of Thailand (SET). The Company's market share of the total construction industry revenues was 41.41% and 40.61% for 2009 and 2008 respectively. In 2009, the total revenue of the Company was Baht 41,455 million which mainly was the revenue from construction services, and the total expenses was Baht 43,229 million, resulting in net loss attributable to the Company's shareholders in the amount of Baht 1,774 million.

As at December 31, 2009 the Company's backlog was Baht 42,328 million, compared to Baht 40,552 million in December 31, 2008, of which over 84.05% comprised public sector infrastructure development and 71.71% comprised work in Thailand. In addition to the Company's backlog at December 31, 2009, as at March 11, 2010 the Company has signed new contracts valued at Baht 902 million and has been awarded, but has yet to sign, contracts for a further Baht 4,595 million. The Company's current backlog, therefore, has an accumulated value of Baht 47,825 million.

Market share 41.41% in 2009


Market Share
100%
75%
50%
25%
0%
40.34
41.41
2008
2009
ITD
Others

Backlog Baht 42,328 million as of 2009, public sector 84.05% and in Thailand 71.71%

2. Previous Year Operations Results

Revenues from Construction Work, Sale and Services

Revenues from construction work, sale and services were Baht 39,683 million in 2009, a decrease of Baht 3,217 million from 2008, or by approximately 7.50% due to the decrease in construction revenues from completed and nearly completed projects, such as the Bangkok Government Complex project, the Aua Arthorn Housing Turnkey 3 project, ITD-NCC Joint Venture (NT2), the Mae Moh Mining phase 5 project, the Central Festival Pattaya Beach project.

Revenues from construction work, sale and services Baht 39,683 million in 2009, decreased 7.50% y-o-y


Revenues from Construction, Sale and Services (MB)
50,000
25,000
0
42,900
39,683
2008
2009

Costs of Construction Work, Sale and Service

The costs of construction work, sale and service were Baht 37,534 million in 2009, a decrease of Baht 4,566 million from 2008, or by approximately 10.84%, relevant to the decrease of the revenues from construction work, sale and service such as the Bangkok Government Complex project, ITD-NCC Joint Venture (NT2) and the Aua Arthorn Housing Turnkey 3 project.

Costs of construction work, sale and service Baht 37,534 million in 2009 decreased 10.84% y-o-y


Cost of Construction, Sale and Service (MB)
45,000
30,000
15,000
0
42,100
37,534
2008
2009

In 2009, the Company's gross profit was Baht 2,149 million, an increase when compared to 2008 which the gross profit was Baht 800 million, whereas the Company's gross profit margin in 2009 was 5.41% higher than 2008 which the gross profit margin was 1.86%.

Gross Profit Baht 2,149 million and Gross Profit Margin 5.41% in 2009


[LHS] Gross Profit (MB) and [RHS] GPM (%)
3,000
1,500
0
10.0%
5.0%
0.0%
800
2,149
2008
2009
Gross Profit
Gross Profit Margin

Auditors' Remuneration

Auditors' Remuneration

The annual remuneration of the external Auditor for the year ended December 31, 2009.

1. Audit Fee

The Company or its subsidiaries paid an annual audit fee to :

- The external auditor, amounting to 10,324,200 Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm the amount of nil Baht.

2. Non-audit Fee

In 2009, the Company paid a non-audit fee for other services to :

- An audit for specific objection to : nil
- The external auditor, amounting to 226,000 Baht, and must pay in the future for incomplete service the amount of nil Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm the amount of nil Baht and must pay in the future for incomplete service the amount of nil Baht.

Dividend Policy

The Board of Directors' policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in the amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

Subsidiary Companies	Dividend Policy
1. Myanmar ITD Co., Ltd.	- None -
2. PT Thailindo Bara Pratama Co., Ltd.	- None -
3. ITD Cementation India Ltd.	- None -
4. Italian-Thai International Co., Ltd.	- None -
5. Bhaka Bhumi Development Co., Ltd.	- None -
6. Thai Pride Cement Co., Ltd.	- None -
7. Sin Rae Muang Thai Co., Ltd.	- None -
8. Nha Pralarn Crushing Plant Co., Ltd.	- None -
9. Siam Concrete and Brick Products Co., Ltd.	- None -
10. ITD-Madagascar S.A Co.,Ltd.	- None -
11. Italthai Marine Co., Ltd.	- None -
12. Italthai Trevi Co., Ltd.	- Not less than 20% of net earnings from the Company as announced, provided there will be no effect on its performance
13. Asian Steel Product Co., Ltd.	- Not less than 30% of net earnings for the year.
14. Thai Maruken Co., Ltd.	- Not less than 30% of net earnings before taxes.
15. Italian-Thai Land Co., Ltd.	- None -
16. Khunka Palangthai Thai Co., Ltd	- None -
17. Palit Palangngan Co., Ltd	- None -
18. Palangthai Kaona Co., Ltd.	- None -
19. Italian-Thai Power Co., Ltd.	- None -
20. Saraburi Construction Technology Co., Ltd.	- None -
21. Asia Logistics Development Co., Ltd.	- None -
22. Asia Industrial and Port Corporation Co., Ltd.	- None -

Joint Venture	Dividend Policy
1. ITD-NCC Joint Venture (NT-2)	- None -
2. ITD-EGC Joint Venture	- None -
3. ITD-NAWARAT LLC Joint Venture	- None -
4. ITD-ITD Cem Joint Venture	- None -
5. ITD-VIS Joint Venture	- None -
7. ITAC Joint Venture	- None -
6. ITD-NSC Joint Venture	- Dividend paid as 3 equal installments in the year following declaration of net profit (after tax and repayment of partner advances).
7. Italian-Thai Skanska Lundby Joint Venture	- None -
8. ITD-NCC Joint Venture	- None -
9. IN Joint Venture	- None -
10. ITD-ITD CEM Joint Venture	- None -
11. ITD - SQ Joint Venture	- None -

Financial Statement

1. Total Assets

The Company's total assets were Baht 53,982 million in 2009, an increase of Baht 3,248 million from 2008, or by approximately 5.67%, due to the following factors.

Current Assets

Current assets were Baht 30,983 million in 2009, a decrease of Baht 2,748 million from 2008, or by approximately 8.15%, mainly because of the buy back of the convertible bonds amount to US$37,700,000, the decrease of the inventories and work in progress, the retentions receivable and the earned revenues not yet billed.

Property, Plant and Equipment

In 2009, the Company had property, plant and equipment of Baht 14,694 million, a decrease of Baht 819 million from 2008, or by approximately 5.28% , because the Company's plant and equipment increased higher than the depreciation per year in 2009. The mainly purchased equipment were the equipment of subsidiaries and joint ventures for mining and the mainly sold equipment were from the completed construction projects in India.

Total assets Baht 53,982 million at the year ended 2009 decreased 5.67% y-o-y


Total Assets (MB)
60,000
30,000
0
57,230
53,982
2008
2009

Current assets Baht 30,983 million at the year ended 2009 decreased 8.15% y-o-y


Current Assets (MB)
40,000
20,000
0
33,730
30,983
2008
2009

Property, plant and equipment Baht 14,694 million at the year ended 2009 decreased 5.28% y-o-y


Property, Plant and Equipment (MB)
20,000
10,000
0
15,514
14,694
2008
2009

2. Liquidity

Summary of Cash Flow Statement

(Unit : Thousand Baht)	2007	2008	**2009**
Net cash provided by (used in) operating activities	752,378	(388,001)	**2,227,472**
Net cash used in investing activities	(2,111,667)	(3,197,280)	**(2,292,105)**
Net cash provided from (used in) financing activities	517,900	5,833,747	**(1,669,728)**
Translation adjustment on foreign currency financial statement	93,279	(805,119)	**69,171**
Cash and cash equivalents at end of year	2,564,162	4,007,509	**2,342,319**

As shown in the table above, in 2009 cash flow provided by operating activities was at Baht 2,227 million because the decrease of operating assets such as inventories and work in progress, retentions receivable, and the increase of operating liabilities such as accrued expenses.

In 2009, cash flow used in investing activities amounted to Baht 2,292 million mainly from the purchased equipment of subsidiaries and joint ventures for mining and the Company increased investment in Nam Theun 2 Power Co., Ltd. under its investment's conditions.

The Company had financed from the hire purchases and financial institutions.

The Company's liquidity was gradually decreased as shown in Current Ratio at year ended 2009 about 1.07 times, decreased from 2008 about 0.05 times, and Quick Ratio about 0.42 times, decreased from 2008 about 0.05 , times according to the decreases in current portion of advances from customers under construction contracts, the decreases in trade accounts payable as well as the buy back of convertible bonds.

3. Cost of Investment

The Company intends to invest in other business related to construction services i.e. manufacturing and providing construction materials, real estate development, power business, mine business and logistic business.

4. Financial Resources

4.1) Short-term Debt : The Company's short-term debt consists of

- general working capital ; and
- project specific loans in Thailand and Internationally.

It was the Company's practice to advance funds to its joint ventures for working capital. The Company's short-term debt was incurred at the parent Company level and Branch levels in other countries.

At December 31, 2009 and 2008 the Company, on a consolidated basis, had Baht 9,144 million and Baht 7,353 million, respectively, outstanding in bank overdrafts and loans from financial institutions. On a stand-alone basis, the Company's corresponding amounts were Baht 4,527 million and Baht 3,042 million, respectively. This kind of project tied debt will normally be repaid as the projects progress, with full repayment being achieved at project completion.

4.2) Long-term Debt : The Company's long-term debt consists of

- long-term foreign loans for equipment purchases, project finance and working capital ; and
- long-term Thai Baht loans for purchasing equipment and project financing and working capital.

The Company has used long-term loans for supporting the Company's long term projects. As of December 31, 2009 and 2008 the Company had outstanding long-term loans of Baht 14,224 million and Baht 15,447 million respectively.

4.3) Guarantees

As at December 31, 2009 and 2008, there were outstanding guarantees of approximately Baht 24,951 million and Baht 28,799 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries and its joint ventures in respect of certain performance bonds required in the normal course of business of the Company, subsidiaries and its joint ventures.

As at December 31, 2009 and 2008, there were guarantees of approximately Baht 8,160 million and Baht 8,670 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and ventures to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding, except for Italthai Trevi Co., Ltd. Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd., Asian Steel Product Co., Ltd. and ITD Cementation India Limited., for which the Company issued full guarantees for the credit facilities. Such guarantees were necessary for regular operation of the Company, its subsidiaries and its joint ventures.

Auditors' Report and Financial Statements of

Italian-thai Development Public Company Limited and Subsidiaries and Joint Ventures

For the Years Ended 31 December 2009

The Board of Director's Report on their Responsibilities for Financial Reports for the year 2009

The Financial Statements for Italian-Thai Development Public Company Limited and its subsidiaries have been prepared in accordance with the policy of the Board of Directors which requires the compliance with generally accepted accounting principles and careful book-keeping to reflect the accurate performance of the Company.

The Financial Statements provide for the significant disclosure of additional substantial information as shown in the notes attached to the Financial Statements, as well as explanations and analysis for the benefit of the shareholders and general investors.

The Company's Board of Directors recognizes the importance of the Financial Statements by auditing the input financial data. In this regard, the Board of Directors has appointed the Audit Committee comprising independent and non-executive members of the Board to oversee the quality of financial reports. Their opinion is shown in the Report of Audit Committee included in this Annual Report.

Based on the management structure and internal audit system as mentioned above, as well as the Audit Report produced by the certified public auditor, the Board of Directors is convinced that the Financial Statements for the Company and its subsidiaries as at 31st December 2009 reasonably represent an accurate statement of the financial status, business performance and cash flow of the Company in accordance with generally accepted accounting principles.

(Mr. Premchai Karnasuta)
President

(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President



Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T + 66 2 205 8222
F + 66 2 654 3339
www.grantthornton.co.th

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets as at 31 December 2009 and 2008 of Italian-Thai Development Public Company Limited and subsidiaries and joint ventures, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. I have also audited of the separate balance sheets as at 31 December 2009 and 2008 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. I did not audit the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with combined total assets as at 31 December 2009 and 2008 of Baht 16,745 million and Baht 16,516 million, respectively, in the consolidated balance sheets, and combined total revenues of those entities for the years ended 31 December 2009 and 2008 of Baht 16,639 million and Baht 16,926 million, respectively, in the consolidated statements of income. Such combined total assets and revenues as included in the consolidated financial statements were audited by other auditors whose reports have been furnished to me. My opinion, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth, fifth, sixth and seventh paragraphs, I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors as discussed in the first paragraph, provide a reasonable basis for my opinion.

The consolidated financial statements as at 31 December 2009 and 2008 include earned revenues not yet billed of a Joint Venture, proportionate to the Company of Baht 659.25 million and Baht 710.41 million, respectively, which represents the recognized revenues for work done to one local customer (government enterprise) but have not been certified, beyond the normal period of certification, to accept the work. This was explained by management as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the full collection by filing the claim for payment to the arbitrator and believe that there will be no indemnification for this part.

Based on the report of other auditors of an overseas subsidiary company, trade accounts receivable as at 31 December 2009 and 2008 include variation order claims of Baht 361.81 million and Baht 302.61 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 160.81 million and Baht 117.22 million, respectively. However, as at 31 December 2009 and 2008, the amount Baht 33.30 million and Baht 117.22 million, respectively, has still been disputed by the customer. Trade accounts receivable of such subsidiary company as at 31 December 2009 and 2008 also include Baht 242.84 million and Baht 244.87 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.

Based on the report of other auditors of an overseas subsidiary company, trade accounts receivable as at 31 December 2009 includes amount of appropriately Baht 87.91 million of a foreign subsidiary's customer that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. The subsidiary believe that the amount can be collected in full and has not set up provision for this.

The consolidated financial statements for the year ended 31 December 2009 include investments in associated companies accounted for under the equity method of Baht 318.65 million and the share of loss of Baht 95.52 million in the statements of income for the year ended 31 December 2009. Those financial statements are based on financial information complied by the management of such associated companies which have not been audited by auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believes that there will not be significant variances from the audited financial statements of those associated companies.

Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 31 December 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

Based on my audits and the reports of other auditors, except for the effects on the consolidated financial statements for the years ended 31 December 2009 and 2008, which may occur and cannot presently be determined, of the matters discussed in the third and fourth paragraphs which depends on the future judicial process in the future and except for the effects on the consolidated financial statements for the year ended 31 December 2009, of the matters discussed in the fifth and sixth paragraphs, and depends on the future judicial process in the future of the matter discussed in the seventh paragraph, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position as at 31 December 2009 and 2008 and the consolidated results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited and subsidiaries, and joint venture, and the separate financial position as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited, in conformity with generally accepted accounts principles.

Without modifying my above opinion, I draw attention to the following:

1) As discussed in Note 41 to the financial statements, at the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification. On 10 September 2009, the Joint Venture received the certificate of completion and satisfaction of the work inspection committee of the employer to relieve all its obligations on the construction of the runways and taxiways at Suvarnabhumi Airport from Government Enterprise.

2) As discussed in Note 14 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Nevertheless, Minister of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
2 March 2010

BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
AS AT 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2009	2008	**2009**	2008
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	6	**2,342,319**	4,007,509	**1,043,880**	2,585,064
Fixed deposits		**25,373**	39,707	**24,221**	39,690
Restricted deposits with banks	7	**328,994**	507,290	**255,380**	469,053
Short - term investment		**483**	479	**-**	-
Current portion of promissory notes receivable	8	**751,882**	300,000	**751,882**	300,000
Trade accounts receivable - unrelated parties - net	9	**8,222,479**	8,484,719	**2,894,254**	3,536,845
Trade accounts receivable - related parties - net	10	**1,281,004**	1,129,006	**1,692,241**	1,391,432
Short-term loans and advances to subsidiaries and related parties - net	11	**90,108**	96,728	**1,950,107**	1,440,875
Earned revenues not yet billed		**9,985,610**	10,501,685	**5,390,300**	5,145,546
Retentions receivable due within one year		**995,469**	1,544,563	**857,990**	1,105,656
Inventories and work in progress - net	12	**3,361,100**	4,254,802	**1,095,848**	1,508,080
Income tax withheld at sources		**1,975,191**	1,242,651	**939,661**	523,574
Refundable value added tax		**386,264**	372,564	**39,535**	45,574
Advances for purchases of machine and construction materials		**497,181**	681,971	**73,680**	18,833
Advances for sub-contractors		**447,068**	370,864	**303,700**	293,590
Other current assets		**292,035**	195,713	**94,637**	69,956
Total Current Assets		**30,982,560**	33,730,251	**17,407,316**	18,473,768
NON - CURRENT ASSETS					
Promissory notes receivable - net	8	**-**	636,590	**-**	636,590
Retentions receivable due after one year		**209,754**	80,553	**-**	-
Investments in subsidiaries, associated companies, and joint ventures - net	13.1	**339,329**	370,599	**8,096,907**	8,012,644
Other long - term investments - net	13.2	**2,729,852**	1,576,335	**2,711,702**	1,563,159
Investment in potash mining project	14	**3,236,149**	3,236,149	**-**	-
Long - term loans and advances to subsidiaries and related parties - net	15	**389,825**	362,384	**1,290,562**	1,266,234
Loan and advances to unrelated parties - net	16	**88,610**	342,304	**88,610**	88,610
Land held for sale and development - net	17	**490,939**	558,220	**-**	-
Property, plant and equipment - net	18	**14,694,099**	15,513,511	**8,323,790**	9,971,897
Deferred charges		**1,179**	7,616	**-**	-
Goodwill	19	**500,086**	500,086	**-**	-
Other non - current assets		**320,036**	315,362	**73,872**	107,623
Total Non - Current Assets		**22,999,858**	23,499,709	**20,585,443**	21,646,757
TOTAL ASSETS		**53,982,418**	57,229,960	**37,992,759**	40,120,525

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
AS AT 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2009	2008	**2009**	2008
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	20	**9,144,057**	7,353,305	**4,527,011**	3,042,164
Current portion of liabilities under trust receipts		**435,818**	267,923	**50,597**	148,210
Trade accounts payable - unrelated parties		**6,161,720**	7,870,720	**3,787,166**	4,780,923
Receipts in excess of contracts work in progress		**238,189**	191,725	**238,189**	191,725
Trade accounts payable - related parties	21	**1,693,112**	1,678,456	**1,384,544**	1,540,355
Short-term loans and advances from related parties	22	**65,833**	133,630	**122,700**	2,054
Current portion of advances from customers under construction contracts		**3,170,366**	4,919,323	**1,346,213**	1,407,440
Current portion of hire purchases payable	23	**314,910**	421,629	**147,163**	337,195
Current portion of long - term notes payable		**751,882**	300,000	**751,882**	300,000
Current portion of long - term loans	24	**1,048,181**	2,282,580	**600,001**	1,546,760
Current portion of debentures	25	**1,996,423**	705,837	**1,996,423**	705,837
Income tax payable		**16,348**	30,931	**-**	-
Value added tax payable		**146,208**	118,870	**143,628**	60,208
Accrued expenses		**1,808,731**	1,199,822	**275,772**	345,091
Reserve for project expenses		**-**	4,900	**37,413**	4,900
Allowance for liabilities of special purpose vehicles	37.1	**306,411**	612,822	**306,411**	612,822
Advance received for land purchase		**6,506**	12,555	**-**	-
Accounts payable for purchase of investments - related parties		**62,484**	62,484	**56,809**	56,809
Retentions payable		**445,582**	502,348	**299,362**	341,791
Loans from directors	27	**146,876**	161,743	**-**	-
Other current liabilities		**1,038,357**	1,072,479	**145,907**	289,466
Total Current Liabilities		**28,997,994**	29,904,082	**16,217,191**	15,713,750
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		**100**	2,055	**100**	2,055
Advances from customers under construction contracts - net		**1,405,900**	817,440	**510,605**	205,046
Hire - purchases payable - net	23	**782,593**	573,455	**95,532**	223,843
Long - term notes payable - net		**-**	636,590	**-**	636,590
Long - term loans - net	24	**1,904,306**	4,700,493	**1,211,004**	3,835,638
Debentures - net	25	**4,930,537**	1,991,515	**4,930,537**	1,991,515
Convertible debentures - net	26	**3,593,042**	4,830,231	**3,593,042**	4,830,231
Accrued interest on convertible debentures	26	**213,543**	102,320	**213,543**	102,320
Allowance for liabilities of special purpose vehicles - net	37.1	**-**	306,411	**-**	306,411
Allowance for losses on construction projects	28	**490,774**	639,964	**474,493**	628,176
Other non - current liabilities		**182,914**	30,718	**66,696**	78,335
Total Non - Current Liabilities		**13,503,709**	14,631,192	**11,095,552**	12,840,160
TOTAL LIABILITIES		**42,501,703**	44,535,274	**27,312,743**	28,553,910

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
AS AT 31 DECEMBER 2009 AND 2008

		CONSOLIDATED F/S		SEPARATE F/S	
(Unit : Thousand Baht)	Notes	**2009**	2008	**2009**	2008
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered - 4,921,678,180 shares		**4,921,678**	4,921,678	**4,921,678**	4,921,678
Issued and fully paid - up - 4,193,678,180 shares		**4,193,678**	4,193,678	**4,193,678**	4,193,678
Share premium		**5,515,363**	5,515,363	**5,515,363**	5,515,363
Unrealised gain (loss) on changes in value of investments		**220,433**	(263,782)	**222,685**	(130,918)
Translation adjustments for foreign currency financial statements		**(497,543)**	(609,057)	**(224,170)**	(252,381)
Surplus on dilution of investment in subsidiary company		**149,586**	149,586	**-**	-
Retained earnings					
Appropriated - statutory reserve	33	**427,373**	427,373	**419,368**	419,368
Unappropriated		**639,794**	2,413,907	**553,092**	1,821,505
Equity attributable to the Company's shareholders		**10,648,684**	11,827,068	**10,680,016**	11,566,615
Minority interests - Equity attributable to minority shareholders of subsidiaries		**832,031**	867,618	**-**	-
Total Shareholders' Equity		**11,480,715**	12,694,686	**10,680,016**	11,566,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**53,982,418**	57,229,960	**37,992,759**	40,120,525

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF INCOME

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

		CONSOLIDATED F/S		SEPARATE F/S	
(Unit : Thousand Baht)	Notes	**2009**	2008	**2009**	2008
REVENUES	27, 39				
Revenues from construction work		**38,222,679**	41,070,299	**21,627,323**	24,644,379
Revenues from sales and services		**1,460,228**	1,829,612	**-**	-
Total revenues		**39,682,907**	42,899,911	**21,627,323**	24,644,379
COSTS	27, 35				
Costs of construction work		**36,274,643**	40,362,996	**21,018,481**	23,580,132
Costs of sales and services		**1,259,735**	1,428,786	**-**	-
Provision for loss on construction work		**-**	308,332	**114,037**	469,686
Total costs		**37,534,378**	42,100,114	**21,132,518**	24,049,818
Gross income	39	**2,148,529**	799,797	**494,805**	594,561
Dividend and shares of profits from the joint ventures		**29,624**	74,591	**105,300**	79,901
Interest income		**246,207**	132,905	**210,007**	133,437
Gain (loss) on exchange rate		**385,459**	(294,219)	**47,635**	(24,200)
Gain on early redemption of convertible debentures and cancellation		**503,383**	-	**503,383**	-
Other income	27, 34	**607,904**	591,438	**865,446**	476,096
Income before expenses		**3,921,106**	1,304,512	**2,226,576**	1,259,795
Selling expenses	35	**(27,756)**	(15,049)	**-**	-
Administrative expenses	35	**(2,130,133)**	(1,795,736)	**(808,970)**	(862,912)
Executive remunerations	35	**(59,327)**	(62,134)	**(59,327)**	(62,134)
Provision for doubtful accounts		**(194,284)**	(231,743)	**(268,371)**	(91,314)
Loss on sale of capital assets		**(512,308)**	-	**(512,308)**	-
Loss on devalue of investments		**(16,502)**	-	**(17,184)**	(385)
Gain (loss) on disposal of investment		**(112,700)**	-	**15,267**	-
Loss on write off cash advance for project	16	**(253,564)**	-	**-**	-
Provision for project loss on related parties		**-**	-	**(560,589)**	(1,466,343)
Provision for impairment and others		**(48,259)**	(27,670)	**(25,924)**	(27,670)
Total expenses		**(3,354,833)**	(2,132,332)	**(2,237,406)**	(2,510,758)
Income (loss) from operations		**566,273**	(827,820)	**(10,830)**	(1,250,963)
Share of losses from investments accounted for by equity method		**(95,519)**	(1,054)	**-**	-
Income (loss) before financial expenses and income tax		**470,754**	(828,874)	**(10,830)**	(1,250,963)
Financial expenses		**(2,065,436)**	(1,743,775)	**(1,257,583)**	(1,199,092)
Loss before income tax		**(1,594,682)**	(2,572,649)	**(1,268,413)**	(2,450,055)
Income tax	29	**(198,529)**	(104,928)	**-**	-
NET LOSS		**(1,793,211)**	(2,677,577)	**(1,268,413)**	(2,450,055)
Net loss attributable to :					
The Company's shareholders		**(1,774,113)**	(2,655,931)	**(1,268,413)**	(2,450,055)
Minority interests in subsidiaries		**(19,098)**	(21,646)	**-**	-
		(1,793,211)	(2,677,577)	**(1,268,413)**	(2,450,055)
BASIC EARNINGS PER SHARE					
Net loss (Baht per share)		**(0.42)**	(0.63)	**(0.30)**	(0.58)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		**4,193,678**	4,193,678	**4,193,678**	4,193,678

The accompanying notes form an integral part of the financial statements.



STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)	Note	Equity attributable to the Company's shareholders								Minority interests	Total
		Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Surplus on dilution of investment in subsidiary company	Retained earnings		Total Equity attributable to the Company's shareholders		
							Statutory reserve	Unappropriated			
CONSOLIDATED F/S											
Balance - as at 1 January 2008		4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,352,990	15,767,194	1,050,141	16,817,335
Negative goodwill written off		-	-	-	-	-	-	10,036	10,036	-	10,036
Unrealised loss on changes in value of investments		-	-	(339,145)	-	-	-	-	(339,145)	-	(339,145)
Translation adjustment for foreign currency financial statements		-	-	-	(661,898)	-	-	-	(661,898)	(143,221)	(805,119)
Income (expenses) recognized in shareholders' equity - net		-	-	(339,145)	(661,898)	-	-	10,036	(991,007)	(143,221)	(1,134,228)
Net loss for the year		-	-	-	-	-	-	(2,655,931)	(2,655,931)	-	(2,655,931)
Total expenses recognized during the year		-	-	(339,145)	(661,898)	-	-	(2,645,895)	(3,646,938)	(143,221)	(3,790,159)
Dividend payment	30	-	-	-	-	-	-	(293,188)	(293,188)	-	(293,188)
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(17,656)	(17,656)
Decrease in minority interests in subsidiaries during the year		-	-	-	-	-	-	-	-	(21,646)	(21,646)
Balance - as at 31 December 2008		4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Balance - as at 1 January 2009		4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised gain on changes in value of investments		-	-	484,215	-	-	-	-	484,215	-	484,215
Translation adjustment for foreign currency financial statements		-	-	-	111,514	-	-	-	111,514	(9,295)	102,219
Income (expenses) recognized in shareholders' equity - net		-	-	484,215	111,514	-	-	-	595,729	(9,295)	586,434
Net loss for the year		-	-	-	-	-	-	(1,774,113)	(1,774,113)	-	(1,774,113)
Total income (expenses) recognized during the year		-	-	484,215	111,514	-	-	(1,774,113)	(1,178,384)	(9,295)	(1,187,679)
Dividend paid from subsidiary		-	-	-	-	-	-	-	-	(7,194)	(7,194)
Decrease in minority interests in subsidiaries during the year		-	-	-	-	-	-	-	-	(19,098)	(19,098)
Balance - as at 31 December 2009		4,193,678	5,515,363	220,433	(497,543)	149,586	427,373	639,794	10,648,684	832,031	11,480,715


The accompanying notes form an integral part of the financial statements.



STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Unit : Thousand Baht)	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment for foreign currency financial statements	Retained earnings		Total
						Statutory reserve	Unappropriated	
SEPARATE F/S								
Balance - as at 1 January 2008		4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891
Unrealised loss on changes in value of investments		-	-	(354,995)	-	-	-	(354,995)
Translation adjustment for foreign currency financial statements		-	-	-	(285,038)	-	-	(285,038)
Expenses recognized in shareholders' equity		-	-	(354,995)	(285,038)	-	-	(640,033)
Net loss for the year		-	-	-	-	-	(2,450,055)	(2,450,055)
Dividend payment	30	-	-	-	-	-	(293,188)	(293,188)
Balance - as at 31 December 2008		4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Balance - as at 1 January 2009		4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised gain on changes in value of investments		-	-	353,603	-	-	-	353,603
Translation adjustment for foreign currency financial statements		-	-	-	28,211	-	-	28,211
Income recognized in shareholders' equity		-	-	353,603	28,211	-	-	381,814
Net loss for the year		-	-	-	-	-	(1,268,413)	(1,268,413)
Balance - as at 31 December 2009		4,193,678	5,515,363	222,685	(224,170)	419,368	553,092	10,680,016

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

	CONSOLIDATED F/S		SEPARATE F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Cash flows from operating activities				
Loss before taxation	**(1,594,682)**	(2,572,649)	**(1,268,413)**	(2,450,055)
Adjustments to reconcile loss before taxation to net cash provided from (used in) operating activities :-				
Depreciation and amortisation	**2,466,198**	2,166,838	**1,348,520**	1,351,643
Unrealised loss (gain) on exchange rate	**(48,963)**	298,884	**(28,135)**	93,153
Gain on early redemption of convertible debentures and cancellation	**(503,383)**	-	**(503,383)**	-
Dividend and shares of profit from the joint ventures	**(29,627)**	(74,591)	**(105,303)**	(79,901)
Provision for doubtful accounts	**194,284**	231,743	**268,371**	91,314
Provision for obsolete inventories	**2,152**	-	**-**	-
Loss on sale of capital assets	**512,308**	-	**512,308**	-
Loss on devalue of investment	**16,502**	-	**17,184**	385
Gain (loss) on disposal of investment	**112,700**	-	**(15,267)**	-
Loss on write off cash advance for project	**253,564**	-	**-**	-
Share of loss from investments accounted for by equity method	**95,519**	1,054	**-**	-
Provision for loss on construction project	**-**	308,332	**114,037**	469,686
Provision for project loss on related parties	**-**	-	**560,589**	1,466,343
Provision for impairment and contingent liabilities	**48,259**	27,670	**25,924**	27,670
Interest expense and financial expenses	**2,065,436**	1,743,775	**1,257,583**	1,199,092
Net income from operating activities before changes in operating assets and liabilities	**3,590,267**	2,131,056	**2,184,015**	2,169,330
Decrease (increase) in operating assets :-				
Trade accounts receivable - unrelated parties	**272,099**	(3,003,454)	**811,069**	(864,054)
Trade accounts receivable - related parties	**(170,124)**	110,952	**(619,801)**	(539,260)
Loans and advances to subsidiaries and related parties	**(58,564)**	(132,550)	**(1,145,523)**	(551,941)
Earned revenues not yet billed	**366,885**	1,089,373	**(398,437)**	541,494
Retentions receivable	**419,601**	(39,389)	**247,666**	405
Inventories and work in progress	**958,832**	(921,618)	**412,232**	(154,067)
Refundable value added tax	**(13,700)**	(106,172)	**6,039**	20,490
Advances for purchases of machine, construction materials and land awaiting development	**184,790**	(33,293)	**(54,847)**	65,236
Receivables from sale of land	**-**	6,044	**-**	-
Advances to subcontractors	**(76,204)**	50,073	**(10,110)**	(6,668)
Deferred charges	**(215)**	(665)	**-**	-
Other current assets	**(132,477)**	94,003	**(56,116)**	64,575
Decrease (increase) in other assets	**(38,816)**	(61,405)	**21,943**	(61,994)
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	**(1,708,377)**	1,097,496	**(993,757)**	1,036,470
Receipts in excess of contract work in progress	**46,464**	(677,878)	**46,464**	(677,878)
Trade accounts payable - related parties	**34,706**	239,062	**(155,811)**	183,960
Advances from customers under construction contracts	**(1,160,497)**	558,702	**244,332**	(949,583)
Value added tax payable	**27,338**	8,474	**83,420**	(1,972)
Accrued expenses	**608,909**	(419,363)	**(69,319)**	(36,786)
Reserve for project expenses	**(4,900)**	(25,508)	**(4,900)**	(25,508)
Advance received for land purchase	**(6,049)**	(194,332)	**-**	-
Retentions payable	**(56,766)**	(19,567)	**(42,429)**	(27,877)
Other current liabilities	**(61,879)**	482,417	**(111,041)**	43,636
Other liabilities	**152,196**	(410,046)	**(11,639)**	(493,028)
Cash received (paid) from operations	**3,173,519**	(177,588)	**383,450**	(265,020)
Income tax refund	**27,237**	945,711	**-**	878,216
Income tax and withholding tax payments	**(973,284)**	(789,378)	**(416,087)**	(433,185)
Net cash provided from (used in) operating activities	**2,227,472**	(21,255)	**(32,637)**	180,011

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

	CONSOLIDATED F/S		SEPARATE F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Cash flows from investing activities				
Decrease in fixed deposits restricted deposits with banks	**192,630**	491,881	**229,142**	130,320
Decrease (increase) in loans and advances to unrealted parties	**(638,616)**	(885,177)	**(638,746)**	(633,428)
Proceed from disposal of fixed assets	**470,572**	97,808	**292,630**	56,138
Purchases of fixed assets	**(1,497,672)**	(2,542,777)	**(469,643)**	(1,189,371)
Temporary investment	**-**	(12)	**-**	-
Increase in investments in subsidiaries, associated companies and joint ventures	**(52,770)**	(119,830)	**(85,244)**	(162,265)
Cash received from dividend and shares of profit from the joint ventures	**29,624**	74,591	**105,300**	79,901
Increase in other long - term investments	**(870,485)**	(504,876)	**(870,485)**	(538,785)
Proceed from disposal of investment	**74,612**	-	**74,612**	-
Net cash used in investing activities	**(2,292,105)**	(3,388,392)	**(1,362,434)**	(2,257,490)
Cash flows from financing activities				
Interest payment	**(1,869,703)**	(1,679,893)	**(1,122,125)**	(1,045,435)
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	**1,790,752**	2,376,374	**1,484,847**	(453,941)
Increase (decrease) in loans and advances from related parties	**(67,797)**	(316,199)	**120,646**	2,054
Increase (decrease) in long-term loans	**(4,198,610)**	12,651	**(3,739,417)**	214,951
Decrease in hire - purchases payable	**(957,202)**	(119,197)	**(315,194)**	(328,472)
Increase (decrease) in liabilities under trust receipts	**165,940**	(15,314)	**(99,568)**	16,553
Decrease in loans from directors	**(14,867)**	(20,164)	**-**	-
Proceed from issuance of debentures	**4,922,516**	1,990,184	**4,922,516**	1,990,184
Payment for debentures redemption	**(706,700)**	(1,057,100)	**(706,700)**	(1,057,100)
Proceed from issuance of convertible debentures	**-**	4,797,615	**-**	4,797,615
Payment for early redemption of convertible debentures and cancellation	**(726,863)**	-	**(726,863)**	-
Dividend payment	**-**	(293,188)	**-**	(293,188)
Dividend of subsidiary company to minority interests	**(7,194)**	(17,656)	**-**	-
Net cash provided from (used in) financing activities	**(1,669,728)**	5,658,113	**(181,858)**	3,843,221
Translation adjustment for foreign currency financial statements	**69,171**	(805,119)	**35,745**	(285,038)
Net increase (decrease) in cash and cash equivalents	**(1,665,190)**	1,443,347	**(1,541,184)**	1,480,704
Cash and cash equivalents at beginning of year	**4,007,509**	2,564,162	**2,585,064**	1,104,360
Cash and cash equivalents at end of year	**2,342,319**	4,007,509	**1,043,880**	2,585,064
Supplemental cash flows information				
Non cash transactions :-				
Unrealised gain (loss) on changes in value of investments	**484,215**	(254,359)	**353,603**	(254,359)
Transfer of trade receivable - unrelated party, to notes receivable	**-**	(339,145)	**-**	(354,995)
Transfer of land held for sale and development to inventories and work in progress	**(67,281)**	(272,686)	**-**	-
Transfer of loan to related parties to investments in subsidiary companies	**-**	-	**-**	44,000
Purchase of fixed assets under hire - purchase agreements	**1,062,769**	146,035	**-**	-

The accompanying notes form an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED, SUBSIDIARIES AND JOINT VENTURES
31 DECEMBER 2009 AND 2008

1. GENERAL INFORMATION

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the Federation of Accounting Professions Act B.E. 2547 and the regulations promulgated by the Securities Exchange Commission and the Stock Exchange of Thailand concerning the preparation and disclosure of financial information under the Securities Exchange Act B.E. 2535.

The financial statement are officially prepare in accordance with statutory requirement and in Thai language in accordance with accounting standards enermurated under the Accounting Profession Act B.E. 2547. The translation of these financial statements to other language must be based on the Thai version.

The financial statements have been prepared on a historical cost basis except as otherwise disclosed separately.

The Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore, the number of Thai Accounting Standards as used in these financial statements are corresponding to those relevant International Accounting Standards.

During the years 2008 and 2009, the Federation of Accounting Professions has issued announcements re accounting standards, financial reporting standards and accounting treatment guideline and amendments to few accounting standards, which are effective for the accounting periods beginning on or after 1 January 2009, 1 January 2011 and 1 January 2012. The management has assessed the effects of those amended accounting standards, financial reporting standards and accounting treatment guideline and believes that they do not have any significant impact on the financial statements for the period in which they are initially applied.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (proportionately consolidated) as follows :-

Name of Entity	Country of incorporation	Percentage of investment by the Company	
		2009	2008
Overseas subsidiaries			
Myanmar ITD Co., Ltd.	Myanmar	**99.99**	99.99
PT. Thailindo Bara Pratama	Indonesia	**99.99**	99.99
ITD Cementation India Limited	India	**69.57**	69.57
ITD-Madagascar S.A.	Madagascar	**99.70**	-
Local subsidiaries			
Italian-Thai International Co., Ltd.	Thailand	**99.99**	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	**99.99**	99.99
Thai Pride Cement Co., Ltd.	Thailand	**99.99**	99.99
Sin Rae Muang Thai Co., Ltd.	Thailand	**99.99**	99.99
Nha Pralan Crushing Plant Co., Ltd.	Thailand	**99.91**	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	**99.70**	99.70
Italthai Marine Co., Ltd.	Thailand	**86.96**	86.96
Italthai Trevi Co., Ltd.	Thailand	**86.56**	80.45
Asian Steel Product Co., Ltd.	Thailand	**69.90**	69.90
Thai Maruken Co., Ltd.	Thailand	**50.96**	50.96
Italian Thai Land Co., Ltd.	Thailand	**99.99**	99.99
Khunka Palangthai Co., Ltd.	Thailand	**66.86**	61.48
Palit Palangngan Co., Ltd.	Thailand	**74.93**	74.93
Palang Thai Kaowna Co., Ltd.	Thailand	**99.94**	99.94
Italian Thai Power Co., Ltd.	Thailand	**99.99**	99.99
Saraburi Construction Technology Co., Ltd.	Thailand	**99.93**	99.93
Asia Logistics Development Co., Ltd.	Thailand	**99.93**	99.93
Asia Industrial and Port Corporation Co., Ltd.	Thailand	**99.93**	99.93

Name of Entity	Country of incorporation	Percentage of investment by the Company	
		2009	2008
Indirect overseas subsidiaries			
Italian-Thai Development (BVI) Co., Ltd.	British Virgin Islands	**99.99**	99.99
Ayeyarwady Multitrade Co., Ltd.	Myanmar	**99.99**	99.99
ITD Cementation Projects India Limited	India	**99.99**	99.99
Koh Kong Power Light Co., Ltd.	Cambodia	**93.00**	93.00
Indirect local subsidiaries			
Aquathai Co., Ltd.	Thailand	**99.99**	99.99
Sarithorn Co., Ltd.	Thailand	**99.99**	99.99
Southern Industries (1996) Co., Ltd.	Thailand	**99.99**	99.99
Overseas joint ventures (proportionate consolidation):			
ITD – NCC Joint Venture (NT-2)	Laos	**60.00**	60.00
ITD – EGC Joint Venture	Taiwan	**55.00**	55.00
Joint Venture Evergreen – Italian-Thai – PEWC	Taiwan	**25.00**	25.00
Joint Venture between Italian-Thai Development Plc. and ITD Cementation India Limited	India	**20.00**	20.00
ITD-Nawarat (L.L.C)	United Arab Emirates	**60.00**	60.00
ITD-ITDCEM JV	India	**51.00**	51.00
ITD-ITDCEM JV (Consortium)	India	**60.00**	60.00
QINA Contracting (L.L.C)	United Arab Emirates	**24.00**	-
Local joint ventures (proportionate consolidation) :			
ITD – ETF Joint Venture	Thailand	**65.00**	65.00
ITD – NSC Joint Venture	Thailand	**-**	50.50
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Thailand	**60.00**	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	**60.00**	60.00
ITD – NCC Joint Venture	Thailand	**51.00**	51.00
IN Joint Venture	Thailand	**51.00**	51.00
ITO Joint Venture	Thailand	**40.00**	40.00
IOT Joint Venture	Thailand	**40.00**	40.00
ION Joint Venture	Thailand	**39.00**	39.00
IDS Joint Venture	Thailand	**35.00**	35.00
I.C.C.T. Joint Venture	Thailand	**25.00**	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	**-**	25.00
ITD – SQ Joint Venture	Thailand	**50.00**	50.00

3.2 Significant changes during the year 2009 are as follows :

- On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into a Joint Venture agreement under the name of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%. The Company paid for its capital contribution in full on 6 March 2552. The Joint Venture had not yet its operation.
- On 31 August 2009, the Company paid for share capital increase in Italthai Trevi Co., Ltd. (the subsidiary) of Baht 25.00 million. This increases the percentage of shareholding in such subsidiary from 80.45% to 86.56%. The subsidiary uses the additional increase in its capital for working capital.
- On 30 September 2009, the Company invested in a new 99.70% subsidiary company, ITD-MADAGASCAR S.A., to do a mining business, with registered share capital of MGA 20.00 million (Baht 0.35 million equivalent). The capital contribution was 99.70% paid. Such subsidiary started the operation to research the mining.

  The Company management believes that the above investments in Joint Venture and subsidiary companies will add more benefits to the Company in the near future.



3.3 The Company does not include the financial statements of Siam Pacific Holding Company Limited, which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) of its shares are held by the Company and its subsidiary, respectively, because the Company has no control over such companies and such companies are not considered as subsidiary. There is no material effect on the consolidated financial statements for such exclusion.

3.4 The financial statements of the overseas project offices, branches, subsidiaries and joint ventures are translated into Thai Baht with the exchange rates at the balance sheet date for assets and liabilities, and with the monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption "Translation adjustment for foreign currency financial statements" under the shareholders' equity. It should not be construed that foreign financial statements will be realized at those rates.

3.5 Material intercompany with subsidiaries and joint ventures balances and intercompany transactions have been eliminated from the consolidated financial statements, except for intercompany profit which was included in inventories at the end of the year, which has insignificant effect to the consolidated financial statements.

3.6 Minority interests represent the portion of a subsidiary's profit or loss and net assets that is not held by the Company.

3.7 All subsidiaries and joint ventures have a reporting date 31 December and have been prepared with the same accounting policies as for the separate financial statements for the same accounting transactions or accounting events.

3.8 Dilution gains that arise on shares issued by subsidiary and sold to third parties are recognised as surplus on dilution of investment in subsidiary company which is presented in shareholders' equity in consolidated financial statements.

3.9 The Company's financial statements for the years ended 31 December 2009 and 2008 include the audited financial statements of two overseas project offices, three overseas branches (2008 : two oversea branches), two overseas subsidiaries, and six joint ventures with aggregate assets and revenues in Baht equivalent as follows :-

	2009		2008	
(Unit : Million Baht)	**Total assets**	**Total Revenues**	Total assets	Total Revenues
KOLDAM project office	**1,379**	**681**	1,366	830
West Bengal Project office	**533**	**399**	564	247
Italian-Thai Development Public Co., Ltd. – Philippines Branch	**293**	**195**	424	497
Italian-Thai Development Public Co., Ltd. – Taiwan Branch	**721**	**37**	1,419	1,602
Italian-Thai Development Public Co., Ltd – India Branch	**184**	**16**	-	-
ITD Cementation India Co., Ltd.	**9,769**	**10,631**	10,254	10,364
PT. Thailindo Bara Pratama	**2,639**	**997**	754	280
ITD-Cemindia Joint Venture	**151**	**178**	155	179
ITD-ITDCEM JV	**1,129**	**2,029**	1,673	2,210
ITD-ITDCEM JV (Consortium)	**959**	**1,460**	400	106
ITD – EGC Joint Venture	**1,067**	**1,108**	1,298	1,567
Joint Venture Evergreen – Italian-Thai – PEWC	**6**	**-**	7	-
ITD-Nawarat (L.L.C)	**11**	**4**	132	121
Total	**18,841**	**17,735**	18,446	18,003

3.10 The consolidated financial statements for the year ended 31 December 2009 include investments in associated companies for which the Company accounts for by the equity method of Baht 318.65 million and the share of loss of Baht 95.52 million in the statements of income for the year ended 31 December 2009. Those financial statements are based on financial information complied by the management of such associated companies which have not been audited by auditors because the associated companies are not under the control of the Company's management. However, the management of the Company believe that there will not be significant variances from the audited financial statement of those associated companies.

3.11 The consolidated financial statements as at 31 December 2009 and 2008 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures as follows :-

	Consolidated F/S	
(Unit : Thousand Baht)	**2009**	2008
Current assets	**6,730,544**	7,792,376
Non-current assets	**986,882**	971,926
Current liabilities	**6,002,004**	7,150,474
Non-current liabilities	**529,515**	40,731
Revenues	**9,412,210**	8,738,934
Expenses	**9,665,040**	10,004,410

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Revenues recognition

Revenues from construction work

Revenues from construction work are recognized when services have been rendered taking into account the stage of completion. The stage of completion is measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated costs to complete the construction. Provision for the total anticipated loss on construction projects is made in the accounts as soon as the possibility of loss is ascertained.

Revenue from sales

Revenue from sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyers. Sales are represented by the invoiced values, excluding value added tax, of goods supplied after deducting discounts and allowances.

Revenue from services

Revenue from services are recognized when the services have been rendered.

Interest income

Interest income is recognized on time – period on an accrued basis.

Dividend income

Dividend income is recognized when the right to receive the dividends is established.

4.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

4.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. The Company, its subsidiaries and joint ventures provided allowances for doubtful accounts for the estimated losses that may be incurred in collection of receivables. The allowances are generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

4.4 Earned revenues not yet billed/receipt in excess of contract work in progress

The recognized revenues which have not yet been due as per contracts is presented as "Earned revenues not yet billed" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognized as revenue is presented as "Receipt in excess of contract work in progress" in the balance sheet.

4.5 Inventories and work in progress

Inventories and work in progress are valued at the lower of weighted average cost and net realizable value and are charged to production costs whenever consumed. Management review and provide allowance for the obsolete inventories from time to time.

4.6 Investments

a) Investments in available-for-sale securities are stated at fair value. Gains or losses arising from changes in the value of such investments are separately shown as part of shareholders' equity under the caption "Unrealised gain/loss on changes in the value of investments". When the securities are sold, the change is included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for by cost method in the separate financial statements. Investments in associated companies are accounted for by equity method in the consolidated financial statements.

The fair value of available-for-sale securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

4.7 Related parties

Related parties comprise enterprises and individuals that control, or are controlled by the Company, whether directly or indirectly, or which are under common control with the Company. They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and directing of the Company's operations.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those companies in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Company's share of the total recognized gains and losses of associates by the equity accounting method, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company will account for the share of losses not exceeding in investments and further losses no longer accounted for except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint venture

The joint venture company is a company over which activities are jointly controlled, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the joint venture company's assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commenced until the date that joint control ceases.

4.8 Land held for sale and development

Land held for sale and development is valued at cost or net realisable value whichever is lower.

4.9 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Cost is measured by the cash or cash equivalent price of obtaining the asset to bring it to the location and condition necessary for its intended use. Plant and equipment in balance sheet are stated at costs less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives :

Buildings	20 years
Machinery and equipment	3 – 19 years
Furniture, fixtures and office equipment	3 – 12 years
Motor vehicles	5 – 8 years
Site office and temporary camps	5 – 7 years

Expenditures for addition, renewal and betterment, which result in a substantial increase in asset current replacement value, are capitalised. Repair and maintenance costs are recognized as an expense when incurred.

4.10 Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of share of the identifiable net assets which the Company acquired.

The Company has changed its accounting policy for goodwill effective from 1 January 2008.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

4.11 Advance from customer under construction contracts

Advance from customer under construction contracts deducted from the billed of work for the period as indicated in construction agreement. Advance from customer under construction contracts is more than 1 year classified as non current liabilities.

4.12 Debentures and convertible debentures

Debentures and convertible debentures are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, debentures and convertible debentures are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowing on an effective interest basis.

4.13 Discount on debentures

Discount on debentures, comprising the difference between proceeds from debentures issuance and redemption value on maturity, is recognized in the statement of income over the period of the borrowings on an effective interest basis. Gain or loss on early redemption is recognized in the statement of income upon redemption.

4.14 Lease – where the Company, subsidiaries and joint ventures are the lessees

Leases of equipment where the Company, subsidiaries and joint ventures assume substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair values of leased assets or estimated their present values of the underlying lease payments, whichever is lower. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Lease payment deducted by financial charges is recognized as liabilities under financial lease agreements. The interest expense is charged to statement of income over the lease period. Assets acquired under finance lease agreements are depreciated over the useful lives of the assets as referred to in the above Note 4.9.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to statements of income on a straight – line basis over the lease period. When an operating lease is terminated before expiry date of the lease period, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

4.15 Leases – where Company, subsidiaries and joint ventures are the lessors

Assets leased out under operating leases are included in building and equipment in the balance sheet. Depreciation is calculated over their expected useful lives on a basis consistent with other similar assets. Rental income is recognized on a straight – line basis over the lease period.

4.16 Hire purchases payable

These represent hire purchases payable less deferred interest. The repayment subschedules of the hire purchase contracts are 24 – 60 months. The fixed assets acquired under hire purchase agreement are recorded as assets of the Company at their cash price and will be registered in the name of the Company upon the completion of payments. Interest on hire-purchases payable is recognized as expense in the statement of income.

4.17 Impairment

As at balance sheet date, the Company, subsidiaries and joint ventures assess at each reporting date whether there is an indication that any asset may be impaired. If any such indication exists, the Company and subsidiaries make an estimate of the asset recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the income statement. An asset recoverable amount is the higher of fair value less costs to sell and value in use.

4.18 Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

4.19 Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Financial assets and liabilities, denominated in foreign currencies, which are outstanding at the balance sheet date, are translated into Baht at the exchange rates ruling on the balance sheet date. Gains and losses on exchange are included in determining income.

4.20 Financial instruments

Financial assets in the balance sheet include cash and bank balances, investments and trade accounts and loan receivable.

Financial liabilities in the balance sheet include trade accounts payable, financial leases, advance received and borrowings.

The accounting policies for each particular transaction are disclosed under separate sections associated with each item.

4.21 Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses on an accrual basis.

4.22 Provident fund

The Company and subsidiaries set up a registered provident fund contributed by employees and by the Company and subsidiaries for which assets are held in a separate trusteed fund and managed by authorized fund manager.

The Company and subsidiaries contributions are charged to the statement of income in the period which they relate.

4.23 Segment information

Segment information is presented in respect of the Company's, subsidiaries and joint ventures businesses. The primary format, geographical segments, is based on the Company, subsidiaries and joint ventures management and internal reporting structure.

4.24 Dividend payment

Dividend payment is recorded in the financial statements in the period in which they are approved by the Shareholders or Board of Directors of the Company and subsidiaries.

4.25 Basic earnings per share

Basic earnings per share is determined by dividing net loss for the year by the weighted average number of common shares outstanding during the year.



4.26 Derivatives

Forward exchange contracts

Receivables and payables arising from forward exchange contracts are translated into Baht at the rates of exchange ruling at the balance sheet. Gains and losses from the translation are included in determining income.

Cross currency and interest rate swap agreements

Receivables and payables arising from the cross currency swap agreements are translated into Baht at the rates of exchange ruling on the balance sheet. Unrealized gains and losses from the translation are included in determining income. The differences under interest rate swaps are recorded as adjustments to the interest expense relating to the financial obligations in the statement of income.

Currency option agreement

Currency option agreements are contracts between two parties whereby the seller grants the buyer a future option to buy (call option) or to sell (put option) foreign currency at an exchange rate stipulated in the agreement. The Company enters into such agreements in order to manage foreign exchange risk. The notional amounts of cross currency option agreements utilized by the Company to manage foreign exchange risk are not recognized as assets or liabilities upon inception of the agreement, but fees to be received or paid by the Company in respect of such agreements are amortized on a straight line basis over the term of the agreement.

4.27 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related note disclosures. Actual results could differ from these estimates.

4.28 Provisions for liabilities and expenses, and contingent assets

The Company, subsidiaries and joint ventures recognize provisions for liabilities and expenses in the financial statements when the Company, subsidiaries and joint ventures have present legal or constructive obligations as a result of past events with probable outflows of resources to settle the obligation, and where a reliable estimate of the amount can be made. The contingent asset will be recognized as a separate asset only when the realization is virtually certain.

5. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTION AND JUDGEMENT AND CAPITAL RISK MANAGEMENT

5.1 Critical accounting estimates, assumption and judgments

Estimates, assumption and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances are as follows:

1. Construction revenues

   The stage of completion of any construction contract is assessed by management by taking into consideration all information available at the reporting date. In this process, management carries out significant judgements about milestones, actual work performed and the estimated costs to complete the work. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that will affect the stage of completion. Actual outcome in terms of actual costs or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

2. Claims income

   A claim is an amount that the Company, subsidiary or joint ventures seeks to collect from their customers or another party as reimbursement for costs not included in the contract price. A claim may rise from, for example, customer caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are only included in contract revenue when :

   (a) Negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and

   (b) The amount that is probable will be accepted by the customer can be measured reliably.

3. Allowance for project losses

   The Company, subsidiaries, and joint ventures review its construction work-in-progress to determine whether ether is any indication of foreseeable losses. Identified foreseeable losses are recognised immediately in the statement of income when it is probable that total contract costs will exceed total contract revenue as determined by the management.

4. Impairment of receivables

   The Company, subsidiaries, and joint ventures account for allowance for doubtful accounts which equal to the estimated collection losses that may be incurred in the collection of receivables. The estimated losses are based on historical collection experience couple with a review of outstanding receivables at the balance sheet date.

5. Allowance for obsolete, slow-moving and defective inventories

   The Company, subsidiaries, and joint ventures provide allowances for obsolete, slow-moving and defective inventories to reflect impairment of inventories. The allowance is based on consideration of inventory turnover and deterioration of each category.

6. Impairment of investments

   The Company, subsidiaries, and joint ventures treat investments as impaired when there has been a significant or prolonged decline in the fair value below their cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires management judgment.

7. Impairment of goodwill

   The Company annually reviews goodwill from investments in subsidiary companies to determine whether it is impaired or not. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of management estimates.

8. Property, plant and equipment and intangible assets

   Management determines the estimated useful lives and residual values for property, plant and equipment and intangible assets of the Company, subsidiaries, and joint ventures. Management will revise the depreciation and amortization charge where useful lives and residual values previously estimated have changed or subject to be written down for their technical obsolescence or no longer in used.

9. Impairment of assets

   The Company, subsidiaries, and joint ventures consider the allowance for impairment of assets whether there is an indication that an asset may be impaired. If any such indication exists when there has been a significant decline in the fair value below their cost, the Company, subsidiaries, and joint ventures make an estimate of the asset recoverable amount. The determination of recoverable amount is requires management judgment.

10. Leases

   In determining whether a lease is to be classified as an operating lease or finance lease, management is required to use judgment regarding whether significant risk and rewards of ownership of the leased asset has been transferred, taking into consideration terms and conditions of the arrangement.

11. Litigation

   The Company, subsidiaries, and joint ventures normally have contingent liabilities as a result of disputes and litigation. Management of the Company, subsidiaries, and joint ventures use judgment to assess of the results of the disputes and litigation and recognize reasonable provision for losses in the accounts at the balance sheet date. However, actual results could differ from the estimates.

5.2 Capital risk management

Objectives of the Company and subsidiaries in the management of capital are to safeguard their ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In addition, the Company and subsidiaries have to maintain debt to equity ratio as stipulated in loan facility agreements.

In order to maintain or adjust the capital structure, the Company and subsidiaries may adjust the dividend payment to shareholders, to issue new shares or issue new debentures to finance debts or sell assets to reduce debts.

6. CASH AND CASH EQUIVALENTS

	Consolidated F/S		Separate F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Cash and deposits with banks	**2,342,319**	2,357,775	**1,043,880**	935,330
Government bonds and bills of exchange	**-**	1,649,734	**-**	1,649,734
Total	**2,342,319**	4,007,509	**1,043,880**	2,585,064

As at 31 December 2008, government bonds and bills of exchange of approximately Baht 1,649.73 million are for a period of 15 days. These bear interest at the rates 2.10 – 2.18 percent per annum.

7. RESTRICTED DEPOSITS WITH BANKS

As at 31 December 2009, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 73.14 million (2008 : Baht 43.67 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 134.87 million (2008 : Baht 365.92 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 120.99 million (2008 : Baht 97.70 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

8. PROMISSORY NOTES

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Promissory Notes	**751,882**	936,590	**751,882**	936,590
Less : Promissory Notes – Current Portion	**(751,882)**	(300,000)	**(751,882)**	(300,000)
Net	**-**	636,590	**-**	636,590

During the year 2007, the Company arranged with a group of major debtors re – scheduling the collection of amount of receivables that have been long outstanding. Under such arrangement, the debtors agreed to pay the Company by installments over 2 to 3 years by issuing various promissory notes payable to the Company at different due dates. Those promissory notes bear interest at the rate MLR + 4.493% per annum. The Company used such promissory notes as collaterals for its borrowings from a commercial bank, on a back – to – back basis. The borrowings bear interest at the rate of MLR and are included as part of long – term borrowings (loans). As at 31 December 2009 and 2008, the outstanding balances of loans are totaling Baht 751.88 million and 936.59 million, respectively.

9. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2009 and 2008 are as follows :-

Receivable Ages (Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Less than 3 months	**5,259,704**	6,011,096	**2,598,012**	3,168,890
3 – 6 months	**760,250**	952,273	**40,452**	201,971
6 – 12 months	**452,556**	357,759	**77,492**	10,966
More than 12 months	**2,309,912**	1,706,492	**655,091**	641,964
Total	**8,782,422**	9,027,620	**3,371,047**	4,023,791
Less : Allowance for doubtful accounts	**(559,943)**	(542,901)	**(476,793)**	(486,946)
Net	**8,222,479**	8,484,719	**2,894,254**	3,536,845

The Company has set up a full allowance for doubtful accounts for the from private customers accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

Trade accounts receivable as at 31 December 2009 and 2008 include variation order claims of Baht 361.81 million and Baht 302.61 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 160.81 million and Baht 117.22 million, respectively. However, as at 31 December 2009 and 2008, the amount Baht 33.30 million and Baht 117.22 million, respectively, has still been disputed by the customer. Trade accounts receivable of such subsidiary company as at 31 December 2009 and 2008 also include Baht 242.84 million and Baht 244.87 million, respectively, billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.

Trade accounts receivable as at 31 December 2009 includes amount of appropriately Baht 87.91 million of a foreign subsidiary's customer that default the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same.

Trade accounts receivable and earned not yet billed of a subsidiary company as at 31 December 2009 of Baht 654.83 million, billed for interim work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

10. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :-

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	**-**	-	**164,614**	219,808
IOT Joint Venture	**-**	-	**69,588**	67,892
Asian Steel Products Co., Ltd	**-**	-	**785**	559
Thai Pride Cement Co., Ltd.	**-**	-	**24,021**	6,799
ITD – NCC Joint Venture (NT-2)	**-**	-	**1,250,803**	1,084,489

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
ITD – ETF Joint Venture	**-**	-	**429**	4,972
ITD – NCC Joint Venture	**-**	-	**-**	36
PT. Thailindo Bara Pratama	**-**	-	**448,246**	368,407
Italian – Thai International Co., Ltd.	**-**	-	**31,534**	31,534
IN Joint Venture	**-**	-	**3,336**	28,713
Italthai Marine Co., Ltd.	**-**	-	**20,595**	7,507
Bhaka Bhumi Development Co., Ltd.	**-**	-	**68,587**	45,435
IDS Joint Venture	**-**	-	**-**	3,039
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**9,218**	7,105
ITD-Nawarat (L.L.C)	**-**	-	**58,639**	44,026
Aquathai Co., Ltd.	**-**	-	**6,157**	2,141
Nha Pralan Crushing Plant Co., Ltd.	**-**	-	**20,332**	14,877
Italthai Trevi Co., Ltd.	**-**	-	**4,243**	12,616
Italian-Thai Land Co., Ltd.	**-**	-	**8,205**	8,205
Italian-Thai Power Co., Ltd.	**-**	-	**38,795**	24,809
Saraburi Construction Technology Co., Ltd.	**-**	-	**12,227**	2,853
ITD-ITDCEM JV	**-**	-	**185,006**	37,085
ITD-SQ Joint Venture	**-**	-	**3,514**	6,008
Sarithorn Co., Ltd.	**-**	-	**58,469**	15,065
Thai Maruken Co., Ltd.	**-**	-	**12,821**	-
ITD Cementation India Limited	**-**	-	**13,512**	-
Total	**-**	-	**2,513,676**	2,043,980
Less : Allowance for doubtful accounts	**-**	-	**(1,349,181)**	(1,023,056)
Net	**-**	-	**1,164,495**	1,020,924
Associated companies				
MCRP Construction Corporation, Philippines	**687,707**	687,707	**635,836**	635,836
Sino Lao Aluminum Corporation Limited	**25,030**	16,839	**24,921**	16,839
Bangkok Steel Wire Co., Ltd.	**1,786**	395	**1,786**	395
Thai Contractors Assets Co., Ltd.	**16,913**	2,232	**13,437**	1,595
ATO-Asia Turnouts Co., Ltd.	**16,818**	16,522	**16,818**	15,561
Total	**748,254**	723,695	**692,798**	670,226
Less : Allowance for doubtful accounts	**(687,707)**	(687,707)	**(635,836)**	(635,836)
Net	**60,547**	35,988	**56,962**	34,390
Related parties				
Nam Thuen 2 Power Co., Ltd.	**65,596**	167,962	**-**	-
Italthai Engineering Co., Ltd.	**17,681**	78,375	**17,645**	78,340
Siam Steel Syndicate Plc.	**8,494**	2,207	**6,196**	2,166
Italthai Industrial Co., Ltd.	**1,048**	15,117	**1,045**	13,829
Ao Siam Marine Co., Ltd.	**129,626**	125,681	**129,626**	125,681
Amari Co., Ltd.	**-**	370	**-**	370
Nawarat Patanakarn Plc.	**12,604**	806	**12,563**	806
Nishimatsu Construction Co., Ltd.	**-**	131	**-**	-
Ao Po Grand Marina Co., Ltd.	**84,793**	31,732	**84,793**	31,732
Baan Rimnam Chaopraya Co., Ltd.	**460**	460	**460**	460
Asia Pacific Potash Corporation Limited	**22,329**	22,487	**22,329**	22,487
Toyo-Thai Corporation Ltd.	**37,299**	87,609	**37,299**	87,609
Thai Rent All Co., Ltd.	**365**	736	**-**	336
Suvarnnabhumi Entertainment Co., Ltd.	**57,802**	57,802	**57,802**	57,802
Saraburi Coal Co., Ltd.	**11**	123	**11**	123
Amari Estate Co., Ltd.	**21,661**	9,369	**21,661**	5,895
NWR – SBCC Joint Venture	**160,466**	-	**158,668**	-
Others	**43,119**	10,138	**9,240**	10,132
Total	**663,354**	611,105	**559,338**	437,768
Less : Allowance for doubtful accounts	**(88,554)**	(101,650)	**(88,554)**	(101,650)
Net	**574,800**	509,455	**470,784**	336,118

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	**98,768**	131,885	**-**	-
IOT Joint Venture	**41,753**	40,735	**-**	-
ITD – NCC Joint Venture	**-**	18	**-**	-
ITD – NCC Joint Venture (NT-2)	**500,321**	374,501	**-**	-
IN Joint Venture	**1,635**	14,069	**-**	-
ITD – ETF Joint Venture	**150**	1,740	**-**	-
ITD-Nawarat (L.L.C)	**-**	17,611	**-**	-
Others	**3,030**	3,004	**-**	-
Total	**645,657**	583,563	**-**	-
Trade accounts receivable - related parties - Net	**1,281,004**	1,129,006	**1,692,241**	1,391,432

The aging of outstanding balances of trade accounts receivable - related parties as at 31 December 2009 and 2008 are as follows :

Outstanding Ages (Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Less than 3 months	**375,720**	522,951	**660,374**	607,427
3 – 6 months	**109,030**	132,654	**130,306**	134,134
6 – 12 months	**138,654**	236,889	**92,103**	322,255
More than 12 months	**1,433,862**	1,025,869	**2,883,030**	2,088,158
Total	**2,057,266**	1,918,363	**3,765,813**	3,151,974
Less : Allowance for doubtful accounts	**(776,262)**	(789,357)	**(2,073,572)**	(1,760,542)
Net	**1,281,004**	1,129,006	**1,692,241**	1,391,432

During the year, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 329.16 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

11. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	**-**	-	**1,026,261**	1,070,494
Bhaka Bhumi Development Co., Ltd.	**-**	-	**352,461**	368,330
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**34,569**	34,569
Italthai Trevi Co., Ltd.	**-**	-	**9,000**	-
PT. Thailindo Bara Pratama	**-**	-	**870,302**	97,406
ITD Cementation India Limited	**-**	-	**17,212**	17,342
ITD Cemindia Joint Venture	**-**	-	**-**	126,377
ITD-Nawarat (L.L.C)	**-**	-	**273,350**	234,435
ITD – ITDCEM JV	**-**	-	**4,719**	5,267
Italthai Marine Co., Ltd.	**-**	-	**30,000**	-
Others	**-**	-	**24**	884
Total	**-**	-	**2,617,898**	1,955,104
Less : Allowance for doubtful accounts	**-**	-	**(667,791)**	(515,477)
Net	**-**	-	**1,950,107**	1,439,627
Associated companies				
Italian-Thai Gypsum Co., Ltd.	**4,600**	4,600	**4,600**	4,600
Sino Lao Aluminum Corporation Limited	**-**	1,248	**-**	1,248
Total	**4,600**	5,848	**4,600**	5,848
Less : Allowance for doubtful accounts	**(4,600)**	(4,600)	**(4,600)**	(4,600)
Net	**-**	1,248	**-**	1,248

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Related companies				
Obayashi Corporation	**1,308**	1,308	**-**	-
Sahakol Equipment Co., Ltd.	**88,800**	-	**-**	-
Total	**90,108**	1,308	**-**	-
Outstanding balances and portion of other participants of joint ventures				
ITD – Nawarat (L.L.C)	**-**	93,774	**-**	-
ITD – NCC Joint Venture	**-**	398	**-**	-
Total	**-**	94,172	**-**	-
Short - term loans and advances to related parties - net	**90,108**	96,728	**1,950,107**	1,440,875

Significant movements in the short - term loans and advances to subsidiaries and related parties for the year ended 31 December 2009 are as follows :

(Unit : Thousand Baht)	1 January 2009	During the year		31 December 2009
		Increase	Decrease	
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	**1,070,494**	-	(44,233)	**1,026,261**
Bhaka Bhumi Development Co., Ltd.	**368,330**	34,867	(50,736)	**352,461**
Siam Concrete and Brick Products Co., Ltd.	**34,569**	-	-	**34,569**
Italthai Trevi Co., Ltd.	**-**	9,000	-	**9,000**
PT. Thailindo Bara Pratama	**97,406**	772,896	-	**870,302**
ITD Cementation India Limited	**17,342**	-	(130)	**17,212**
ITD Cemindia Joint Venture	**126,377**	-	(126,377)	**-**
ITD-NAWARAT (L.L.C)	**234,435**	38,915	-	**273,350**
ITD – ITDCEM JV	**5,267**	-	(548)	**4,719**
Italthai Marine Co., Ltd.	**-**	30,000	-	**30,000**
Other	**884**	24	(884)	**24**
Total	**1,955,104**	885,702	(222,908)	**2,617,898**
Associated companies				
Italian-Thai Gypsum Co., Ltd.	**4,600**	-	-	**4,600**
Sino Lao Aluminum Corporation Limited	**1,248**	-	(1,248)	**-**
Total	**5,848**	-	(1,248)	**4,600**
Total	**1,960,952**	885,702	(224,156)	**2,622,498**

During the year 2009, the Company has made a provision for loss on non collection of short-term loan and advance to related parties in the separate financial statements totaling amount Baht 38.91 million (2008 : Baht 234.44 million) in consideration that such parties have loss from their operations and may not be able to repay their debts.

12. INVENTORIES AND WORK IN PROGRESS

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Construction in progress	**468,099**	380,561	**9,176**	16,259
Materials	**2,911,034**	3,931,852	**1,086,672**	1,491,821
Total	**3,379,133**	4,312,413	**1,095,848**	1,508,080
Less : Allowance for obsolete inventories	**(18,033)**	(57,611)	**-**	-
Inventories – net	**3,361,100**	4,254,802	**1,095,848**	1,508,080

During the years 2009 and 2008, the movements in allowance for slow - moving and obsolete inventories are as follows :

(Unit : Thousand Baht)	Consolidated F/S	
	2009	2008
Balance as at 1 January	**57,611**	60,290
Add : Additional allowance during the year	**2,152**	4,518
Less : Reversal of allowance for obsolete inventories	**(41,730)**	(7,197)
Balance as at 31 December	**18,033**	57,611

13. INVESTMENTS IN RELATED PARTIES

13.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movements in investments in subsidiaries and joint ventures for the year ended 31 December 2009 as follows :-

(Unit : Thousand Baht)	Separate F/S
Balance as at 1 January 2009	7,680,506
Add : Additional investments	32,475
Less : Allowance for impairment	(982)
Balance as at 31 December 2009	7,711,999

Investments in subsidiaries and joint ventures as at 31 December 2009 and 2008 comprise investments in the following :-

(Unit : Thousand Baht)	Nature of business	Paid-up Capital	Percentage of shareholding (%)		Separate F/S Cost	
			2009	2008	**2009**	2008
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	**99.99**	99.99	**400,000**	400,000
Less : Allowance for impairment					**(400,000)**	(400,000)
Net					**-**	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	**99.99**	99.99	**5,075**	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	**99.99**	99.99	**1,585,000**	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	**99.99**	99.99	**3,499,999**	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	**99.91**	99.91	**999**	999
Less : Allowance for impairment					**(999)**	(999)
Net					**-**	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	**99.70**	99.70	**82,296**	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	**86.96**	86.96	**80,000**	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	80,000	**86.56**	80.45	**80,689**	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of large steel pipes	20,000	**69.90**	69.90	**7,004**	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams for foundation construction work	20,000	**50.96**	50.96	**10,196**	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	**99.99**	99.99	**50**	50
Less : Allowance for impairment					**(50)**	(50)
Net					**-**	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	**99.94**	99.94	**650**	650
Less : Allowance for impairment					**(650)**	(650)
Net					**-**	-
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	**66.86**	61.48	**271**	265
Less : Allowance for impairment					**(271)**	(265)
Net					**-**	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	**74.93**	74.93	**50**	50
Less : Allowance for impairment					**(50)**	(50)
Net					**-**	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	**99.99**	99.99	**100,000**	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	**99.93**	99.93	**250**	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	**99.93**	99.93	**999**	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	**99.93**	99.93	**999**	999

(Unit : Thousand Baht)	Nature of business	Paid-up Capital	Percentage of shareholding (%)		Separate F/S Cost	
			2009	2008	**2009**	2008
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	**99.99**	99.99	**1,483**	1,483
Less : Allowance for impairment					**(1,483)**	(1,483)
Net					**-**	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	**99.99**	99.99	**108,071**	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	**69.57**	69.57	**2,143,951**	2,143,951
ITD–MADAGASCAR S.A.	Mining business	20 Million MGA	**99.70**	-	**354**	-
Total Investments in subsidiaries - net					**7,704,883**	7,679,529
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	**60.00**	60.00	**977**	977
Less : Allowance for impairment					**(977)**	-
Net					**-**	977
QINA Contracting (L.L.C)	Construction services in United Arab Emirates	3 Million UAE	**24.00**	-	**7,116**	-
Total Investments in joint ventures					**7,116**	977
Total Investments in subsidiaries and joint ventures					**7,711,999**	7,680,506

Investments in associated companies

The movements in investments in associated companies for the year ended 31 December 2009 as follows :-

(Unit : Thousand Baht)	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	370,599	332,138
Add : Additional investments	52,770	52,770
Less : Allowance for impairment	(300)	-
Less : Share of losses from associated companies	(95,519)	-
Add : Translation adjustment	11,779	-
Balance as at 31 December 2009	339,329	384,908

Investments in associated companies as at 31 December 2009 and 2008 comprise investments in the following :-

(Unit : Thousand Baht)	Nature of business	Paid-up Capital	Percentage of shareholding (%)		Consolidated F/S Equity		Separate F/S Cost	
			2009	2008	**2009**	2008	**2009**	2008
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	**50.00**	50.00	**5,250**	5,250	**5,250**	5,250
Less : Allowance for impairment					**(5,250)**	(5,250)	**(5,250)**	(5,250)
Net					**-**	-	**-**	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	**49.00**	49.00	**20,679**	16,955	**2,450**	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**46.69**	46.69	**27,346**	27,453	**27,373**	27,373
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	**19.98**	19.98	**12,217**	97,847	**71,603**	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	**20.00**	20.00	**200,000**	200,000	**200,000**	200,000
Less : Allowance for impairment					**(200,000)**	(200,000)	**(200,000)**	(200,000)
Net					**-**	-	**-**	-
Thai Contractors Assets Co., Ltd.	Real estate development	500,000	**15.00**	15.00	**67,278**	53,896	**75,000**	56,250

(Unit : Thousand Baht)	Nature of business	Paid-up Capital	Percentage of shareholding (%)		Consolidated F/S Equity		Separate F/S Cost	
			2009	2008	2009	2008	2009	2008
Overseas companies								
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	**30.00**	30.00	**7,800**	7,800	**7,800**	7,800
Less : Allowance for impairment					**(7,800)**	(7,800)	**(7,800)**	(7,800)
Net					**-**	-	**-**	-
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	**25.00**	25.00	**198**	198	**198**	198
Less : Allowance for impairment					**(198)**	(198)	**(198)**	(198)
Net					**-**	-	**-**	-
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	**24.00**	24.00	**12,000**	12,000	**12,000**	12,000
Less : Allowance for impairment					**(12,000)**	(12,000)	**(12,000)**	(12,000)
Net					**-**	-	**-**	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	**24.00**	24.00	**3,000**	3,000	**3,000**	3,000
Less : Allowance for impairment					**(3,000)**	(3,000)	**(3,000)**	(3,000)
Net					**-**	-	**-**	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business in Laos	12 Million USD	**34.00**	33.00	**209,284**	171,623	**208,482**	174,462
Total Investments in associated companies – net					**336,804**	367,774	**384,908**	**332,138**
Total Investments in subsidiary, associated companies, and joint ventures – net					**336,804**	367,774	**8,096,907**	8,012,644
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD)	**30.00**	30.00	**296,700**	296,700		
Less : Allowance for impairment					**(296,700)**	(296,700)		
Net					**-**	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**4.30**	4.30	**2,525**	2,525		
Allied Enterprise Co., Ltd.	Holding company	1,000	**30.00**	30.00	**300**	300		
Less : Allowance for impairment					**(300)**	-		
Net					**-**	300		
Total					**2,525**	2,825		
Total Investments – net					**339,329**	370,599		

The Company's and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies which have not been reviewed by their auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

The significant financial information of the associates in the aggregate amounts are summarized as follows :

(Unit : Thousand Baht)	For the years ended 31 December	
	2009	2008
Assets	**2,387,921**	2,886,363
Liabilities	**1,358,240**	1,514,031
Revenues	**1,378,707**	1,988,042
Net income (loss)	**(452,757)**	20,848

13.2 Other long - term investments

The movements of other long - term investments for the year ended 31 December 2009 as follows :-

(Unit : Thousand Baht)	Consolidated F/S	Separate F/S
Balance as at 1 January 2009	1,576,335	1,563,159
Add : Additional investments	870,536	870,536
Less : Disposal of investments	(195,566)	(59,395)
Less : Allowance for impairment	(16,200)	(16,200)
Add : Unrealized gain (loss) from changes in value of investments	494,747	353,602
Balance as at 31 December 2009	2,729,852	2,711,702

During the year, the Company paid addition share capital in Nam Theun 2 Power Co., Ltd. for USD 25.60 million which is equivalent to Baht 870.48 million in accordance with Equity Contribution Agreement.

Other long – term investments as at 31 December 2009 and 2008 comprise investments in the following :-

(Unit : Thousand Baht)	Nature of business	Percentage of shareholding (%)		Consolidated F/S Cost		Separate F/S Cost	
		2009	2008	2009	2008	2009	2008
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	-	16.25	-	52,000	-	52,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	**15.00**	15.00	**1,845,600**	975,117	**1,845,600**	975,117
M-Home SPV 3 Co., Ltd.	Real estate development	**11.54**	11.54	**12**	12	**12**	12
Less : Allowance for impairment				**(12)**	(12)	**(12)**	(12)
Net				-	-	-	-
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	**5.45**	5.45	**55,885**	55,885	**55,885**	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	**10.00**	10.00	**24,000**	24,000	**24,000**	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	**6.95**	6.95	**50,069**	50,069	**50,069**	50,069
Less : Allowance for impairment				**(50,069)**	(50,069)	**(50,069)**	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	**2.29**	3.51	**47,313**	47,313	**47,313**	47,313
Less : Allowance for impairment				**(47,313)**	(47,313)	**(47,313)**	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	**0.44**	0.44	**3,000**	3,000	**3,000**	3,000
Less : Allowance for impairment				**(1,985)**	(1,985)	**(1,985)**	(1,985)
Net				**1,015**	1,015	**1,015**	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	**19.83**	19.83	**175,000**	175,000	**175,000**	175,000
Less : Allowance for impairment				**(100,715)**	(84,515)	**(100,715)**	(84,515)
Net				**74,285**	90,485	**74,285**	90,485
Thai Rent All Co., Ltd.	Construction machinery Rental	**15.00**	15.00	**7,500**	7,500	**7,500**	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	**10.00**	10.00	**10,000**	10,000	**10,000**	10,000
Wildemere Co., Ltd.	Holding company	**9.21**	-	**50**	-	**50**	-
Total Investment in other non – listed companies – net				**2,018,335**	1,216,002	**2,018,335**	1,216,002
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	**12.90**	12.90	**308,715**	308,715	**308,715**	308,715
Less : Unrealized loss from changes in value of investments				**(36,681)**	(116,752)	**(36,681)**	(116,752)
Net market value				**272,034**	191,963	**272,034**	191,963
Cyber Bay Corporation, Philippines	Real estate development	-	14.25	-	195,566	-	59,395

(Unit : Thousand Baht)	Nature of business	Percentage of shareholding (%) 2009	2008	Consolidated F/S Cost 2009	2008	Separate F/S Cost 2009	2008
Add : Unrealized gain (loss) from changes in value of investments				-	(69,221)	-	66,950
Net market value				-	126,345	-	126,345
K.C. Property Plc.	Real estate development	**1.04**	1.04	**9,139**	9,139	**9,139**	9,139
Less : Unrealized loss from changes in value of investments				-	(2,559)	-	(2,559)
Net market value				**9,139**	6,580	**9,139**	6,580
Nawarat Patanakarn Plc.	Construction services	**4.05**	4.05	**100,716**	100,716	**100,716**	100,716
Less : Unrealized loss from changes in value of investments				**(60,430)**	(78,558)	**(60,430)**	(78,558)
Net market value				**40,286**	22,158	**40,286**	22,158
Everland Plc.	Real estate development	**0.05**	0.05	**113**	111	**113**	111
Less : Unrealized loss from changes in value of investments				**(5)**	-	**(5)**	-
Net market value				**108**	111	**108**	111
Toyo-Thai Corporation Plc.	Construction services	**16.25**	-	**52,000**	-	**52,000**	-
Add : Unrealized gain (loss) from changes in value of investments				**319,800**	-	**319,800**	-
Net market value				**371,800**	-	**371,800**	-
Total Investment in other listed companies – net				**693,367**	347,157	**693,367**	347,157
Total Investments in other companies – net				**2,711,702**	1,563,159	**2,711,702**	1,563,159
Investments held by subsidiaries							
a) Non-listed company							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	**1,250**	1,250	-	-
Bell Development Co., Ltd.	Real estate management	13.00	13.00	**135,226**	135,226	-	-
Less : Allowance for impairment				**(135,226)**	(135,226)	-	-
Net				-	-	-	-
b) Listed company							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	0.80	0.80	**19,178**	19,178	-	-
Less : Unrealized loss from changes in value of investments				**(2,278)**	(7,252)	-	-
Net market value				**16,900**	11,926	-	-
Total				**18,150**	13,176	-	-
Total Investments in other companies – net				**2,729,852**	1,576,335	**2,711,702**	1,563,159

On 16 June 2009, the Stock Exchange of Thailand approved the listing of the ordinary shares of Toyo-Thai Corporation Plc. The management intend to hold such investment as available for sales security and adjusted this investment to the fair value.

On 22 December 2009, the Company sold investment in Cyber Bay Corporation to Primera Commercio Holding, Inc. Gain (loss) from sale investment recorded in statement of income for the year ended 31 December 2009.

The Company has pledged the shares of related companies to secure the long term - loan with Financial Institutions of related company.

14. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million through a company. These companies are in the process of restructuring their investment structure and expect to be completed in the future. The Company expects to make additional investment to give it 90% stake in the potash mine project. However, the concession for potash mining from government has been in process. Nevertheless, Ministry of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

Currently, the Company is in the process of securing the concession from the government and has been publicizing the project to create knowledge, understanding and participation of public. The Company has launched public relation of potash mining project in 4 districts in the concession area. In addition, the Company builds up knowledge to education division and industrialist in Udonthani and has been building up the social activities, education, sport and culture activities to local people.

The committee to solve the struggle issues for potash mining project has held meetings in March, May and September 2009 and assigned the Governor of Udonthani province to appoint subcommittee to publicize the project and to obtain public hearing in Udonthani. The process is delayed due to the demonstration to dispute of the project from the protestors.

Although, the committee to solve the struggle issues for potash mining project has to take time to solve the problem for the demand from the protestors and to encourage unanimity between the different people in Udonthani area, the Company's management believes that the cooperation between the Government and the Company, including the process of the committee to solve the struggle issues for potash mining project, can solve the problem and obstacle and can convince the related parties to agree to the agreement with the Government to publicize the project for the public understanding and can proceed with the process to obtain the mining license from the Government.

The Company's management believes that this project will benefit both the nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

15. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

	Consolidated F/S		Separate F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	**528,400**	528,400
ITD - NCC Joint Venture	-	-	-	18,360
Italian-Thai International Co., Ltd.	-	-	**140,817**	245,380
IDS Joint Venture	-	-	**220,500**	220,500
IN Joint Venture	-	-	**122,166**	156,291
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	**86,520**	105,000
ITD - NCC Joint Venture (NT-2)	-	-	**319,000**	198,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	**11,500**	12,100
Italian-Thai Land Co., Ltd.	-	-	**555,044**	554,358
Palang Thai Kaowna Co., Ltd.	-	-	**456,350**	456,350
Khunka Palang Thai Co., Ltd.	-	-	**59,066**	59,066
Palit Palang Ngan Co., Ltd.	-	-	**94,456**	94,456
Italian-Thai Power Co., Ltd.	-	-	**263,678**	220,680
Sin Rae Muang Thai Co., Ltd.	-	-	**59,096**	21,391
Thai Pride Cement Co., Ltd.	-	-	**300,303**	-
Italthai Trevi Co., Ltd.	-	-	**25,690**	-
Others	-	-	**16,425**	9,792
Total	-	-	**3,259,011**	2,900,124
Less : Allowance for doubtful accounts	-	-	**(2,092,658)**	(1,668,352)
Net	-	-	**1,166,353**	1,231,772
Associated companies				
Sino Lao Aluminum Corporation Limited	**124,209**	34,462	**124,209**	34,462
Allied Enterprise Co., Ltd.	-	116,100	-	-
Total	**124,209**	150,562	**124,209**	34,462
Related companies				
Central Bay Reclamation and Development Corp	-	35,761	-	-
Asia Pacific Potash Corporation Limited	**265,616**	211,822	-	-
Total	**265,616**	247,583	-	-
Less : Allowance for doubtful accounts	-	(35,761)	-	-
Net	**265,616**	211,822	-	-
Total long - term loans and advances to related Companies - net	**389,825**	362,384	**1,290,562**	1,266,234

Significant movements in the long - term loans and advances to subsidiaries and related parties for the year ended 31 December 2009 are as follows :-

(Unit : Thousand Baht)	1 January 2009	During the year		31 December 2009
		Increase	Decrease	
Subsidiaries and Joint Ventures				
ITO Joint Venture	**528,400**	-	-	**528,400**
ITD-NCC Joint Venture	**18,360**	-	(18,360)	**-**
Italian-Thai International Co., Ltd.	**245,380**	1,096,073	(1,200,636)	**140,817**
IDS Joint Venture	**220,500**	-	-	**220,500**
IN Joint Venture	**156,291**	14,325	(48,450)	**122,166**
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**105,000**	-	(18,480)	**86,520**
ITD – NCC Joint Venture (NT-2)	**198,000**	121,000	-	**319,000**
Nha Pralan Crushing Plant Co., Ltd.	**12,100**	-	(600)	**11,500**
Italian-Thai Land Co., Ltd.	**554,358**	686	-	**555,044**
Palang Thai Kaowna Co., Ltd.	**456,350**	-	-	**456,350**
Khunka Palang Thai Co., Ltd.	**59,066**	-	-	**59,066**
Palit Palang Ngan Co., Ltd.	**94,456**	-	-	**94,456**
Italian-Thai Power Co., Ltd.	**220,680**	42,998	-	**263,678**
Sin Rae Muang Thai Co., Ltd.	**21,391**	37,705	-	**59,096**
Thai Pride Cement Co., Ltd.	**-**	300,303	-	**300,303**
Italthai Trevi Co., Ltd.	**-**	25,690	-	**25,690**
Others	**9,792**	6,633	-	**16,425**
Total	**2,900,124**	1,645,413	(1,286,526)	**3,259,011**
Associated company				
Sino Lao Aluminum Corporation Limited	**34,462**	89,747	-	**124,209**
Total	**2,934,586**	1,735,160	(1,286,526)	**3,383,220**

During the year 2009, the Company has made a provision for loss on non collection of long-term loan and advance from related parties in the separate financial statements totaling amount Baht 155.10 million (2008 : Baht 251.63 million) in consideration that such parties have loss from its operation and may not be able to repay their debts.

16. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 December 2009, the Company also has cash advances of Baht 88.61 million for the investment in a foreign company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd. (indirect subsidiary company), Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. The Company therefore, has capitalized such cash advance in its accounts.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million by 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 31 December 2009, the subsidiary company has paid cash to such broker and related expenses totaling Baht 253.56 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

During the year, Koh Kong Power Light is in the process to offer electricity price to Electricity Generating Authority of Thailand for consideration.

In view of the political problem between Cambodia and Thai, the project does not have any progress. At the end of the year 2009, Company's management decided to make full provision for the above advances.

17. LAND HELD FOR SALE AND DEVELOPMENT

(Unit : Thousand Baht)	CONSOLIDATED	
	2009	2008
Land held for sale and development	**885,440**	952,721
Less : Allowance for impairment	**(394,501)**	(394,501)
Land held for sale and development – net	**490,939**	558,220

Management believes that such assets are salable in the future at prices not less than their net carrying values.

18. PROPERTY, PLANT AND EQUIPMENT

(Unit : Thousand Baht)	Consolidated F/S					
	Land	**Building and factories**	**Furniture, fixtures and Office Equipment**	**Site office And Temporary Camps**	**Machinery and equipment under installation**	**Total**
Cost						
1 January 2009	2,449,209	5,644,099	20,785,928	560,920	735,964	30,176,120
Acquisitions/Transfer in	-	44,377	2,806,623	34,476	582,531	3,468,007
Disposals/Transfer out	-	(17,691)	(1,828,833)	(1,025)	(899,120)	(2,746,669)
Translation adjustment	29	(319)	31,306	(544)	(32,798)	(2,326)
31 December 2009	2,449,238	5,670,466	21,795,024	593,827	386,577	30,895,132
Accumulated depreciation						
1 January 2009	-	2,366,982	12,018,670	276,957	-	14,662,609
Depreciation for the year	-	272,434	2,077,480	65,995	-	2,415,909
Depreciation for disposals	-	(7,303)	(873,732)	(972)	-	(882,007)
Translation adjustment	-	(126)	5,136	(488)	-	4,522
31 December 2009	-	2,631,987	13,227,554	341,492	-	16,201,033
Net book value						
31 December 2008	2,449,209	3,277,117	8,767,258	283,963	735,964	15,513,511
31 December 2009	2,449,238	3,038,479	8,567,470	252,335	386,577	14,694,099
Depreciation for 2008 in statement of income						2,113,618
Depreciation for 2009 in statement of income						2,415,909

(Unit : Thousand Baht)	Separate F/S					
	Land	**Building and factories**	**Furniture, fixtures and Office Equipment**	**Site office And Temporary Camps**	**Machinery and equipment under installation**	**Total**
Cost						
1 January 2009	2,251,667	4,110,642	14,242,357	532,908	159,576	21,297,150
Acquisitions/Transfer in	-	15,437	331,982	34,453	211,837	593,709
Disposals/Transfer out	-	(17,691)	(1,412,305)	(284)	(124,219)	(1,554,499)
Translation adjustment	-	-	(12,981)	(509)	-	(13,490)
31 December 2009	2,251,667	4,108,388	13,149,053	566,568	247,194	20,322,870
Accumulated depreciation						
1 January 2009	-	1,975,183	9,095,844	254,226	-	11,325,253
Depreciation for the year	-	198,940	1,042,814	63,524	-	1,305,278
Depreciation for disposals	-	(7,303)	(617,908)	(284)	-	(625,495)
Translation adjustment	-	-	(5,482)	(474)	-	(5,956)
31 December 2009	-	2,166,820	9,515,268	316,992	-	11,999,080
Net book value						
31 December 2008	2,251,667	2,135,459	5,146,513	278,682	159,576	9,971,897
31 December 2009	2,251,667	1,941,568	3,633,785	249,576	247,194	8,323,790
Depreciation for 2008 in statement of income						1,312,064
Depreciation for 2009 in statement of income						1,305,278

During the year 2009, the Company sold some of machinery in India to save maintenance cost. Loss from disposal of machinery of Baht 512.31 million is recorded in statement of income for the year ended 31 December 2009.

As at 31 December 2009 and 2008, the Company and its subsidiaries have mortgaged land and construction of approximately Baht 306.53 million and Baht 403.55 million, respectively and as at 31 December 2008, the Company and its subsidiaries have mortgaged part of the building with aggregate net book value of Baht 447.89 million with a bank as collaterals for long - term loans from such bank, as discussed in Note 24. In addition, as at 31 December 2009 and 2008, its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 4.91 million and Baht 4.91 million, respectively, with banks as collaterals for the issuance of letters of guarantees for subsidiaries.

As at 31 December 2009 and 2008, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 6,170.40 million and Baht 5,910.98 million, respectively (Separate F/S : Baht 5,036.14 million and Baht 4,775.13 million, respectively).

As at 31 December 2009 and 2008, the Company's and subsidiaries' machinery, equipment and vehicles with net book value amounting to Baht 1,950.32 million and Baht 1,119.50 million are acquired under financial lease/ hire purchase contracts, as referred to in Note 23.

19. GOODWILL

(Unit : Thousand Baht)	Consolidated F/S	
	2009	2008
Cost	**548,948**	548,948
Less : Accumulated amortization	**(48,862)**	(48,862)
Net book value	**500,086**	500,086

The management has considered that the above goodwill has not been impaired.

20. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 December 2009 and 2008 are as follows :-

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Bank overdrafts	**2,512,879**	2,274,344	**106,764**	62,787
Short - term loans from financial institutions	**6,631,178**	5,078,961	**4,420,247**	2,979,377
Total	**9,144,057**	7,353,305	**4,527,011**	3,042,164

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Baht	**4,919**	3,845	**3,872**	2,396
PHP	**110**	141	**110**	141
USD	**9**	6	**-**	-
NTD	**455**	455	**455**	455
INR	**1,290**	493	**-**	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

On 22 July 2009, the Company entered into loan agreement with a local bank for working capital amounting to Baht 2,730.59 million for which Baht 1,604.90 million has been drawndown during the year. This loan bears interest per annum at MLR and repayable within 90 days from the drawndown date in each time.

As at 31 December 2009, part of loans amounting to Baht 1,542.40 million (2008 : Baht 2,073.66 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 31 December 2009 and 2008, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 1,928.72 million and Baht 1,517.12 million, respectively.

21. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

	Consolidated F/S		Separate F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	**272**	3,589
I.C.C.T. Joint Venture	-	-	**136,137**	140,887
IN Joint Venture	-	-	**505**	5,670
Thai Maruken Co., Ltd.	-	-	**169,544**	93,690
ITO Joint Venture	-	-	**414**	10,762
Italthai Trevi Co., Ltd.	-	-	**76,474**	57,460
Siam Concrete and Brick Products Co., Ltd.	-	-	**65,594**	58,721
ITD - ETF Joint Venture	-	-	**2,812**	6,633
ITD Cementation India Limited	-	-	**35,225**	124,663
ITD-ITDCEM JV	-	-	**-**	95,894
Asian Steel Product Co., Ltd.	-	-	**51,427**	29,713
Thai Pride Cement Co., Ltd.	-	-	**22,793**	2,619
Nha Pralan Crushing Plant Co., Ltd.	-	-	**461**	1,809
Aquathai Co., Ltd.	-	-	**39,393**	72,224
Italthai Marine Co., Ltd.	-	-	**-**	3,984
Saraburi Construction Co., Ltd.	-	-	**7,819**	7,235
ITD-NCC (NT-2) Joint Venture	-	-	**16,304**	-
Others	-	-	**4,979**	8,029
Total	-	-	**630,153**	723,582
Associated companies				
MCRP Construction Corporation, Philippines	**84,594**	79,995	**84,594**	79,995
Bangkok Steel Wire Co., Ltd.	**35,429**	58,896	**25,588**	22,352
ATO-Asia Turnouts Ltd.	**29,596**	44,033	**29,596**	41,996
Thai Contractors Asset Co., Ltd.	**17,549**	-	**17,549**	-
Total	**167,168**	182,924	**157,327**	144,343
Related companies				
Takenaka Corporation	**223,872**	234,214	**-**	-
Obayashi Corporation	**85,892**	90,841	**-**	-
Italthai Industrial Co., Ltd.	**255,239**	127,986	**67,871**	69,600
Siam Steel Syndicate Plc.	**59,325**	123,111	**59,137**	123,111
Nishimatsu Construction Co., Ltd.	**317,882**	298,423	**-**	-
Italthai Engineering Co., Ltd.	**294,419**	228,173	**292,273**	224,241
Charoong Thai Wire & Cable Plc.	**51,938**	90,812	**51,938**	89,813
Nawarat Patanakarn Plc.	**75,143**	90,255	**75,143**	77,983
Toyo-Thai Corporation Ltd.	**1,256**	2,846	**1,256**	2,846
Thai Rent All Co., Ltd.	**30,198**	39,188	**30,154**	38,891
Amarine Estate Co., Ltd.	**11,411**	24,720	**11,411**	24,720
Siam Fiber Optics Co., Ltd.	**4,202**	15,775	**4,202**	15,775
Thai Nippon Steel Co., Ltd.	**3,623**	-	**3,623**	-
Others	**107**	9,196	**56**	5,450
Total	**1,414,507**	1,375,540	**597,064**	672,430

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	**163**	2,153	**-**	-
I.C.C.T. Joint Venture	**102,103**	105,665	**-**	-
ITO Joint Venture	**248**	6,457	**-**	-
ITD - ETF Joint Venture	**984**	2,321	**-**	-
IN Joint Venture	**247**	2,778	**-**	-
ITD – NCC (NT2)	**6,522**	33	**-**	-
Others	**1,170**	585	**-**	-
Total	**111,437**	119,992	**-**	-
Total	**1,693,112**	1,678,456	**1,384,544**	1,540,355

22. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - SQ Joint Venture	-	-	122,700	-
ITD Cementation India Limited	-	-	-	967
ITD-ITDCEM JV	-	-	-	1,087
Total	-	-	122,700	2,054
Associated company				
Thai Contractors Asset Co., Ltd.	-	9,964	-	-
Related companies				
Nam Theun 2 Power Co., Ltd.	4,470	54,855	-	-
Nawarat Patanakarn Plc.	-	68,138	-	-
Others	13	673	-	-
Total	4,483	123,666	-	-
Outstanding balances and portion of Other participants in joint ventures				
ITD-SQ Joint Venture	61,350	-	-	-
Short - term loans and advances from related parties	65,833	133,630	122,700	2,054

Significant movements in the short - term loans and advances from related parties for the year ended 31 December 2009 are as follows :

(Unit : Thousand Baht)	1 January 2009	During the year		31 December 2009
		Increase	Decrease	
Associated company				
Thai Contractors Asset Co., Ltd.	**9,964**	-	(9,964)	**-**
Related companies				
Nam Theun 2 Power Co., Ltd.	**54,855**	-	(50,385)	**4,470**
Nawarat Patanakarn Plc.	**68,138**	-	(68,138)	**-**
Others	**673**	-	(660)	**13**
Total	**123,666**	-	(119,183)	**4,483**
Outstanding balances and portion of other participants in joint ventures				
ITD-SQ Joint Venture	**-**	61,350	-	**61,350**
Total	**133,630**	61,350	(129,147)	**65,833**

23. HIRE - PURCHASES PAYABLE

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Hire – purchases payable (less than 1 year)	**339,914**	504,285	**147,163**	382,839
Hire – purchases payable (period : 2 - 8 years)	**944,893**	671,843	**227,826**	261,454
Total	**1,284,807**	1,176,128	**374,989**	644,293
Less : deferred interest	**(187,304)**	(181,044)	**(132,294)**	(83,255)
Less : Current portion of hire - purchase	**(314,910)**	(421,629)	**(147,163)**	(337,195)
Net	**782,593**	573,455	**95,532**	223,843

The above hire - purchases payable are for machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

24. LONG - TERM LOANS

As at 31 December 2009 and 2008, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Outstanding balance	**2,952,487**	6,983,073	**1,811,005**	5,382,398
Less : Current portion	**(1,048,181)**	(2,282,580)	**(600,001)**	(1,546,760)
Net	**1,904,306**	4,700,493	**1,211,004**	3,835,638

Movements in the long - term loans for the years ended 31 December 2009 and 2008 are summarized below :

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Balance as at 1 January	**6,983,073**	7,224,781	**5,382,398**	5,421,806
Add : Additional borrowings	**660,184**	2,428,316	**308,712**	2,060,257
Less : Repayments	**(4,656,241)**	(2,604,347)	**(3,863,421)**	(2,102,307)
Less : Translation adjustment	**(34,529)**	(65,677)	**(16,684)**	2,642
Balance as at 31 December	**2,952,487**	6,983,073	**1,811,005**	5,382,398

The Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 1.57 million or equivalent to Baht 73.31 million has been drawndown during the year. This loan bears interest per annum at EURIBOR.

The Company entered into loan agreement with a local bank for a project amounting to Baht 850 million for which Baht 160 million has been drawndown during the year. This loan bears interest per annum at MLR.

As at 31 December 2009 and 2008, the Company and subsidiaries have mortgaged part of land and construction thereon of Baht 306.53 million and Baht 403.55 million and as at 31 December 2008, the Company and subsidiaries have mortgaged part of building with a net carrying value of Baht 447.89 million as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the execution of new loan obligation.

As at 31 December 2009 and 2008, the long - term credit facilities of the Company have not yet been drawndown amounting to Baht 838.94 million and Baht 904.75 million, respectively.

The Company has not been able to maintain some financial ratios as stipulated in the loan agreement with two banks. However, the Company negotiated with such banks to waive the covenant of such financial ratios. The Company had obtained the letter from a bank dated 11 February 2010 granting the relieve to all covenant conditions under the long-term loan agreement for the year 2009. However, The Company obtained a letter from another bank dated 25 January 2010 to amend the debt to equity ratio from 1.50 : 1 to 1.80 : 1 but the Company has not been able to maintain such financial ratio. Nevertheless, such bank is under consideration to relieve debt to equity ratio from 1.80 : 1 to 2.00 :1. Therefore, the Company had classified such long term loan from such bank of Baht 85 million as current liabilities.

25. DEBENTURES – NET

Debenture set (Unit : Thousand Baht)	Duration	Date of issue	Maturity date	Interest rate (% p.a.)	Consolidated and Separate F/S	
					2009	2008
1	3 years	20 September 2006	20 September 2009	7.00	**-**	704,565
2	2 years	23 September 2008	23 September 2010	6.50	**1,992,787**	1,992,787
3	5 years	26 June 2009	26 June 2014	6.50	**4,934,173**	-
Total					**6,926,960**	2,697,352
Less : Current portion of debentures					**(1,996,423)**	(705,837)
Debentures – net of current portion					**4,930,537**	1,991,515

The movements of debentures during the years ended 31 December 2009 and 2008 in the consolidated and separate financial statements are as follows :

(Unit : Thousand Baht)	2009	2008
Balance as at 1 January	**2,697,352**	1,760,192
Newly issued debentures	**5,000,000**	2,000,000
Redemption during the year	**(706,700)**	(1,057,100)
Cost of issuing debentures	**(77,483)**	(9,816)
Amortization of costs of issuing debentures	**13,791**	4,076
Current portion	**(1,996,423)**	(705,837)
Balance as at 31 December	**4,930,537**	1,991,515

On 26 June 2009, the Company issued new subordinate, unsecured debentures with principal amount of Baht 5,000 million to specific person with five-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be dued for redemption on 26 June 2014 and the Company has early redemption option after 3 years. This option has minimum redemption at the rate 25% of outstanding debentures value. The Company used the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the execution of new loan obligation.

The Company has not been able to maintain some financial ratios as stipulated in the debentures regulations. However, the Company had obtained the approval to amend debt to equity ratio from 1.5 : 1 to 2 : 1 as approved in the debentures shareholders meeting 1/2552, held on 30 December 2009.

26. CONVERTIBLE DEBENTURES - NET

At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuilt for the convertible debentures. The shareholders approved an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

On 10 June 2008, the Company issued unsecured convertible debentures of USD 150 million which were offered to foreign investors, but not be offered or sold within the United States or to US person, and juristic person in relation to "Regulation S". The convertible debentures were registered as listed securities on the Singapore Exchange Securities Trading Limited under the Securities Act of Singapore.

The convertible debentures are issued at par with a face value of USD 100,000 per debenture. Interest is payable semi-annually in arrears at an annual interest rate of 4.5%. Each debenture is convertible at any time up to maturity at an initial conversion ratio at 310,621.63 shares per 1 unit of convertible debenture (a fixed exchange rate of 32.04 Baht = 1 USD and initial conversion price of 10.3148 Baht). Debentureholders have the right to convert debentures starting from 21 July 2008 but not less than seven business days prior to the maturity date. However, the Company has cash settlement option in lieu of delivering ordinary shares to the debentureholders.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares as a separate item in the balance sheet.

The nominal values of the convertible debentures will be redeemed as follows :

(Unit : USD) Redemption	Date	Redemption amount
1st	10 December 2008	101,750.00
2nd	10 June 2009	103,570.00
3rd	10 December 2009	105,462.80
4th	10 June 2010	107,431.31
5th	10 December 2010	109,478.56
6th	10 June 2011	111,607.71
7th	10 December 2011	113,822.02
8th	10 June 2012	116,124.90
9th	10 December 2012	118,519.89
10th	10 June 2013	121,010.69

At any time after 10 June 2010 but not less than seven business days prior to the maturity date, the Company has an option to early convert or redeem all of the convertible debentures.

The debentureholders have not taken the option to redeem the convertible debentures during the years 2009 and 2008 as stated above.

During the year ended on 31 December 2009, the Company early redempted and cancelled a portion of the outstanding convertible debentures amounting to USD 37.70 million, representing 25.13% of the outstanding principal amount of convertible debentures. Gains on early redemption of convertible debentures and cancellation of Baht 503.38 million was recognized in the statement of income for the year ended on 31 December 2009.

Initial convertible debentures comprise the following :

(Unit : Thousand Baht)	Consolidated and Separate F/S
Convertible debentures	4,942,401
Less : Issuing convertible debentures costs	(112,170)
Convertible debentures – net	4,830,231

The movements of convertible bonds during the years ended 31 December 2009 and 2008 in the consolidated and separate financial statements are as follows :

(Unit : Thousand Baht)	2009	2008
Balance as at 1 January	**4,830,231**	-
Issued convertible debentures	**-**	4,897,925
Convertible debentures buyback and cancellation	**(1,230,245)**	-
Reversal on issuing costs of convertible debentures	**25,800**	(122,257)
Amortization of costs of issuing convertible debentures	**17,160**	10,087
Unrealised gain (loss) on exchange rates	**(49,904)**	44,476
Balance as at 31 December	**3,593,042**	4,830,231

Should debentureholders not convert and continue holdings the debentures to maturity, interest expense on the convertible debentures is calculated using the effective interest method by applying the effective interest rate of 8.52% per annum, inclusive of the costs of issuing convertible debentures and yield to maturity.

On 11 June 2008, the Company entered into various hedge agreements to hedge foreign currency and interest rate risks, of which the details are as follows :

1. The Company entered into a cross currency swap and interest rate swap agreements with a financial institution to make cross currency swap for the Company's convertible debentures for USD 50.00 million for Baht 1,634.00 million and to swap interest rate at 4.50 percent per annum on USD for 5.77 percent per annum on Baht. The term of the agreement is for three years.
2. The Company entered into a call spread and coupon swap agreement with a financial institution to exchange the Company's convertible debentures for USD 50.00 million at Baht 32.60 per 1 USD with a condition to exchange the USD at market rate if the exchange rate is more than Baht 35.60 per 1 USD, and to obtain compensation of Baht 3.00 per 1 USD, and to swap interest rate at 4.50 percent per annum on USD for 6 MonthFIX plus 2.45 percent per annum on Baht. The term of the agreement is for three years.
3. The Company entered into foreign currency forward agreement with a financial institution for the Company's convertible debentures for USD 50.00 million at 33.70 Baht per 1 USD with a condition to take the foreign currency option if the exchange rate reaches Baht 35.00 per 1 USD. The Company has paid premium for this contract of USD 1.39 million and will amortize this over the agreement period. The term of the agreement is for three years. However, during the year, the Company cancelled a portion of foreign currency forward agreement of USD 37.70 million due to the Company early redempted and cancelled such of convertible debentures.

There is no potential dilution in earnings per share arose from the convertible debentures because the average share price during this year was lower than the exercise price. The Company therefore has not computed the diluted earnings per share from the convertion of debentures.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares separate items in balance sheet.

27. RELATED PARTY TRANSACTIONS

During the year, the Company, its subsidiaries and joint ventures had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Purchases of assets	Mutually agreed
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the year :-

	Consolidated F/S		Separate F/S	
	For the years ended 31 December			
(Unit : Million Baht)	**2009**	2008	**2009**	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	**-**	-	**1,478**	1,384
Sales of equipment	**-**	-	**8**	39
Purchases of construction materials and services	**-**	-	**770**	892
Purchase of equipment	**-**	-	**64**	52
Transactions with associated companies				
Construction services and other income	**216**	174	**146**	172
Purchases of construction materials and services	**58**	217	**38**	121
Transactions with related companies				
Construction services and other income	**1,746**	3,370	**800**	876
Sales of equipment	**21**	-	**19**	-
Purchases of construction materials and services	**1,477**	1,009	**1,195**	702
Purchases of equipment	**57**	95	**17**	91

During the year, a subsidiary company diversified its business by providing specialist to assist a related company to do mining development. Such subsidiary company received a fee of Baht 30.00 million for the first time.

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 31 December 2009, an indirect subsidiary company have loans from directors amounting to Baht 146.88 million (2008 : Baht 159.23 million). Such loans bear no interest.

28. ALLOWANCE FOR LOSSES ON CONSTRUCTION WORK

Movement of allowance for losses on construction work for the years ended 31 December 2009 and 2008 as follow :

	Consolidated F/S		Separate F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Balance as at 1 January	**639,964**	567,160	**628,176**	567,160
Add : Additional allowance for losses	**-**	72,804	**-**	61,016
Less : Realized loss during the year	**(149,190)**	-	**(153,683)**	-
Balance as at 31 December	**490,774**	639,964	**474,493**	628,176

29. INCOME TAX

The Company has operation losses and is not subject to pay income tax for the year ended 31 December 2009.

Income tax for the branch in Taiwan has been calculated based on 25.00 percent of taxable income.

Income tax for the year ended 31 December 2009 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30.00% on the net income after adding back certain expenses which are not allowable for tax computation purposes and the deduction of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements represents income taxes of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

30. DIVIDEND PAYMENT

At the Ordinary General Shareholder Meeting 1/2551, held on 25 April 2008, the shareholders approved the appropriation of dividends from the operations for the year 2007 of Baht 0.07 per share for 4,193,678,180 ordinary shares totaling Baht 293.19 million.

31. PROVIDENT FUND

The Company and subsidiaries and its employees have jointly established a provident funds in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company, and subsidiaries contributed to the funds monthly at the rate of 2.00 – 5.00 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2009 and 2008, the Company and its subsidiaries contributed Baht 38.30 million and Baht 35.78 million, respectively, to the fund (Separate F/S : Baht 32.52 million and Baht 30.16 million, respectively).

32. COST OF CONSTRUCTION WORK

As at 31 December 2009 and 2008, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amounted to Baht 148,742.18 million and Baht 132,337.04 million, respectively (Separate F/S : Baht 84,798.63 million and Baht 88,035.56 million, respectively).

33. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5.00% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10.00% of the registered capital. The statutory reserve is not available for dividend distributions.

34. OTHER INCOMES

Significant other incomes for the years ended 31 December 2009 and 2008 are as follows :

	Consolidated F/S		Separate F/S	
(Unit : Thousand Baht)	**2009**	2008	**2009**	2008
Rental income	**38,882**	84,412	**684,885**	284,470
Insurance claim	**150,890**	13,441	**2,737**	1,893
Penalty of work delay income	**67,891**	-	**-**	-
By – product income	**48,007**	-	**-**	-
Gain from cancelled forword contract	**44,500**	-	**44,500**	-
Consult fee	**30,000**	-	**-**	-
Recovery bad debt	**9,750**	90,589	**2,118**	80,603
Gain from disposal capital assets	**5,808**	27,766	**-**	16,050
Others	**212,176**	375,230	**131,206**	93,080
Total	**607,904**	591,438	**865,446**	476,096

35. EXPENSES BY NATURE

Significant expenses by nature for the years ended 31 December 2009 and 2008 are as follows :

(Unit : Thousand Baht)	Consolidated F/S		Separate F/S	
	2009	2008	**2009**	2008
Salary, wages and other employee benefits	**6,482,035**	6,768,778	**4,531,466**	4,954,672
Depreciation	**2,415,909**	2,113,618	**1,305,278**	1,312,064
Amortisation	**50,290**	53,220	**43,242**	39,579
Rental expense	**1,706,976**	1,251,695	**547,986**	662,488
Raw materials and supplies used	**15,962,153**	18,037,086	**8,715,584**	10,456,246
Subcontract cost	**8,275,213**	8,840,841	**4,220,329**	3,594,801
Utilities expenses	**463,964**	644,362	**345,763**	532,209
Transportation expenses	**586,343**	796,260	**226,592**	254,859
Repair and maintenance expenses	**353,669**	331,801	**94,591**	115,523
Prebid expenses	**43,985**	69,839	**43,943**	69,789
Professional fee	**249,676**	332,503	**13,233**	10,313
Fuel expenses	**1,612,430**	2,196,837	**806,855**	1,255,224

36. GUARANTEES

As at 31 December 2009 and 2008, there are outstanding guarantees totaling approximately Baht 24,951.31 million and Baht 28,799.47 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 31 December 2009 and 2008, there are outstanding guarantees totaling approximately Baht 8,160.40 million and Baht 8,670.30 million, respectively, issued to financial institutions and its venture partners to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

37. COMMITMENTS

37.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 31 December 2009 and 2008, the outstanding balance of loans amounted to Baht 306.41 million and Baht 919.23 million, respectively.

37.2 As at 31 December 2009, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

Currency (Unit : Million Baht)	Baht Equivalent	
	Consolidated F/S	Separate F/S
Baht	2,758.75	2,632.22
NTD	1,709.25	1,709.25
USD	10.66	-
INR	2,215.36	2,215.36
AUD	1.02	-

37.3 As at 31 December 2009, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, for purchases of materials, machinery and software and related services :

Currency (Unit : Million Baht)	Baht Equivalent	
	Consolidated F/S	Separate F/S
Baht	60.04	16.10
EUR	78.11	8.81
USD	70.22	1.88
INR	219.02	12.16
SEK	16.09	-
NOK	10.14	-
SGD	35.93	-
GBP	22.43	-
NTD	1.24	1.24

37.4 As at 31 December 2009, the Company had outstanding commitment of USD 22.20 million in respect of uncallable portion of investments in an associated company and two related companies, and uncall portion of investments in a subsidiary company of Baht 0.75 million.

38. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 654.89 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.03 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered by the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 379.18 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 244.70 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

39. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the years ended 31 December 2009 and 2008 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

	Consolidated F/S									
	For the years ended 31 December 2009 and 2008									
	Local		Overseas		Total		Elimination		Grand total	
(Unit : Million Baht)	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Revenues from construction work	**22,320**	23,735	**17,889**	18,871	**40,209**	42,606	**(1,986)**	(1,536)	**38,223**	41,070
Revenues from sales and services	**2,133**	2,438	**-**	-	**2,133**	2,438	**(673)**	(609)	**1,460**	1,829
Gross income (loss)	**1,102**	1,613	**415**	(913)	**1,517**	700	**632**	100	**2,149**	800
Dividend and shares of profit from the joint ventures									**30**	74
Interest income									**246**	133
Gain (loss) on exchange rate									**385**	(294)
Gain on early redemption of convertible debentures and cancellation									**503**	-
Other income									**608**	592
Selling expenses									**(28)**	(15)
Administrative expenses									**(2,130)**	(1,796)
Executives remunerations									**(59)**	(62)
Provision for doubtful accounts									**(194)**	(232)
Loss on sale of capital assets									**(512)**	-
Loss on devalue of investments									**(16)**	-
Loss on disposal of investment									**(113)**	-
Loss on write off cash advance for project									**(254)**	-
Provision for impairment and others									**(48)**	(28)
Share of losses from investments accounted for by equity method									**(96)**	(1)
Financial expenses									**(2,065)**	(1,744)
Income tax									**(199)**	(105)
Minority interests									**19**	22
Net loss for the year									**(1,774)**	(2,656)

	As at 31 December 2009 and 2008									
	Local		Overseas		Total		Elimination		Grand total	
(Unit : Million Baht)	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Property, plant and equipment - net	**10,938**	12,295	**3,756**	3,219	**14,694**	15,514	**-**	-	**14,694**	15,514
Other assets	**35,572**	36,278	**14,786**	15,401	**50,358**	51,679	**(11,070)**	(9,963)	**39,288**	41,716
Total assets	**46,510**	48,573	**18,542**	18,620	**65,052**	67,193	**(11,070)**	(9,963)	**53,982**	57,230

40. FINANCIAL INSTRUMENTS

Financial risk management

The Company's financial instruments principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short - term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed are described below.

Credit risk

The Company has exposure to credit risk primarily with respect to trade accounts receivable, loans, and other receivables. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses since most of the credit grantings are covered with contracts and guarantees. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

Interest rate risk

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables, debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal. The Company also entered into interest rate swap agreements to hedge its interest rate risk.

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange and currency swap contracts when it considers appropriate. Generally, the forward and currency swap contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2009 are summarized below :

Foreign currency	Financial assets (Million)	Financial liabilities (Million)	Average exchange rate as at 31 December 2009 (Baht per 1 foreign currency unit)
USD	18	113	33.3688
JPY	218	1,040	0.3623
EUR	5	20	47.7934
VND	6,851	4,697	0.0018
INR	20	-	0.7176
NOK	-	1	5.7325

Forward exchange contracts which remain outstanding on 31 December 2009 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	100	0.3812
NOK (buy)	27	5.76 – 5.79
EUR (buy)	8	47.24517 – 49.53800
GBP (buy)	2	49.84000 – 55.75000
NOK (buy)	4	5.78750 – 5.80375
SEK (buy)	5	4.870550
USD (sell)	49	31.5322 – 35.7550

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 December 2009 which are unhedged.

	Consolidated F/S (Net)					
	EUR Million	USD Million	JPY Million	VND Million	INR Million	NOK Million
Assets in foreign currencies	5	18	218	6,851	20	-
Trade accounts payable	6	1	910	3,931	-	1
Hire - purchase payables	-	-	130	-	-	-
Advances received from customers under construction contracts	-	-	-	765	-	-
Loans from financial institutions	14	-	-	-	-	-

	Separate F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currencies	5	18	21	6,851	20
Trade accounts payable	-	-	-	3,931	-
Hire - purchases payable	-	-	130	-	-
Advances received from customers under construction contracts	-	-	-	765	-
Loans from financial institutions	14	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

Fair values of financial instruments

Since the majority of the Company's, its subsidiaries' and its joint ventures' financial instruments are short-term in nature, and the significant financial assets and liabilities comprise loans to, loans from, debentures and convertible debentures which bear interest at rates close to market rates, the fair value of these financial assets and liabilities are not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length basis. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

41. OTHERS

a) At the beginning of the year 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company and joint venture so far have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification. During the year, the joint venture received the certificate of completion and satisfaction of the work inspection committee of the employer dated 10 September 2009 to relieve all the obligations of the joint venture on the construction of the runways and taxiways at Suvarnabhumi Airport from Government Enterprise.

b) During the year, a subsidiary company handover a portion of work to Government Enterprise and received the certificate of work but may be penalised for the delay delivery of the work for Baht 111.20 million for the use of materials differently from those specified in the agreement. However, the subsidiary company's management believes that the changes of the materials were made with proper technical certification that do not affect the performance of the structure of work, and therefore does not expect to incur the significant loss.

c) On 13 November 2009, a joint venture has filed the statement of claim to the arbitrator for payment and damages accordance with construction agreement from one government enterprise amounting to Baht 7,070.69 million and YEN 568.77 million of which 40% of this claim is attributable to the Company.

42. EVENT AFTER REPORTING DATE

a) On 28 January 2010, the Company early redeemed and cancelled a portion of the outstanding convertible debentures amounting to USD 14.20 million, representing 12.64% of the outstanding principal amount of convertible debentures with gains of Baht 99.57 million.

b) In January 2010, the Company entered into stock purchase agreement of Italthai Trevi Co., Ltd. from a shareholder of 35,000 shares, Baht 100 per share. The Company shall install Baht 500,000 per quarter and first instalment on 29 January 2010 and will be transfer stock's right to the Company when fully instalment with in July 2011.

c) In February 2010, the Company entered into assets purchase agreement with a related company of Baht 115.00 million which will be paid in March 2010. Such transaction is for offsetting the outstanding balances of receivable.

43. RECLASSIFICATION

Certain amounts in the balance sheet as at 31 December 2008 and the statement of income for the years ended 31 December 2008 have been reclassified to conform with the presentation in the financial statements for year ended 31 December 2009.

The reclassifications have been made to comply with the classification according to pronouncement of the Department of Business Development for the determinations of items in the financial statements B.E. 2552 dated 30 January 2009.

44. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 2 March 2010.

Italian-Thai Development Public Company Limited

2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok 10310, Thailand
Telephone : +66 (0) 2716-1600 Fax : +66 (0) 2716-1488
For more information please contact : Corporate Services Division Ext. 3800-3802
Fax : +66 (0) 2716-1494 www.itd.co.th E-mail : cccs@itd.co.th